

MOL

MOL Annual Report 2005

Setting the Pace from "New Europe"

MOL's 2006–2010 strategy

MOL's 2006–2010 strategy is to maximise the potential from growth in "New Europe" while providing superior returns

Efficiency	Growth	Risk Control	Capabilities
MOL Group			
Strong efficiency improvement in all businesses, maximise potential from integration	Triple hydrocarbon production, double refined product sales	Balance the corporate portfolio	Optimise operations across the entire Group
▹ 2010 ROACE target 15 % NOPAT based ▹ Efficiency improvement of USD 285 mn by 2010	▹ 2010 Group EBITDA target exceeding USD 3.5 bn ▹ Capture additional growth opportunities from potential acquisitions	▹ Maintain investment grade credit rating ▹ Gearing ratio to remain below 30% ▹ Continue capital discipline ▹ Maintain portfolio balance	▹ Leverage transformation and integration experience
Exploration & Production and Gas			
▹ 2010 ROACE target of 20% ▹ Efficiency improvement of USD 50 mn by 2010	▹ Triple hydrocarbon production to 300 thboe/day ▹ Building a focused but robust core portfolio ▹ Regional expansion jointly with INA and through corporate acquisitions ▹ Build third import gas route ▹ Transit gas to existing and new markets including Romania and Croatia ▹ Support Nabucco project	▹ Exploration spending in line with group risk profile ▹ Maintaining balance between development &production and exploration projects ▹ Control position in low risk gas transmission	▹ Widespread use of partnerships ▹ Capitalise on special niche skills ▹ Utilise low cost on-shore production experience ▹ Capital discipline
Refining and Marketing			
▹ 2010 ROACE target of 16% ▹ Efficiency improvement of USD 75 mn by 2010	▹ Double refined product sales ▹ Value-driven investments ▹ 1500 filling stations by 2010 ▹ Disciplined capture of inorganic growth opportunities	▹ Increased security of crude supply ▹ Comply with environmental regulations	▹ Quality leadership ▹ State-of-art refinery and logistic assets ▹ Experience in optimisation of markets, assets and operation
Petrochemicals			
▹ 2010 ROACE target 14% ▹ Efficiency improvement of USD 60 mn by 2010	▹ Strengthening our niche market position on Western markets ▹ Developing presence in the fast growing Eastern markets. ▹ Maximise plant availability	▹ Joint MOL Group optimisation alongside the value chain. ▹ Flexibility for our refineries regarding petrochemical feedstock supply	▹ Firm basis of domestic and CEE markets ▹ Proven capabilities in product marketing ▹ Competitive product slate and customer portfolio ▹ State-of-art new units

Contents

MOL at a glance

MOL is the leading integrated oil and gas group in Central and Eastern Europe and one of the largest company in the region in terms of sales revenues.

The core activities of our group include:

- exploration and production of crude oil, natural gas and gas products
- refining, transportation, storage and distribution of crude oil products in both retail and wholesale markets
- importation, transportation, storage and wholesale trading of natural gas and other gas products
- the production and sale of olefins and polyolefins

We are market leaders in each of our core activities in Hungary and Slovakia. Our main objective is to provide superior levels of shareholder return by fully exploiting our market potential, by implementing a dynamic development and expansion strategy and by realizing where possible the potential for further internal efficiency improvements. MOL shares are listed on the Budapest, Luxembourg and Warsaw Stock Exchanges and its GDRs are traded on London's International Order Book.

Key Financial and Operating Data

	2004	2005	'05/'04 %	2005 USD million
Key financial data, IFRS (HUF bn)				
Net sales revenues	1,955.8	2,455.2	25.5	12,297.5
EBITDA	357.3	427.9	19.8	2,143.3
Operating profit	248.8	304.4	22.3	1,524.7
Profit before taxation	261.9	277.2	5.8	1,388.4
Net income	208.6	244.9	17.4	1,226.6
Operating cash flow	324.4	282.2	(13.0)	1,413.5
Capital expenditures and investments				
EPS, HUF	2,022	2,401	18.7	12.0
Return On Equity (ROE) %	28.4	24.9	(12.3)	-
Return On Capital Employed (ROACE), %*	27.9	27.6	(0.9)	-
Key operating data				
Proved reserves				
crude oil (million bbl)	104.1	100.9	(3.1)	
natural gas (million boe) incl. condensate	206.5	189.1	(8.4)	
Total hydrocarbons (million boe)	**310.6**	**290.0**	**(6.6)**	
Daily average production				
crude oil and condensate (thousand bbl/day)**	54.4	55.1	1.3	
natural dry gas (thousand boe/day)**	46.9	45.5	(3.0)	
Total hydrocarbons (thousand boe/day)**	**101.3**	**100.6**	**(0.7)**	
Natural gas sales (million cubic meters)	13,291	13,493	1.5	
LPG sales (kt) – without chemical raw materials	357	307	(14.0)	
Crude oil products sales – without LPG and gas products				
Hungarian sales (kt)	3,892	4,065	4.4	
Slovakian sales (kt)	1,408	1,378	(2.1)	
Sales on other markets (kt)	5,836	6,004	2.9	
Total crude oil product sales (kt)	**11,136**	**11,447**	**2.8**	
Number of filling stations				
Total number of filling station	**812**	**834**	**2.7**	
Petrochemical sales				
Hungary	430	468	8.8	
Slovakia	77	69	(10.4)	
Export sales	550	757	37.6	
Total Petrolchemical sales	**1,057**	**1,294**	**22.4**	

* Based on operating profit

** Calculation method has changed in 2005. Dailiy production figures of 2004 have been restated accordingly.

EBITDA (million USD)*


2,000
1,750
1,500
1,250
1,000
750
500
250
0
2001
2002
2003
2004
2005

Earnings per share (USD)


12
10
8
6
4
2
0
2001
2002
2003
2004
2005

ROACE (%)*


30
25
20
15
10
5
0
-5
2001
2002
2003
2004
2005

Gearing (%)*


50
40
30
20
10
0
2001
2002
2003
2004
2005

Market capitalisation (million USD)


10,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005

Net sales revenue (million USD)


12,000
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005

MOL share price on BSE


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
30,000
25,000
20,000
15,000
10,000
5,000
0
2000/12
2001/12
2002/12
2003/12
2004/12
2005/12
MOL closing price (HUF)
MOL turnover (shares)

Dividend (HUF/share)


300
250
200
150
100
50
0
2001
2002
2003
2004
2005
planned

Crude oil product sales


12,000
10,000
8,000
6,000
4,000
2,000
0
2001*
2002*
2003**
2004
2005

* MOL group without petrochemical feedstock
** MOL group without petrochemical feedstock, with Slovnaft (SN from 01.04.2003)

- Crude oil product sales
- Gasolines
- Gas and heating oils
- Fuel oils
- Lubricants
- Bitumen
- Other products

Crude oil production (includes condensates) (kt)


3.0
2.5
2.0
1.5
1.0
0.5
0
2001
2002
2003
2004
2005

* Definitions can be found on page 131.



Letter from the Chairman and CEO and the Group CEO

Dear Shareholders,

2005 was a year of great strategic importance for MOL as we reviewed our performance against targets set in 2002, which included improvements in operating efficiency, a focused expansion in the upstream and downstream businesses, and disposal of gas wholesale storage. At the same time, we evaluated the new industry environment as a basis for setting our new strategic goals for 2010 aimed at achieving quality growth and superior returns for our shareholders.

Key strategic targets met

With leading positions in all of its core markets, MOL was one of the best performing integrated oil companies in the 2002-2005 period, both on a global and regional level. We were able to meet all our main strategic and financial targets set for 2005 and in some cases even exceded them. Our EBITDA reached USD 2.1 bn, well above the targeted USD 1 billion, while our ROACE was 27.6%, beating our 2005 pre-tax return target of 17%. Our combined efficiency improvement of USD 305 million also exceeded the targeted level of USD 260 million. The achievement of these targets is a testament to our focused growth strategy in both upstream and downstream businesses, improved efficiency and successful integration of our refining and petrochemical subsidiaries.

Favourable industry environment in 2005

Due to our significant investments made in our refineries and Upstream business we could utilise the continued favourable industry environment in 2005 with record high oil price levels, an average Brent dated price at 54.5 USD/bbl, and high crack spreads. In addition, the Brent-Ural spread was well above historic levels due to increased demand for sweet crude oil and limited upgrading capacity. Good economic growth in the region and increasing cross-border trade increased demand for diesel in our core markets by over 10%.

Partial sale to E.ON Ruhrgas marks a turning point for gas business

Following European Commission approval, we agreed with E.ON Ruhrgas International to the closing of the partial sale of MOL's midstream gas business to take place on 31 March 2006. We intend to utilise the capital released from this transaction in our key upstream and downstream business segments by making value-creat-

ing investments aimed at supporting continued growth of the MOL Group. In the gas business, we intend to maintain the control position in strategically important transmission, a stable cash generative business which provides good growth opportunities in international transit.

Successful development of international upstream

As a result of successful international operations and favourable crude oil prices, our upstream segment achieved outstanding results. In Russia, we were able to further develop the ZMB field with our new partner, Russneft. The crude oil production from this field has already exceeded our total domestic oil production. In Pakistan, sales of the natural gas from test production at the Manzalai field commenced at the beginning of the year and we achieved further exploration success. In February 2005, we increased our stake in the Federovsky project in Kazakhstan to 27.5% and took over the operations for the exploration phase. In the coming years, our aim in the upstream business is to build a focused but robust core portfolio based on a small number of key production centres in core markets.

Continuing investment in downstream strengthens our leading position

Our downstream business achieved robust results in 2005. This justifies our earlier investments to further develop our refineries with the aim of achieving a more favourable product slate based on high sulphur content Russian crude oil. In 2005 we completed our large-scale EU 2005 project, consisting of a gasoline and gasoil desulphurisation plant. As a result, MOL and Slovnaft refineries now produce sulphur free motor fuel products, already meeting the stringent EU 2009 quality standards. We are pleased to report that, as a result of these significant investments, we now have world class downstream assets with one of the strongest cash generation capabilities in Europes. In the retail business in 2005, we managed to successfully integrate the newly acquired operation of Shell Romania with our existing operations. Our aim in the downstream segment is to maintain our strong leadership position and leverage it in new growth markets.

Increased capacity at petrochemical business

As a result of major investment of more than Euro 500 million, our Group's ethylene capacity has increased by 42%, while total polymer capacity has risen by 41%. The operating profit was favourably influenced by the increasing sales volumes from new capacities and the improving internal efficiency. The increased capacity of our petrochemical business provides more flexibility for

Ambitious targets set for 2010

Based on our strong capabilities and proven track record, our strategy for 2006-2010 is to maximise the potential from growth in "New Europe" by continuing to develop the Group with a focus on growth and efficiency, while closely managing risk. Our key financial targets include Group EBITDA of more than USD 3.5 billion, Group ROACE of 15% (NOPLAT based), and cost savings of USD 285 million. To achieve these goals, we aim to increase upstream integration by tripling hydrocarbon production and to double refined product sales.

Looking forward to continued strong performance and rising dividend levels

We expect the favourable industry environment to continue in 2006 with a high crude oil price, favourable fuel margins and Brent-Ural spread. We strongly believe that our investments in downstream assets will enable us to capitalise further on the favourable operating environment. We continue to examine non-organic growth opportunities, both in our upstream and downstream businesses, bearing in mind our rigorous investment criteria. Meanwhile, we will strive to further improve Group efficiency and remain committed to delivering clear benefits to our shareholders, customers, suppliers and local communities in which we operate.

As stated in our new 5-year strategy, MOL's Board of Directors is also committed to gradually increasing the dividend level to bring it in line with payout ratios of our peers.

We would like to take this opportunity to express our sincere thanks to our employees and partners who contributed to these results, and look forward to their continued support going forward.



Zsolt Hernádi
Chairman and CEO



György Mosonyi
Group CEO


①
②

1. Zsolt Hernádi
2. György Mosonyi

International oil and gas trends

The global economic growth declined in 2005 after enjoying one of the best periods in history in 2004. The slowdown was most marked in the growth of industrial production and global trade, although overall GDP growth remained well above its historic trend at 3.5%. The geographical composition of growth gradually evened out. Until mid-2005 the "world economy was flying on one engine": The US economy was fuelled by domestic demand and grew considerably faster than other industrialized economies. From the middle of the year however, a marked slowdown in the US economy coincided with and upswing in Japan and to a lesser extent Western Europe as well. In China, the investment boom continues, and growth remains close to double digits.

However, there are risks in the world economy. Current account imbalances are at record levels. US household saving turned negative for the first time in history, US deficits are financed by surpluses from Asia and the Middle East. US consumer demand increasingly relies on capital gains on the real estate markets whereas Japan and the Eurozone still suffer from lack of domestic demand and business confidence. Despite this, the dollar appreciated measurably against the euro and the yen. Perceived fragility is reflected in increasing risk premiums in financial markets.

High energy prices have gradually started to spill over to core inflation both in the United States and Europe. The Federal Reserve Bank has responded by a series of interest rate increases and the ECB has also raised its long unchanged base rate. Overall, the inflationary environment remained benign compared to previous oil price shocks. Long term interest rates remained low, reflecting the credibility of price stability policies.

The oil market has experienced surging prices. The average price of Brent was 54.5 USD/bbl. This was mainly a continuing effect of the 2004 demand shock. Partly as a result of surging prices, oil demand growth in 2005 fell significantly. The year on year increase of global oil consumption was only 1.3% compared to 3.8% in 2004. As the supply side could not yet accommodate the 2004 demand shock due to investment lags and bottlenecks, the supply-demand balance remained tight.

In the 3rd quarter of 2005 the oil market experienced a turmoil caused by the two hurricanes. Due to the tight supply-demand balance the hurricanes struck in a moment of little spare capacity, especially in refining. The US Gulf Coast is one of the most important clusters of energy facilities in the world. At its most serious point, 1.5% of global crude and 3% of global refinery capacity was knocked out, creating price spikes and temporary shortages. The effect on crude prices was mitigated by sales from the strategic reserves and the lack of refinery capacities also cut demand for crude. After peaking over 70 USD/bbl, the crude price quickly fell back to pre-hurricane levels. The damage to refineries was more extensive, and as a result, refinery margins rose to unprecedented levels. Post disaster reconstruction has been faster than expected, yet refinery capacity balance is expected to remain tight.

In the 2nd half of the year, attention gradually focused on events affecting the supply side. The slowdown of global demand growth continued. In addition, substantial OPEC and non-OPEC capacity has also started to affect markets as a result of recent investments. As a result, the supply demand balance was increasingly sufficient, a fact reflected in increasing inventories. However, prices remained high due to a substantial risk premium. Concerns of market participants concentrated on two issues: the deteriorating domestic situation in Nigeria and the nuclear question in Iran. Since both countries produce significantly more than the spare crude capacity available in global oil markets, so any serious supply interruption in any of them would trigger a very severe price spike.

A significant proportion of the decrease in oil demand growth was due to two one-off factors:

- China brought the 2004 electricity supply crisis under control. New power plants enabled China to stop using emergency diesel generators, causing a substantially below trend demand growth for the country.
- In the United States, the physical destruction and the price spikes associated with the hurricanes caused temporary demand destruction. In fact in the fourth quarter, US oil demand rebounded strongly from that low base. It seems however that the third quarter price spikes have triggered a measurable change in consumer behaviour on the car market: demand for high consumption SUVs fell abruptly in the US while

fuel efficient hybrid vehicles became very popular. If this change in consumer preferences is permanent, it will have significant effect on global oil demand growth.

As global energy efficiency is incomparably better than in the 70s and as crude oil's share in primary energy is lower, the negative effect of high oil prices is measurable but limited. However, a risk of higher prices and supply disruptions has already started to dent business confidence, and the longer term effect of high prices is uncertain.


Refining capacity has become a crucial bottleneck, which greatly benefits complex refineries and raises the return on our previous refinery upgrade investments

Since crude oil demand is driven by motor fuels, demand for refinery capacity also reached its constraint. As a result, refinery margins fluctuated in a band which is well above the historical average. Most of OPEC spare capacity, in fact most of global spare capacity is Saudi Arabian heavy sour crude for which demand is limited by refinery capacity constrains. There has been some downstream investment reaction, still most observers predict the current tightness in refinery capacity to be continued in the medium term.

OPEC raised output limits by 500,000 bpd to 27.5 million bpd in mid-March and again to 28 million bpd in June. Most OPEC countries operate at almost full capacity; observers doubt whether OPEC could significantly increase its supply without major upstream investments and a considerable delay. Supply in the rest of the world is also close to capacity constraint, and demand growth in China and the US is expected to rebound in 2006. Consequently, most analysts expect the oil price to stay at its current high level.

In Hungary growth has appeared to slow down its structure remains healthy. Despite some fall in the growth of exports, the economy is driven mainly by exports and investment. Growth of domestic consumption slowed to a sustainable level. Inflation convergence seems to be on track which enabled a series of interest rate cuts by the National Bank mainly in the first half of the year. However, strong investment demand, falling household savings and an excessive budget deficit led to a high current account deficit. Deterioration of public finances has also triggered credit rating downgrades and concerns over the timing for the introduction of the Euro. High demanded risk premium limits the ability of the National Bank to cut interest rates further despite of a smooth inflation convergence. The forint remained strong due to a substantial interest rate premium. Domestic fuel prices have followed the international markets. Due to the strength of the forint, the real price of fuel in HUF remained well below its 2001 peak even during the hurricane crisis. As a result, the effect of price increases on demand has been limited. However, total fuel demand growth is very slow, and negative in the case of gasoline.

Year 2005 was the most successful year for Slovakia for the last 12-year. Economic performance came near to the highest levels recorded in mid 90's but unlike those figures last year's GDP growth was healthy and balanced. Strong households' consumption, investments of companies and foreign demand kept Slovakia the fastest growing Central European economy for the fourth consecutive year in a row. Slovakia witnessed the lowest inflation and interest rates ever. This was accompanied by a strong SKK exchange rate, low public finance gap and the historically narrowest risk premium spread to EU benchmark bonds' yields. Favourable business climate resulted in strong foreign direct investments inflow. Positive development in commercial sector mirrored in decline of unemployment rate and strong real wage growth.

Wage increases partly compensated the all times highs of nominal prices of motor fuels, nevertheless their growth potential was slightly eroded, especially in gasoline market. Total demand for fuels grew, whereas ballooning industry production, rapid development in trade sector and increasing appetite for passengers cars equipped with diesel engine by individuals caused that demand growth for diesel fuel outstripped demand for gasoline one.

Progress with economic reforms and strong commitments of the state authorities to join European monetary union in 2009 were appreciated by the world's leading rating agency Standard & Poor's by upgrading Slovakia's foreign currency long-term rating to grade A.





Corporate Dynamism

Staying ahead as champion of 'New Europe'

By 2005, MOL achieved its strategic target of becoming the most successful integrated multinational oil company in Central Europe.



Exploration and Production

The Division's objective is to substantially contribute to Group cash flow and value generation in the medium-term through focused and profitable hydrocarbon exploration and production opportunities and increased equity hydrocarbon reserves in selected target areas. We intend to achieve this by the active management of our existing portfolio and by identifying and realising new exploration, field development and international production projects, based on local and international partnership approach. The Division is proud of its six decade geological-technical traditions and knowledge. We attribute our resources to this competitive advantage.

Solid production levels

Our hydrocarbon production in 2005 was stable at a 101,000 boe per day, as a result of new gas fields put in to operation in Hungary and Pakistan as well as our equity production in the Siberian J&V reaching its expected plateau. Our Hungarian oil production continued its steady decline. At the same time, we maintained our cost advantage, sustaining a very competitive production cost for our portfolio.

Our three years average reserve replacement ratio of over 90% for reflects a combination of positive revision in the Russian ZMB field, negative revisions on certain Hungarian fields as a result of production experiences and new reservoir models; and includes only modest additions from Hungarian exploration. Pakistani discoveries in the Tal block were not booked as of 31 December 2005 as the relevant notice of commercial discovery was officially submitted only in March 2006.

New gas fields and a new approach to further exploration in Hungary

We brought into production the new Hosszúpályi gas field in Hungary, now producing over 35 million cf per day (1 million m^3/day). In addition the development of the Mórahalom gas field has been completed and we started to put in production the Soltvadkert gas field, while an additional crude oil reservoir was found in the area of Gomba. In Algyő field we continued our efforts for intensification of the crude oil and natural gas production, launching a new phase of the horizontal oil wells and gas cap production projects. We have a portfolio of attractive exploration opportunities in the Pannonian Basin, which is characterised by complex but promising geology, excellent physical and market infrastructure as well as advantageous rent sharing for new projects. In order to maximise the value of these opportunities by sharing knowledge, experiences

partnership for our Hungarian exploration projects, as a departure from our previous policy of 100% project exposure. The first such project has been started on the Hungarian-Croatian border with our partner company INA of Croatia and others will follow.

More robust international activity

In 2005, MOL managed to significantly strengthen its international portfolio by stabilising its position in West-Siberia, adding a further gas-condensate discovery in Pakistan, and by increasing its participation in a promising Kazakh onshore exploration project. We intend to launch further field development and exploration projects by adding also new countries in our target regions (Central-Europe, Russia and Central Asia, the Middle East and North Africa), but maintaining at the same time the focused nature of the portfolio, which we believe is an important advantage based on optimal use of knowledge, financial, human and management resources.

West-Siberian oil production

MOL is successfully developing its presence in Russia. Our Siberian oil production from the ZMB Joint Venture by now significantly exceeds oil production in Hungary. In 2005, we managed to stabilise the operation of our J&V with new 50% equity partner Russneft, who provides operating background to the project.

Promises of North Caspian Basin

In 2005 MOL obtained operating rights in the Fedorovsky block in Kazakhstan, and increased its interest in the project to 27.5%. Exploration continued and the drilling and testing of the first well, which commenced in July, has had promising results, opening the way for further portfolio development by MOL in the country. The spudding of the second well started at the beginning of December.

First production and new exploration success in Pakistan

In Pakistan first gas production from the Manzalai field started in January 2005 on an accelerated time schedule in line with very strong local demand.

Year-end gas production was around 50 million cf/day (1.4 million cm^3/day) and 500 bbl/day condensate. We plan to drill four additional wells to increase production to approximately 250 million cf/day (7 million m^3/day) by the end of 2007. The Manzalai-2 well spudded in February, 2005, has produced significant volumes of gas and condensate during testing. By our successful exploration, appraisal and production results we have raised our profile as an international operator in Pakistan and we are looking for new opportunities to grow our presence in the country.

New geological structures in Yemen

In Yemen, new, promising geological structures have been identified in our block 48 concession area and after finishing the new seismic further exploration wells will be drilled in 2006. In block 49 to share the risk of further exploration, a partner has been involved.



Manzalai gas plant in Pakistan

Outlook

In 2006 our goal is partially to divest of our marginal hydrocarbon production fields as well as involving partners in the operation of suitable production fields based on the sharing on investments, risks and rewards. In order to share risk we are planning to involve partners in our domestic and international exploration projects and we are also seeking opportunities to enter into further exploration projects.

Proven Reserves (M boe)


350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
Gross Proven Reserves
Crude oil
Natural gas

Hydrocarbon production (M boe)


35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
Crude oil
Natural gas



Refining and Marketing

This business area is responsible for the supply, refining, logistics and commercial sales of crude oil, other feedstock and oil products, as well as the retail sales of crude oil products and related products. A key aim of this division is to increase efficiency through the use of an integrated market portfolio, refining and logistic assets and supply chain management system. Further, it aims to develop sales by providing top quality products, based on its excellent asset base and geographical positioning. The Retail Services unit is responsible for the development of retail sales of products and services through the domestic and international filling station network. The most important aims are to improve network efficiency, increase customer focus and loyalty, and selectively expand the branded network throughout the region.

Continuing broad Brent-Ural spread

The Brent-Ural spread remained at the unprecedented level it achieved in 2004. After significant investments carried out in previous years, MOL refineries are well-prepared to produce a high-value product range from the relatively lower price sour Ural type crude. In this way, the wide spread contributed significantly to the record profit achieved in this area.

Increased share of direct sales to end-users across the region

The earlier acquisition of Austrian trader Roth and Avanti's Korneuburg storage depot enabled MOL to increase the share of sales to end-users. Changing from bulk export to direct supply to end-customers provides advantages to both supplier and customers. In this way, MOL can offer value-added services to customers, and by being closer to the partner it can satisfy market needs at a higher level. MOL can also lower its market exposure, as required, due to stronger relationships with its partners.

Introduction of sulphur-free motor fuels

In June 2005, MOL completed its large-scale EU 2005 project, consisting of a gasoline and gasoil desulphurisation plant, as well as a gasoil blending unit and a hydrogen plant. As a result, MOL could successfully strengthen its quality leader-ship position in the domestic and value-added export markets by full-capacity production and marketing of sulphur-free motor fuels (max. 10 ppm), which comply with quality specifications due to be implemented by the European Union in 2009. MOL could therefore gain marketing advantage against competing poorer fuel qualities.

Biofuels

In compliance with the EU directive and domestic regulation, MOL intends to carry out production and blending of bio-fuels whilst maintaning its excellent product quality.
The implementation of the biofuel programme, relating to motor gasoline, has started with the conversion of the existing MTBE unit into an ETBE unit at MOL's Duna Refinery. Replacement of MTBE by ETBE primarily has benefits to the environment and society since ETBE can be produced from renewable bioethanol. Using bioethanol originating from renewable energy sources can reduce CO_2 greenhouse gas emissions.

Romanian acquisition

The Romanian Shell acquisition was concluded in April 2005. The transaction included 59 filling stations spread across the country, plus the lubricant, aviation fuel and wholesale divisions. MOL operated 137 filling stations in Romania at the end of 2005, and an overall estimated market share of 13%.

Since the customer bases of the two companies complement each other in terms of fuel cards and due to their popularity in Romania, the card division was reorganised first. EuroShell cards were replaced by MOL Gold and Silver Fuel Cards and all Shell filling stations were integrated into the MOL Romanian network in September 2005.

In parallel with this, MOL established its own loyalty programme under the name MultiBonus, which was launched in Romania 1st October. EVO differentiated premium fuels were subsequently launched in November, 2005.

Card developments and acceptance in MOL Group

The MOL Group's fuel card system is constant development and the acceptance network covers Croatia and Slovenia since June of this year providing access to our B2B customers on major transit routes.

Outlook

In line with our new strategy, we will continue to strengthen our market position in the region, by increasing, in particular, the share of direct sales to end-user customers and by taking advantage of appropriate acquisition opportunities. Previous acquisitions have provided a good logistical base for offering higher value added services for our partners. We expect to realise increased synergies from closer co-operation with our Croatian strategic partner INA and the extension of the supply chain philosophy within the growing Group.

Foreign endusers



400
300
200
100
0
2001
2002
2003
2004
2005



By completion of the new gasoline andd gasoil desulphuriser plants, we produce and sell exclusively sulphurfree motor fuels



MOL

New investments further strengthen our retail market presence in the region (Beograd, Serbia-Montenegro)

Brent-Ural Spread



4
3
2
1
0
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
Brent-Ural Spread (USD/ton)
Brent(USD/bbl)

In 2006, the efficiency improvements in our Hungarian network will continue, a very important aspect of which is the optimisation of the existing network. We would like to establish our retail market presence in Serbia-Montenegro and Bosnia-Herzegovina.



Petrochemicals

MOL Group's Petrochemicals Division is the 8th largest player in the European polyolefin markets. The segment supplies feedstock to several Central European, Western and Eastern European plastic processing companies. Our products are sold in more than 40 countries.

Key developments in 2005

Capacity expansion and update of product portfolio

Implementation of the development projects and construction of these new production plants have made the MOL Group one of the largest integrated olefin and polyolefin producer and wholesale distributor in the CEE region.

The Euro 430 million Petrochemical Development Programme in Tiszaújváros was completed in record time, even by international standards, in line with our schedule and under the initial budget. We implemented three major capacity expansion programs as part of the development project between 2002 and 2005. With the new olefin plant, the Group's ethylene capacity increased almost by 50%. High-density polyethylene capacity doubled and PP-4 unit's polypropylene capacity also grew as a consequence of a plant intensification.

The Euro 143 million development project in Bratislava was also completed under budget. The objective of the project was to establish economic and competitive polypropylene capacity through a state-of-the-art new PP plant. With the ability to launch broader product ranges we are well positioned to meet the growing demand in the region.

These petrochemical development projects in harmony with other developments in the Group have brought marketing and sales aspects into sharp focus and have created a competitive product portfolio and implemented developments ahead of our competitors in the region.

Results

Following favourable conditions in the first half of 2005 we were faced with steadily diminishing petrochemical margins in the second half compared to 2004. Substantial increases in feedstock prices have impacted our ability to grow profits. Nonetheless the segment managed to achieve good progress in 2005 first of all by running up production in the new facilities that came on stream and by internal efficiency improvements. The EBIT margin of the segment is near to average or above the average of the peer group as it was in the previous years.

We will also continue to focus on commercial and operational excellence by:

- introducing new price level agreements for new products alongside active customers and product portfolio management,
- continuing the modernisation and efficiency improvement projects launched in production areas in order to maximise plant availability while minimising HSE exposure,
- outsourcing non-core activities.

Meanwhile we will continue to exploit the synergies along the whole value chain.



From our polymers can be produced products usable almost in all areas of our daily life.



We produce more than 50 different types of polymers. The technological process applied in our new HDPE plant allows production of top quality bimodal HDPE grades.

Weathering high feedstock prices

On the revenue side we successfully implemented a new commercial strategy focusing on end users with more favourable margins. We managed to increase polymer product sales volume and income in 2005. The market launch of the new bimodal HDPE products was a success in both Hungary and among foreign plastic processing operations. By adopting a single sales channel operation we have also improved our commercial efficiency mainly in the German, Polish and Italian markets.

We also managed to increase our cost performance mainly due to our new production plants. In spite of an increase in production capacity there was a significant decrease in headcount, which has resulted in a higher work force efficiency. We also shut down a number of outdated units.

Outlook

We enter 2006 with improved production capabilities and we are well positioned to exploit the opportunities offered by the impressively growing polymer markets in the region. The expected improvement in market conditions together with record sales and production volumes will allow us to achieve good returns in the coming years.

MOL Group annual plant capacity


1 400
1 200
1 000
800
600
400
200
0
2003
2004
2005
Ethylene capacity
Polymer capacity
Polymer sales

Petrochemical sales by territory (kt)


1 350
1 200
1 050
900
750
600
450
300
150
0
2001
2002
2003*
2004
2005
* MOL Group with Slovnaft from 1 April
Hungary
Other markets
Slovakia
Total petrochemical product sales



Natural Gas

The Division is responsible for the import, transmission, storage and wholesale of natural gas for the Hungarian market and the transmission of natural gas to key markets abroad. In the second year after liberalisation, the open market covered some 9% (1.35 bm^3) of the total Hungarian gas market. MOL Natural Gas Supply Plc had a market share of almost 50% of the open market. A new price- and tariff regulation was introduced and took effect from January 2006. New tariffs reflect the results of a cost-review and the defined return on investments.

Gas Business Partnership

MOL's strategic decision to sign a partnership agreement with E.ON Ruhrgas International (ERI) in November 2004 had a major impact on the operation of the gas companies in 2005. In addition to normal operations, MOL Natural Gas Storage Plc and MOL Natural Gas Supply Plc started working together closely with E.ON Ruhrgas International to prepare the business ahead of the completion of the transaction.

MOL's gas business was thoroughly reviewed as part of an investigation by the EU competition authorities. Their subsequent approval has given the go-ahead for a major merger to take place within the European energy sector. The transaction will close with effect from 31 March 2006. The decision by the EU competition authorities foresaw 100% of the shares of both MOL Natural Gas Storage Plc and MOL Natural Gas Supply Plc being sold to ERI.

Development of the Gas Infrastructure

Both the storage and the transmission infrastructures were developed in accordance with the necessary economic and technical needs.

Beside the necessary developments, MOL Natural Gas Storage Plc also finished the installation of a new technological system at Zsana Underground Storage site. Due to the new system, the withdrawal capacity of total Hungarian storage system increased by more than 6% from 44.5 Mm^3/day to 47.5 Mm^3/day. The ratio of the new daily withdrawal capacity and the total mobile capacity (3.4 bcm) at the Zsana Underground Storage site is exceptionally high when compared to other major European storage sites.

Secure gas supplies

MOL's gas business successfully coped with the recent difficulties that arose in January 2006 and secured the country's continuous gas supply. MOL Natural Gas

Transmission Plc ensured that neither the gas dispute between Ukraine and Russia, nor the extremely cold weather caused any interruption to supplies of gas.

MOL Natural Gas Transmission Plc

MOL Natural Gas Transmission Plc operates a fully integrated gas transmission system that consists of entry points, compressor stations, gas transmission nodes, high-pressure pipelines, and gas delivery stations supplying gas directly to 10 gas distribution companies, power plants and large industrial customers.
Imported gas, domestically produced gas, and gas withdrawn from domestic underground gas storage facilities enter MOL Gas Transmission Plc's high-pressure system and is then transmitted to customers. Compressor stations enhance the system's capacity by using gas turbine-driven centrifugal compressors to boost pressure. Currently five compressor stations are in operation. There are 17 gas transmission nodes that support the distribution and delivery of gas to the pipelines. MOL Gas Transmission Plc operates 393 gas delivery stations, which ensure controlled delivery of gas to our customers, as detailed above.

Outlook

After the closing of the partnership transaction, the remaining gas portfolio, the MOL Natural Gas Transmission Plc, will form part of MOL's upstream assets. MOL will then focus on the development of the transmission business. Due to Hungary's favourable geographic position we can increase further our transit activity in the high growth South-Eastern Europe. Besides developing the Hungarian transmission business, the regional possibilities and the European possibilities, such as the NABUCCO project, will take priority.


12,000
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005
Natural gas sources
Import sources
Domestic production

Average import price (HUF/m³)


50
40
30
20
10
0
2001
2002
2003
2004
2005
Average import price
Average sales price



The compressor station at Beregdaróc also proved its excellence during the difficult times in January 2006

Already existing regional high pressure gas pipelines and the planned Nabucco pipeline


SK
A
H
RO
BL

Our strategic partner

MOL currently owns 25.0% plus one share of the share capital of INA. d.d., the Croatian national oil and gas company. MOL acquired this interest and became INA's strategic partner in November 2003.

Based on the agreement concluded with the Government of Croatia, MOL nominates two members of the Supervisory Board and the Management Board of INA, including the Chief Financial Officer and the Corporate Services Director, MOL provides INA with expertise drawn from the lessons learned during own transformation and is helping the company to prepare for the forthcoming challenges in the industry.



In line with this strategy, MOL strongly supports the modernisation programme of INA's refineries. In addition to the ability to produce derivatives that are in compliance with EU quality standards, the refineries will also use environmentally friendly technology. The project, with a total value of USD 800- 900 million, will be executed in several phases, and includes residue upgrading. The first phase of the project began in 2005 with the conclusion of contracts for the sulphur recovery unit at the Sisak Refinery.

Relying on the experiences and know-how of MOL, INA introduced the concept and the system of supply chain management in 2004. The benefits resulting from this approach were first seen in 2005, through improved cost control along the entire supply chain, from crude oil purchasing to product sales and improved relations with customers. INA and MOL are aiming to further improve and harmonise these

activities in order to enhance the operational efficiency in refining and wholesale.

As part of the consolidated marketing strategy for the South Eastern European region, INA and MOL jointly submitted a bid for partnership with Energopetrol d.d. of Sarajevo, the leading petroleum wholesaler and retailer in the Federation of Bosnia and Herzegovina.
The companies continue to review further potential acquisitions in the region.

As part of our co-operation in retail services, INA and MOL completed the mutual fuel card acceptance programme in 2005.

In addition to the long-standing co-operation in cross-border field operation along the Hungarian-Croatian border, we are also jointly addressing certain forthcoming opportunities in the international upstream business to share risk and combine financial and human resources.

MOL is providing assistance in the implementation of an integrated SAP based Enterprise Management System, which has had a proven track record of delivering value at MOL Group since its introduction.

Changes initiated in business processes, such as a newly launched cost cutting project and the introduction of an integrated procurement system at INA are all contributing to improving operational efficiencies.

INA, in partnership with MOL, has a strategic position in the fast growing South-Eastern European oil product market. Further development of our relationship will enable us to more effectively address the forthcoming challenges regionally as well as exploiting synergies to increase efficiency in both businesses.



Following the completion of the modernization of refineries, INA products will comply with the highest EU quality requirements



INA and MOL together could create a focused upstream portfolio with potential for significant growth


30
CZ
SK
253
2
6,1 mtpa
A
23
8,1 mtpa
H
355
6
137
10
SLO
RO
2,2 mtpa
4,5 mtpa
HR
412
BIH
41
Refining capacity
459 Number of filling stations (INA)
834 Number of filling stations (MOL Group with Poland)

The retail station network of INA and MOL covers the CEE region from the Adriatic to the Black Sea



Corporate values

For the MOL Group, 2005 was an important year in the development of Corporate Social Responsibility (CSR) activities and in the integration of diverse aspects of environmental, social and economic issues. Compared with international practice, and based on our own experience, we believe that our efforts towards Sustainable Development have not been in vain and will provide excellent returns in the long run.

Walking the talk

Sustainable Development is about ensuring a better quality of life for present and future generations. It is a complex, constantly developing theory, extending to all areas of social and economic life and environmental protection. The role of the companies in this endeavour is defined by the underlying principles of Corporate Social Responsibility.

Our commitment

The MOL Group Management is committed to contributing to Sustainable Development: supporting research, innovation and environmental protection, promoting best practices, and complying with regulations. Sustainability is an integral part of our long-term business success. Our commitment requires continuous self-improvement and that environmental, social and economic matters are considered to be important in our operational and planning processes. We want to become a company with an exemplary record in every field and would like our stakeholders to respect us for the quality of the products and services we offer and the values we hold dear.

Environmental protection

- Launch of a new integrated wastewater treatment system at the Duna Refinery
- Launch of biofuel production
- Marketing of exclusively sulphur-free fuels

Integrating responsibility

Creating equal opportunities for present and future generations is nothing else but taking responsibility for our actions at all levels. As an international company, working in a multicultural environment, we have gained sufficient experience and considerable latitude to introduce appropriate measures and assume full responsibility regarding the environmental and social impact of our

operation, the quality of our products and services, our employees and their working conditions, and our relations with those with whom we share a common environment, both now, and in the future. We respect local and national cultures and values, and promote cooperation, share knowledge, information and best practices across MOL Group. In relations with local communities, we make every effort to become a reliable partner in supporting public activities, outstanding programmes, children, and talented people.

Social Investment Programmes

- May we help? – Talent support programme
- Travelling theatre programme
- Outstanding contributions to the rehabilitation of desaster stricken areas: Pakistan, Transylvania, Sri Lanka, Hungary

Performance indicators

An indicator helps us to understand where we are, in which direction we are going, and what strategies we have to adopt to achieve our goals. The MOL Group carefully collects and monitors data, conducts qualitative surveys and constantly revises its methods of gathering and managing information necessary to support long-term pollution prevention as well as safe and sustainable operations.

Integrating views

Multi-stakeholder processes call for the involvement and cooperation of all parties concerned, and are indispensable to the successful application of the principles Sustainable Development to everyday practice. Moreover these processes provide the participants with the opportunity to articulate and representing their own ideas and interests. This means that besides effective performance, MOL Group continues promoting multi-stakeholder dialogue to meet the emerging needs of consumers and society as a whole.

Human resources

- New Group-level English language training programme
- Modification of the severance payment system

Product stewardship

Product stewardship is an ongoing responsibility which calls upon all those involved in product life cycles to share accountability for reducing the environmental impacts of products. Thus, we are committed to integrate, as far as possible, the stewardship concept with our management and production processes. By rethinking the characteristics of our products and production processes, our relationships with the supply chain, and with the ultimate customer, we are more and more capable of providing better products and services, reducing



We focus our attention to social investment programmes.



MOL uses components of natural origin in biofuel production.

costs in certain cases, and providing customers with more value with less impact on the environment.

Communicating performance

We are aware of our responsibility for the information that MOL shares with its stakeholders. As a result, we seek to fulfil specific information requirements and communicate at special events, whilst actively keeping our stakeholders fully up-to-date to ensure the highest transparency possible at any company today. We report every year on the performance and achievements of our subsidiaries regarding sustainable development issues. Moreover, our new internet site, launched recently, presents the latest news and detailed information on the issues covered by our annual SD Report.

Total year-end headcount


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005
Year-end headcount of the MOL Group FTE
MOL Plc
Subsidiaries





Outstanding Performance

Brilliant results – Ambitious plans

In 2005, MOL significantly exceeded the financial targets set in 2002, by achieving a USD 2.1 billion EBITDA, and a 27.6% average return on capital employed. Our targeted EBITDA should reach USD 3.5 billion by 2010.

Financial highlights

In 2005, EBITDA reached HUF 427.9 bn (USD 2.1 bn), which was more than double the USD 1 bn strategic target set in 2002. Operating profit increased by HUF 55.7 bn, to HUF 304.4 bn, supported by previous years' investments in quality downstream assets, resulting in favourable product slate and higher product sales volumes, strong commodity prices and increased international oil production. EBIT based ROACE was 27.6%, which also exceeded significantly the 17% strategic target. Net income attributable to equity holders of the parent grew by HUF 36.3 bn to HUF 244.9 bn, primarily reflecting the strong operating performance, which was partially compensated by higher financial expenses, due to a loss on foreign currency denominated debt in 2005, compared to a foreign exchange gain in 2004.

- Exploration and Production operating profit in 2005 increased by HUF 51.2 bn, to HUF 105.4 bn, as a strong increase in international crude production and higher transfer prices compensated for the lower domestic hydrocarbon production, increasing royalty charges on Hungarian and Russian operations and the impairment on certain domestic fields.
- Refining and Marketing contributed operating profit of HUF 177.0 bn, an increase of 11.4% over 2004, supported by higher motor fuel sales volumes, higher refinery crack spreads and efficiency gains coming from integrated Group operations.
- Natural Gas operating profit decreased by HUF 14.4 bn to HUF 50.4 in 2005, as regulatory price increases did not compensate for a steep rise in import gas prices.
- The Petrochemical segment's operating profit increased to HUF 19.1 bn in 2005, compared to a HUF 18.8 bn profit in 2004. Operational result was positively influenced by the higher sales from the new capacities and the efficiency improvement measures. However, these effects were negatively impacted by the unfavourable changes in the business environment in the second half of 2005.
- We continued our efficiency improvement programs and achieved a USD 305 million benefit by the end of 2005, which exceeds the USD 260 million combined efficiency target set for end of 2005. As a result of the efficiency improvement measures Group closing headcount decreased by 5.2% y-o-y, from 15,465 to 14,660.
- Capital expenditures and investments decreased to HUF 236.7 bn in 2005, compared to HUF 254.5 bn in 2004, partly due to lower acquisition costs and lower spending in petrochemical segment. Capital expenditures included the acquisition of Shell's operation in Romania and cash spent for the ownership transfer of the storages cushion gas in 2005. MOL's gearing ratio on 31 December, 2005 was 23.4% (24.4% on 31 December, 2004). Net debt at the end of December 2005 was HUF 322.4 bn.
- Operating cash flow before changes in working capital grew by 3% to HUF 397.2 bn. Including working capital changes and corporate tax paid, operating cash flow decreased by 13% to HUF 282.2, mainly due to higher commodity prices and higher stocks of petrochemical products.

Overview of the Business Environment

International, regional and domestic economic trends significantly influenced MOL's operational and financial performance in 2005. In particular, results were positively influenced by higher refinery crack spreads, but negatively influenced by the unfavorable trend in the petrochemical market in the second half of the year. Average consumer-price inflation in Hungary was 3.6% in 2005, as opposed to 6.8% in 2004. In Slovakia, average consumer-price inflation decreased further to 2.7% in 2005, compared to 7.5% in 2004. The Hungarian Forint strengthened further against the US Dollar: the average exchange rate in 2005 was 1 USD = 199.7 HUF, while in 2004 it was 1 USD = 202.6 HUF. The Forint also strengthened (1.4%) against the Euro in 2005. In 2005, the Slovak Crown strengthened by 3.6% against the EUR compared to the 3.5% in the previous year. The rate of Hungarian GDP growth in 2005 was 4.1%, compared to 4.6% in 2004, while GDP growth in Slovakia was 6.0% in 2005 (5.5% in 2004). In the Central European region, demand for motor gasoline decreased by 1.0%, while demand for motor gas oil increased by 6-7% in 2005.

In 2005, the average Brent price increased significantly, by 42.5% in USD terms. Due to an even higher increase in the quoted prices of main oil products, crack spreads (the difference between the quoted price of a given oil product and that of crude oil), which basically influence the profitability of crude oil processing, increased

significantly compared to 2004. In 2005, the average Brent quoted crude oil price was 54.5 USD/bbl, up from 38.3 USD/bbl in 2004. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 50.9 USD/bbl, up by 47.5% compared to 2004 (34.5 USD/bbl). Average FOB Rotterdam gasoline, gas oil and naphtha prices increased by 34%, 41% and 26%, respectively. Crack spreads of MOL's main products increased significantly. The average crack spread of FOB Rotterdam gasoline and gas oil increased by 10% and 34%, respectively, while naphtha decreased by 29%.

The new EU compliant Decree (69/2003 GKM) on natural gas pricing entered into effect as of 1 January, 2004. In 2004, the Hungarian natural gas market became liberalized. In spite of the fact that all non-residential consumers are entitled to leave the public utility supply, so far few wholesale-consumers have opted to purchase from the competitive free market. The portion of the competitive free market reached 9% of the total turnover. Official price regulation still exists in every segment of the public utility supply, but in the free market only the access to the transmission network is regulated. In order to mitigate price increases for residential consumers, a compensation fund was established. The compensation is financed by the supplementary royalty paid on the natural gas produced from domestic hydrocarbon fields put into production before 1998 and, following an amendment to the regulation, the excess revenue earned (above the regulated return) by the public utility wholesale company. Compensation is provided to direct residential consumers of natural gas, households supplied with communal district-heating produced from natural gas and to residential consumers receiving propane-butane gas via the pipeline.

Variations in weather conditions cause fluctuations in natural gas and certain petroleum product sales. Whereas the effect of seasonal demand fluctuations is reflected in MOL Group's operational results, due to the integrated value chain of the Company, these effects are moderated. Demand for natural gas and heating fuels is typically lowest in the third quarter and highest between October and March, while demand for motor fuels is generally highest in the second and third quarters and lowest in the first quarter.

The Company pays a mining royalty to the Hungarian State on the crude oil and natural gas produced in Hungary at a basic rate of 12%. Pursuant to the Gas Supply Act (GSA) adopted in 2003 and the related by-laws, the rate of the mining royalty payable on gas produced from fields put into production before 1998 increased from 57% in 2004, to 64% in 2005, due to an increase in import gas price. This supplementary royalty on domestically produced gas reduced the Exploration and Production segment's profitability by HUF 50.4 bn in 2005. The rate of the mining royalty on this gas, assuming that the increase in gas prices will be lower than the increase in the acknowledged cost, will gradually decrease as per the predetermined formula until it reaches almost the previous 12%, which has been modified from 2006 with an 1.02-1.05 multiplier by the agreement signed between MOL and the Minister of Economy and Transport. This agreement determines the royalty payable by MOL on domestic hydrocarbon production from the existing fields until 2020.

Key financial data by business segments

Net external sales revenues[1]

	2005 HUF million	2004 HUF million
Exploration and Production	30,650	40,328
Refining and Marketing	1,499,912	1,183,106
Natural Gas	641,331	530,344
Petrochemicals	275,961	197,539
Corporate and other	7,310	4,513
Total	**2,455,164**	**1,955,830**

Operating profit[2]

	2005 HUF million	2004 HUF million
Exploration and Production	105,374	54,167
Refining and Marketing	176,987	158,902
Natural Gas	50,415	64,841
Petrochemicals	19,114	18,801
Corporate and other	(41,788)	(51,977)
Inter-segment transfers[3]	(5,666)	4,037
Total	**304,436**	**248,771**

[1] Net external sales revenues include only sales to third parties outside the Group. Total sales of the segments in 2005 were as follows: Exploration and Production (HUF 289,497 million), Refining and Marketing (HUF 1,767,374 million), Natural Gas (HUF 661,761 million), Petrochemicals (HUF 355,697 million) and Corporate and other segment (HUF 97,258 million) while in 2004 were as follows: Exploration and Production (HUF 208,521 million), Refining and Marketing (HUF 1,347,458 million), Natural Gas (HUF 541,279 million), Petrochemicals (HUF 246,309 million) and Corporate and other segment (HUF 93,006 million).

[2] The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices are based on prevailing market prices. The gas transfer price equals the average import price. Segmental figures contain the results of the fully consolidated subsidiaries engaged in the respective segments.

[3] The inter-segment transfers show the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent period. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

Sales, Operating Expenses and Operating Profit

In 2005, Group net sales revenues increased by 26% to HUF 2,455.2 bn, primarily reflecting increased average selling prices and sales volumes of refining products and natural gas. Group sales to customers outside Hungary reached HUF 1,175.9 bn, representing 48% of total sales.

The value of raw materials and consumables used increased by 34%, above the growth rate of sales. Within this, raw material costs increased by 43%, primarily as a result of the sharp increase in crude oil import prices and the increased quantity of import crude oil processed. Cost of goods sold increased by 27%, mainly as a consequence of the higher import prices and higher volume of gas sold from import, representing HUF 109.6 bn and HUF 7.1 bn, respectively. The value of material-type services used increased by 4% to HUF 111.3 bn.

Other operating expenses increased by 13% to HUF 217.3 bn, mainly due to the HUF 8.6 bn Slovnaft fine in Q3 2005 in Slovakia and an increase in the royalty payment in Hungary.

Personnel expenses for the period decreased by 12%, reflecting the comparative effect of the severance payment redemption provision of HUF 25.0 bn recognised in Q4 2004 and a decrease of more than 5% in MOL Group average headcount, compensated by an additional HUF 2.2 bn severance payment redemption charge in 2005 (at MOL Plc), and the average salary increase of more than 8%.

From production costs incurred in the period under review, HUF 55.7 bn is attributable to the increase in the level of finished goods inventory and work in progress, as opposed to the HUF 19.0 bn in 2004.

The work performed by the enterprise and capitalised decreased by 8%, but remains significant at HUF 24.9 bn, compared to HUF 27.3 bn in 2004.

Exploration and Production Overview

The Exploration and Production segment's operating profit was HUF 105.4 bn, 94.5% higher compared to 2004, mainly due to a strong increase in international crude production and the favourable industry environment.
Crude oil transfer prices increased by 40.5% and natural gas transfer prices increased by 42.8% compared to 2004. Segmental operating revenues increased by HUF 84.5 bn, due to an increase in international crude oil sales volumes and prices. Operating expenses increased by HUF 33.3 bn, mainly due to the increased production at the ZMB project and the increased royalty charges. The royalty paid by MOL Plc, related to the domestic production increased by HUF 12.5 bn to HUF 71.8 bn in 2005 compared to HUF 59.3 bn in 2004, of which the supplementary gas royalty was HUF 50.4 bn in 2005, which was HUF 8.6 bn higher than in 2004. The Group has performed an impairment test on upstream assets and recorded a subsequent impairment of HUF 7.5 bn on certain suspended and depleted fields in Q4 2005.

ZMB's operating profit contribution increased by HUF 21.4 bn compared to 2004, as a result of high crude oil prices and by 19.2% higher production volumes.

At the end of 2005, the Group held 32 exploration blocks in Hungary with a total area of 36,279 km2. An extension of a 33rd exploration blocks permit was underway at the end of 2005. In 2005, 10 territorial permits for exploration expired, 9 of these were extended, with the remaining permit extension process in progress.

According to our reserve review, total net proved developed and undeveloped reserves of the MOL Group at 31 December, 2005 were 213.8 Mboe, consisting of 19.2 billion m3 (133.7 Mboe) of natural gas (including condensate) and gas liquids) and 10.8 Mt (80.1 Mboe) of crude oil. The net proved developed and undeveloped reserves in 31 December, 2004 were 240.2 Mboe, consisting of 21.5 billion m3 (152.9 Mboe) of natural gas and 11.7 Mt (87.3 Mboe) of crude oil. Reserve replacement ratio was 91.4% in 3 years average.
In Hungary, the new findings and field extension increased our gross proved reserves by 2.8 Mboe, while a further increase of 11.1 Mboe was the result of the intensified enhanced oil recovery techniques. However, due to the supplementary mining royalty, in net reserves, the growth was 2.2 Mboe and 7.7 Mboe, respectively. 2005 annual production reduced our net reserves by 17.2 Mboe, the revaluation of reserves reduced them by a further 26.5 Mboe.
During the year 2005 a new independent reserve audit was carried out by DeGolyer and MacNaughton related to the date of 31 December, 2004 to determine the actual recoverable reserves of the ZMB field. According to this audit, the 2004 year-end gross proved reserves of the ZMB field increased by 48.2 Mbbl to 125.4 Mbbl. Consequently, MOL's share of gross proved reserves, taking into account the 10 Mbbl production in 2005, was 52.8 Mbbl as of 31 December, 2005.

In 2005, our promising foreign exploration projects have been continued in Kazakhstan, Pakistan and Yemen.

MOL Plc, through its wholly-owned subsidiary MOL Caspian Ltd, joined the Fedorovsky exploration project in Kazakhstan, buying a 22.5% share on 1 July, 2004. Currently, the operation is in the second exploration phase, the minimum required work program consists of drilling two exploration wells and carrying a seismic survey. The seismic work and first exploration well have been completed in 2005, with the Zhaik 1 encountering good oil and gas shows below 5600 M that could however not be tested commercially due to technical reasons. A 3D seismic survey has been subsequently shot over the field and an appraisal well will spud at the end of 2006. The second commitment well, Zharsuat 5 is currently being drilled. The consortium has already obtained a two year extension (until 11 May, 2008) with an additional work commitment to undertake a 100 km2 3D seismic survey.
At MOL's entry the partners in the consortium were Avery Worldwide Ltd (operator with 55 % interest) and FIOC (22.5 %). Following the purchase of the Avery Worldwide Ltd stake by EVL, MOL Plc increased its stake with the purchase of an additional 5% interest (27.5 %) and also assumed the position of Operating Shareholder in February 2005.

In Pakistan, Tal Block – where MOL has 10% and is the operator – we started the extended well test of Manzalai-1 at the beginning of 2005, 9,700 boe natural gas and 600 bbls condensate are produced daily. Both products are marketed locally. The second appraisal well was drilled in the Manzalai field (Manzalai-2 well), which resulted in significant gas and condensate tests from four reservoir levels. Based on these two successful discoveries, we will apply for the development concession in 2006.
We have started an extended well test on the Makori oil/condensate/gas field, which was discovered in January 2005. Its planned production capacity is 2,500 bbls oil and 3,000 boe natural gas per day. A 3D survey over the field was acquired in 2005.
With the continuation of our extensive exploration strategy in 2006, we plan three additional exploration wells in the coming year. Henceforward, MOL will actively seek further potential exploration opportunities in this area and submitted a bid for a new exploration block.

In Yemen MOL involved a majority partner in Block 49 in 2006, without taking on any additional commitments, under which we farmed out 75% interest to CCC in return for a complete carry of our share of costs for an additional exploration well.
At Block 48, we expanded the work program with further seismic acquisition to reduce the geological risk. Due to the delay in our activities, we applied for and obtained an extension of exploration entitlement from the authorities of Yemen. We will be initiating a two well exploration drilling program in mid 2006.

In 2005, average daily net domestic oil and natural gas production was 73.3 th boe, compared to 78.4 th boe in 2004. Gas production was 73.3% of the total production calculated on a crude oil equivalent basis (73.5% in 2004). Condensate volumes decreased by 10.0 % from 229 kt to 206 kt. We applied the Enhanced Oil Recovery (EOR) method in 7 fields, representing 13.8% of total domestic crude oil production (0.1 Mt).

Gross domestic crude oil production fell by 12% to 0.9 Mt in 2005, compared to the previous year. Natural gas production (net dry) was 2.8 bn m^3 in 2005, down 2.9% year-on-year, due to the drop of the reservoir pressure caused by the exploitation and the increase in water production of the fields. However, these negative factors were partly compensated by the positive development at the Hosszúpályi gas field.

Joint production at the ZMB field continued in 2005. Our previous partner exited and Russneft, a fully integrated oil company, became our new partner in the joint venture. MOL's share of the crude oil production of the field reached 1.369 Mt (27,300 bbl/day), which represents 19.2% growth compared to the previous year.

Despite the positive effect of international crude oil production, MOL Group's unit cost of hydrocarbon production (including gasoline production) increased to 3.4 USD/boe in 2005, from the 3.1 USD/boe in 2004. The average production cost of natural gas rose from 17.9 USD/thousand m^3 to 19.2 USD/thousand m^3, primarily due to the decreasing domestic production and the strong HUF against USD.

Refining and Marketing Overview

Segmental operating profit in 2005 increased by 11.4% to HUF 177.0 bn, mostly due to higher sales volumes and favourable refinery crack spreads.
Our competitive advantages, synergies achieved at MOL and at Slovnaft, integration of businesses, strong Brent-Ural spread and active supply chain management also contributed to the favourable results. These positive factors were partially offset by the strengthening of local currencies against USD.

In 2005, we processed 12.4 Mt of crude oil, compared to 12.0 Mt in the previous year (an increase of 3.1%). The Hungarian processing volume (7.0 Mt) increased by 10.3 % compared to 2004. The proportion of domestic crude oil processed at the Duna Refinery fell further to 13.0 % (in 2004 15.5 %), while the volume of processed imported crude oil increased by 13.6 %. 5.4 Mt imported crude oil was processed by Slovnaft.

Aggregate refinery product sales volumes were 11.8 Mt (including sales of LPG and gas products, but excluding the chemical raw materials sold to the Petrochemical segment), compared to 11.5 Mt in 2004. The reason for the improvement (0.3 Mt) was mainly the higher sales in Hungary, in addition to an increase in exports.

Our Hungarian refinery product sales increased by 0.2 Mt despite the decrease of 27% in fuel oils, mainly due to increased sales of higher value products like diesel and kerosene.
MOL Group's sales outside Hungary increased from 7.4 million tons to 7.5 million tons. Within this, sales in the Slovak market decreased slightly compared to the sales in the previous year. The increase in export sales outside Hungary and Slovakia reached 0.1 million tons (2%), due to optimisation of refinery production and Group level supply chain management, resulting in greater regional competitiveness.

Hungarian motor fuel demand increased by 7.1%, while MOL motor fuel sales increased to a lesser degree by 6%. Demand for motor gasoline remained flat, due to high market prices and a continuing shift to diesel usage. Our sales decreased by 1.0%, resulting in a slightly lower, but still significant market share. At the same time, the Hungarian consumption of motor diesel, which is more directly influenced by general economic development than price changes, increased significantly by 12%, due to the increasing demand of the transportation industry, which was mainly the consequence of intensive investments in the Hungarian market. Import competition strengthened due to the high crack spreads. Nevertheless, our diesel sales increased by nearly 11%.
Our Hungarian gasoline refinery coverage reached 81 %, while our diesel refinery coverage was 82 %.
The trend in the Slovak motor fuel market was similar to that in Hungary. Motor gasoline market increased only to lesser extent, while demand for diesel grew by more than 11 %. Due to the growing import pressure, our gasoline sales decreased, and we could not fully exploit the advantage of the growth of diesel market. Therefore, compared to 2004 our refinery coverage decreased in case of both products amounting to 64 % and 65 %, respectively.
At the same time, we kept our market share in the end-user market in Hungary and slightly increased the same in Slovakia.
MOL Group's motor fuel export in the region[1] decreased by 2%, but total motor fuel sales in the region[2] increased by 1% due to the higher diesel sales in Hungary and Slovakia.

In 2005, the volume of petrochemical feedstock supplied to the Petrochemical segment increased significantly, in line with the recent cracking capacity increase completed last year as part of Group level optimisation. Total volume delivered increased by 32%, compared with the previous year, to 2,515 kt, of which naphtha was 1,746 kt, chemical gasoil 365 kt (in 2004 the same product volumes were 1,427 kt and 120 kt, respectively). In 2005, the Petrochemical segment supplied 708 kt of by-products to the Refining and Marketing segment for further processing (in 2004, this figure was 556 kt).

[1] Sales in Austria, Slovenia, Czech Republic, Poland, Romania, Croatia, Bosnia-Herzegovina and Serbia-Montenegro.

[2] Sales in the above listed contries, in Hungary and Slovakia.

As a result of the growth in infrastructure investments, demand for bitumen rose sharply, both in Hungary and in Slovakia. As a result, our domestic bitumen sales increased significantly in both countries, by 48% and 65%, respectively.

In 2005, the Hungarian LPG and gas product market shrank. In the case of wholesale, we retained our market leading position achieving 76%, while our retail market share remained unchanged at 22% in 2005.

As a result of the completion of our EU-2005 refinery development project, from July 2005, our total gasoline and diesel production has max. 10 ppm sulphur content, strengthening our quality leader position. Also from July, we have met the biofuel blending regulation according to the different legal regulations in the region.

Our autogas sales ie. the liquid petroleum gases sales for car refuelling increased by 30.9% compared to the previous period. The number of MOL autogas sales sites reached 159, which represents an increase of 6 sites.

In 2005, MOL's Hungarian retail fuel sales volumes decreased by 3.8%, compared to 2004. The main reason for this was the significant increase in prices, which made motor gasoline demand more price sensitive and encouraged a small part of the customer base to turn to discount retailers. The 9.7% fall in gasoline sales was partially compensated by a 3.2% rise in diesel sales, primarily due to strengthened card sales. According to the Hungarian Petroleum Association (MÁSZ) data, our retail market share was 37.4% for gasoline and 44.6% for gasoil. Hungarian shop sales remained unchanged in 2005, and the value of shop sales per litre of motor fuel sold increased by 3.3%. Our card sales also increased by 6.2% compared to 2004.

In 2005, we continued the fuel station network efficiency-improvement project in Slovakia, which resulted in the closure of 31 lower turnover stations in 2005.
As a result of network rationalisation, in 2005, motor fuel sales per station increased by 8.3% in Slovakia. Slovnaft's retail market share in Slovakia was 40.8% for gasoline, and 42.6% for gasoil, according to SAPPO data. In the Slovakian market, our shop sales increased by 22.9% in 2005 compared to 2004, in large part due to higher sales of tobacco and motorway stickers and the opening of restaurants at two filling stations. As a result, shop sales per litre of motor fuel sold increased by 24.1%.

In Romania (MOL Romania and MOL RoComert together), our fuel sales more than doubled (increased by 104.3%) in 2005, as a result of network expansion (mainly due to the Shell Romania acquisition with 59 filling stations) and increased sales volume per site. MOL's retail market share in Romania increased significantly to 13% in 2005. Our shop sales in Romania increased by 45.1% in 2005 y-o-y, due to both the above mentioned network growth and the fact that from 1 January, 2005 the Romanian government introduced the use of motorway stickers.

As part of our retail network efficiency improvement program, we sold 11 filling stations in the Czech Republic in 2005.

At the end of the year, the MOL Group had 834 fuel stations (incl. non fully consolidated subsidiaries). Of these, within our main markets, 355 were operated in Hungary, 253 in Slovakia, 30 in the Czech Republic and 137 in Romania.

Petrochemicals Overview

In 2005, the operating profit of the Petrochemical segment reached HUF 19.1 billion, which represents a slight improvement compared to 2004 (HUF 18.8 bn). Profit was favourably influenced by increasing sales volumes from new capacities and improving internal efficiency, while the unfavourable market trends in the second half, had a negative effect on the operating profit. Petrochemical integrated margin increased slightly y-o-y, but in H2 2005 it decreased by 14.7% compared to the same period of the previous year.

In 2005, quoted polyethylene (PE) prices increased by 11-14% while polypropylene (PP) quotations increased by 16-17% year-on-year. The spread between PE product and feedstock quotations increased by 3-5% year-on-year, while in the case of PP products, the margin decreased by 7%.

In 2005, polymer sales volumes increased by 22.2% compared with 2004, to 1,065 kt. The most significant growth was in HDPE (+68%) and PP (+17%) products, mainly as a result of the start up of the new HDPE plant in TVK, and the new PP plant in Slovnaft. Polymer sales by product group were: 26% LDPE (low-density polyethylene), 33%

HDPE (high-density polyethylene) and 41% PP. Total sales increased by 22.5% to 1,294 kt, due to the start up of the new Olefin and HDPE plants at TVK and new PP plant at Slovnaft.
The Hungarian polymer sales decreased by 4 kt compared to the previous year; while in Slovakia it decreased by 9 kt. The portion of export sales in our sales portfolio increased, due to new capacities and the improving commercial efficiency as a result of single channel sales activity. In addition, we raised our sales mainly in the Italian, French and German markets.

The MOL Group's market share in Hungary was 58%, 41% and 56% in the LDPE, HDPE and PP markets respectively, which represents a 7 and 12 percentage point decrease in the case of LDPE and PP, respectively. Market share of HDPE increased slightly, due to the increasing volume of the new HDPE product.

In other European markets outside Hungary and Slovakia, polymer sales increased by 206 kt, while total sales increased by 209 kt compared to 2004, mainly due to the aforementioned reclassification of the product portfolio. In our main export markets (Germany, France and Italy), TVK and Slovnaft implemented a single-channel sales operation, focusing on the higher profitability end-user markets. As a result, the volume of polymer sales to these markets increased compared to last year.

Natural Gas Overview

The Natural Gas segment reported an operating profit of HUF 50.4 bn compared to a profit of HUF 64.8 bn in 2004. The operating profit of the Segment was determined by the profit contribution of three gas companies [MOL Földgázellátó Rt. (Wholesale, Marketing and Trading – WMT), MOL Földgáztároló Rt. (Storage) and MOL Földgázszállító Rt. (Transmission)].

On 12 January, 2006, following the approval of the European Commission, MOL and E.ON-Ruhrgas International (ERI) agreed, that the closing of the partial sale of MOL's midstream gas business happened on 31 March, 2006. Based on the forecast 31 March, 2006 balance sheet, the purchase price adjusted by the maximum amount of all potential future financial liabilities of MOL related to this transaction is EUR 300 million for the 100% ownership stakes in WMT and Storage. In addition to this ERI will make a payment of EUR 600 million to assume 100% of the debt of Storage and WMT (also based on a forecast 31 March, 2006 balance sheet). Through the adjustment mechanism, the purchase price can potentially be increased by a maximum amount of EUR 290 million. The settlement of these price adjustments will take place semi-annually until the end of 2009.

Considering the announced agreement with ERI on the sale of two of the three gas subsidiaries, MOL Földgázellátó Rt. (WMT) and MOL Földgáztároló Rt. (Storage), we report the result and operational data, which influence the profit of the segment, by gas company in contrast to previous practice.

Unconsolidated operating loss of MOL Földgázellátó Rt. (WMT) was of HUF 4.7 bn in 2005, compared to HUF 15.9 bn operating profit in 2004. The main reason for the loss was the fact that the increase in the regulated price compared to 2004 could not compensate for the significant growth in the import purchase price. In 2004, HUF 22.2 bn was paid to the compensation fund, which is the source of the residential gas-price compensation system, since the actual import price was lower than the import price acknowledged in the regulation.

In 2005, the import purchase price expressed in HUF increased by 40.9%, while the USD based import prices increased by 40.5%. Public utility sales price increased by 19.2% on average compared to 2004 as a consequence of the regulatory price increases. The natural gas wholesale price increased by 13% from 15 January, 2005 and by 8% from 1 August. From 1 November, 2005, the non-household gas price increased by 19% among non-household customers. Competitive prices on the open market increased by 22.4% compared to 2004. As a result of the higher sales price and the 1.5% higher sales volumes the revenue from external wholesale natural gas sales increased from HUF 519.6 bn to HUF 628.0 bn.

Total sales increased by 1.5% mainly as a consequence of the 2.4% higher natural gas demand from gas suppliers. At the same time, sales to power plants decreased by 7.1%, due to both the lower electricity production of domestic power plants as a consequence of cheaper electricity import, and the fact that the consumption of the TVK Power Plant was transferred to the own consumption category. Industrial and other gas sales increased by 21.3% as a consequence of our successful competitive marketing activity.

Sales of imported gas were 10.9 bcm, 80.5% of total sales in 2005, compared with 10.6 bcm and 80.0% in 2004. Sales from domestic production were 2.6 bcm in 2005, which broadly in line with the previous year's level. According to the new gas business regulation of 1 January, 2004, all non-residential consumers are entitled to leave public utility supply. Several consumers took advantage of this opportunity and entered into the competitive market. Competitive trade sales represented 3.1% of the total natural gas sales realized outside of MOL Group in 2005 compared to the 2.2% in 2004.

Unconsolidated (calculated based on revaluated assets) operating profit of MOL Földgázszállító Rt. (Transmission) increased to HUF 27.3 bn in 2005 compared to HUF 24.3 bn in 2004. Operating revenues increased from HUF 63.0 bn in 2004 to HUF 67.2 bn in 2005. Unconsolidated operating revenues increased significantly, mainly due to an increase in gas transmission tariffs, but also due to the volume increase in booked (realised) capacity. The non-regulated transit natural gas transmission revenue increased by 17% (to HUF 11.7 bn) compared to 2004, due to an increase in transit fees, and also the increase (1.7%) in transmitted natural gas volume. However, these positive factors were partly compensated by a 1.2% increase in operating costs.

Unconsolidated (calculated based on revaluated assets) operating profit of MOL Földgáztároló Rt. (Storage) increased to HUF 16.2 bn in 2005 compared to 14.8 HUF bn in 2004, mainly due to an increase in natural gas production of the Zsana-North field belonging to the Zsana underground gas storage. Revenues increased by HUF 2.6 bn, of which fee storage revenues increased by HUF 0.8 bn (from HUF 26.1 bn in 2004 to HUF 26.9 bn in 2005).
The mobile closing inventory was 2.46 bcm at the end of 2005, 2.0% higher than the closing volume in 2004, due to milder winter weather. In addition to mobile natural gas stored for MOL Földgázellátó Rt. (WMT), in 2005 storage was also provided to other traders.

Corporate and other segment overview

In 2005, the Corporate and Other segment's negative operating result was lower by HUF 10.2 bn compared with the previous year, mainly due to the creation of a provision for the redemption of the additional severance payment obligation (HUF 22.0 bn) in 2004. The favourable single effect of the above mentioned provision was moderated by an additional HUF 2.2 bn severance payment redemption charge in 2005 (at MOL Plc) and higher insurance fee owing to the increasing risk perception of a natural disaster by the insurance companies.

Financial results

A net financial expense of HUF 32.2 bn was recorded in 2005 compared to a net financial gain of HUF 5.2 bn in 2004, due to the combined effect of interest payable, which amounted to HUF 12.8 bn, and a foreign exchange loss of HUF 22.0 bn incurred in the period compared to the interest payable of HUF 16.8 bn and foreign exchange gain of HUF 28.8 bn recognised in 2004.

Income from associates

Income from associates was HUF 4.9 bn, including INA's 2005 contribution of HUF 4.4 bn (net of additional depreciation on assets revalued to their fair value).

Profit before Taxation

As a result of the above-mentioned items, the Group's profit before taxation in 2005 was HUF 277.2 bn, compared to HUF 261.9 bn in 2004.

Taxation

Corporate tax expense decreased by HUF 18.7 bn to HUF 29.2 bn in 2005, primarily as a result of a 100% tax holiday of MOL Plc and TVK Rt. in 2005. The current tax expense is the result of the contribution of Slovnaft (at 19%) and the gas companies (at 16%), of HUF 12.6 bn and HUF 2.5 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 5.1 bn).

Consolidated Cash Flow

	2005 HUF million	2004 HUF million
Net cash provided by operating activities	**282,159**	**324,381**
of which movements in working capital	(81,914)	(43,016)
Net cash used in investing activities	(259,461)	(224,811)
Net cash provided by/(used in) financing activities	(49,472)	(75,657)
Net increase/(decrease) in cash equivalents	(26,774)	23,913

Operating cash flow in 2005 was HUF 282.2 bn, a 13% decrease compared to the 2004 figure. Operating cash flow before movements in working capital increased by 3%. The change in the working capital position decreased funds by HUF 81.9 bn, arising from an increase in inventories (particularly due to the higher purchase price of crude oil at the refineries), accounts receivable, other receivables and accounts payable (of HUF 94.4 bn, HUF 62.4 bn, HUF 1.3 and HUF 79.0 bn, respectively) and a decrease in other current liabilities (of HUF 2.8 bn). Corporate taxes paid amounted to HUF 33.1 bn related to cash outflow of Slovnaft's corporate tax liabilities arising in 2004 and prepayments for 2005.

Net cash used in investing activities was HUF 259.5 bn compared with HUF 224.8 bn in 2004. Within this organic capital expenditure increased compared to 2004 due to the payment for the ownership of 3.1 bcm cushion gas. Cash spent in 2005 also includes the consideration paid for Shell Romania, while the comparative figure in 2004 contains our further acquisition of shares in Slovnaft and TVK. The acquisition of other investments in Q4 2005 reflects the payment for the extension of production licences for 12 mining sites and an agreement on future royalty obligations. Net financing cash outflows amounted to HUF 49.5 bn, mainly as a combined result of the net repayment of short-term debt, HUF 21.9 bn buy-back of treasury shares on the Budapest Stock Exchange and the issuance of the Eurobond. The share buy-back from Slovintegra-Slovbena is shown in the Acquisition of subsidiaries item.

Funding Overview

MOL Group total debt increased from HUF 347.3 billion at year-end 2004 to HUF 387.1 billion by 31 December, 2005. The currency composition of total debt was 78.0% EUR, 20.1% USD and 1.8% HUF as of 31 December, 2005. The net gearing ratio amounted to 23.4%.

The main pillars of bank loan funding were the EUR 600 million syndicated loan facility, and the EUR 700 million syndicated loan facility agreed in May 2005. The EUR 700 million syndicated facility is the largest ever bank facility in Hungary, as well as the largest recorded unsecured bank facility in the oil & gas sector in Central and Eastern Europe. The strongly improving profitability enabled the full prepayment of the three EIB facilities in 2005.

In September 2005, MOL launched its debut eurobond transaction which received a BBB- investment grade credit rating from Standard & Poor's Rating Services. The fixed rate EUR 750 million Eurobonds have ten-year maturity and are listed on the Luxembourg Stock Exchange. The Eurobond transaction represents the largest non-sovereign bond issue to date in Central Europe and the first ever BBB- rated issuer that have debuted with a bond of ten-year maturity. The transaction is consistent with MOL Group's financial strategy aimed at diversification and rationalisation of the debt portfolio.

Risk management

The financial risk management function is centralized at the MOL Group. All risks are integrated and measured at group level using the Monte Carlo simulation. The Company may enter into various types of forwards, swaps and options in managing its commodity, foreign exchange and interest rate risk resulting from cash flows from business activities and financing arrangements.

- In a high gearing situation, the objective of risk management will be to reduce the probability of breaching debt covenants, where a breach would seriously impair the company's ability to fund its operations. To achieve this objective, risk management will focus both on (1) reducing the volatility of the company's EBITDA with derivative instruments and (2) structuring the debt with an appropriate currency mix.

- In a low gearing situation, the objective of risk management would be to maintain discipline in CAPEX spending and finding other productive uses for its excess equity in order to increase financial flexibility, such as seeking a higher credit rating and lowering the cost of debt.

As a general approach, risk management consider the business as a well balanced integrated portfolio so it does not hedge particular element of the commodity exposure. In the field of commodity risk management MOL has entered into small quantities of commodity swap transactions for refined product contracts aimed at temporary inventory hedging during 2005, due to maintenance works at the refinery. The gas legislation, which came into force in 2004 pledges a quasi pass-through mechanism of the inherent commodity risk.

In order to minimise foreign exchange risk, the Company follows the basic economic currency risk management principle that the currency mix of the debt portfolio should reflect the currency mix of the net operating cash flow of the Group. The Company used cross currency swaps to adjust the currency mix of the debt portfolio.

As result of the successful 750M EUR Bond transaction, the fixed portion of the total debt increased substantially. In the 2005's interest rate environment our objective was to maintain a relatively high fixed portion of debt. Both existing USD floating to fixed swaps and EUR Bond's fixed interest rate levels were close to historic lows. Taking into account that even medium term gearing level was expected to increase, having allowed temporarily higher fixed portion is beneficial for MOL on the long-term, by securing fixed interest rates at historic low levels.

During 2005, a new country limit system was implemented with regard to country/counterparty risks inherent in the MOL's E&P strategy in order not to jeopardize in the achievement of strategic goals due to exaggerate concentration of investments .
In line with MOL's risk management policy, no speculative transactions are allowed. Any derivative transaction the company may enter is under ISDA agreements.

Capital expenditure program

MOL Group CAPEX

	2005 HUF million	2004 HUF million
Exploration and Production	34,418	31,137
Refining and Marketing*	92,199	78,961
Natural Gas	85,844	14,648
Petrochemicals	11,105	57,543
Corporate and other	13,137	72,185
Total	**236,703**	**254,474**

* *Including Refining & Marketing, Retail and Lubricants segments*

MOL Group capital expenditure (including exploration costs) decreased from HUF 254.5 bn in 2004, to HUF 236.7 bn in 2005 due to lower acquisition spending and to the fact that the major refinery and petrochemical investments were completed in 2004.

In 2005, the Exploration and Production segment spent HUF 10.2 bn on domestic exploration activities, HUF 1.0 bn more than in the previous year. HUF 11.5 bn was spent on production projects at previously explored fields, compared to HUF 13.8 bn in 2004. Within the framework of these projects we developed previously explored fields, continued the implementation of hydrocarbon production intensification programs and maintained the technical level of our production facilities.
In case of international exploration and production projects, the capital expenditure increased by HUF 4.4 bn from HUF 8.2 bn in 2004 due mainly to the growth of acquisition and exploration costs in Kazakhstan and Russia.

Capital expenditure of the Refining and Marketing segment was down by HUF 5.0 bn in 2005 compared to the previous year. The reason for the decrease was that the EU-2005 diesel projects were completed both at MOL and Slovnaft in 2004. The implementation of the main projects at the MOL refinery - Waste water treatment unit and EU-

2005 gasoline project in Duna Refinery – resulted in a lower capital expenditure compared to the previous year. MOL-Slovnaft implemented several logistics projects within the Refining and Marketing Division (HUF 9.0 bn in 2005, vs HUF 5.1 bn in 2004) in order to ensure the reliable operation of the pipeline system and logistics depots. By completing these projects we comply with the stricter regulatory and environmental requirements.

At the Retail segment capital expenditure grew to HUF 34.2 bn of which HUF 3.2 bn was spent in the North Region (Slovnaft). The capital expenditure at segment level increased by HUF 18.2 bn compared to the previous year due to the acquisition of Shell-Romania network.

In the Lubricant segment the implementation of projects was nearly at the same level in year 2005 and 2004 (HUF 0.4 bn in 2005, HUF 0.3 bn in 2004). In 2005 we modernised the production of our anti-freezer and coolant products.

The capital expenditure in the Natural Gas segment exceeded the previous year's level by HUF 71.1 bn. There are two main components of the substantial capital expenditure in 2005 (HUF 85.8 bn): the non-planned re-qualification of cushion gas (HUF 5.0 bn) and the cash spent for the ownership of previously state-owned cushion gas (HUF 60.0 bn) by the Storage subsidiary at the end of 2005.
But even without the above mentioned elements, there is a growth in the capital expenditure caused by the Gas turbine emission reduction and the Capacity increase of compressor stations projects at the Transmission subsidiary and the peak capacity increase at the Zsana UGS Storage subsidiary.

Capital expenditure decreased by HUF 46.4 bn at the Petrochemical segment, due to the fact that the Strategic Development project at TVK and the Poly-propylene Plant at Slovnaft were completed in 2004.
TVK HDPE-2 Plant was put into operation at the end of the year 2004. After the test run, the Olefin-2 Plant came into operation on 30 September, 2005. The implementation of the new Polypropylene Plant (PP-3) at Slovnaft was completed in the first quarter of 2005. Following the completion of these investments, MOL Group's ethylene capacity increased by 250 kt, while the total polymer capacity by 455 kt.

The capital expenditure of the Corporate and Other segment decreased by HUF 59.1 bn to HUF 13.1 bn in 2005. In 2004, Slovnaft and TVK share acquisitions were included here. Nevertheless, HUF 9.3 bn was spent on the development of the Group information system compared to HUF 5.8 bn in 2004.

MOL Magyar Olaj- és Gázipari Rt. and Subsidiaries

Consolidated financial statements prepared in accordance with International Financial Reporting Standards together with the independent auditors' report

31 December, 2005

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.:

We have audited the consolidated balance sheet of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries ("the Company") as of 31 December, 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended and the related notes presented on pages 38-98. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries as of 31 December, 2005 and of the consolidated results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards.



Ernst & Young Kft.
Budapest, Hungary
24 March, 2006

Consolidated balance sheet
31 December, 2005

Assets

	Notes	2005 HUF million	2004 HUF million restated
Non-current assets			
Intangible assets	3	40,740	5,401
Property, plant and equipment, net	4	1,112,753	925,069
Investments in associated companies	6 i)	126,354	115,105
Other investments	6 ii)	486	3,062
Deferred tax assets	25	33,480	36,210
Other non-current assets	7	30,363	16,538
Total non-current assets		**1,344,176**	**1,101,385**
Current assets			
Inventories	8	264,985	172,450
Trade receivables, net	9	289,348	218,950
Investments	10	519	-
Other current assets	11	65,637	53,969
Cash and cash equivalents	12	64,170	88,126
Total current assets		**684,659**	**533,495**
TOTAL ASSETS		**2,028,835**	**1,634,880**

Equity and liabilities

	Notes	2005 HUF million	2004 HUF million restated
Equity attributable to equity holders of the parent			
Share capital	13	94,020	94,634
Reserves	14	644,340	430,966
Net income attributable to equity holders of the parent		244,919	208,570
Equity attributable to equity holders of the parent		**983,279**	**734,170**
Minority interests		70,359	67,955
Total equity		**1,053,638**	**802,125**
Non-current liabilities			
Long-term debt, net of current portion	15	296,844	199,893
Provisions for liabilities and charges	16	108,045	53,647
Deferred tax liabilities	25	17,704	12,995
Other non-current liabilities	17	5,386	53,181
Total non-current liabilities		**427,979**	**319,716**
Current liabilities			
Trade and other payables	18	444,683	319,630
Provisions for liabilities and charges	16	12,256	46,038
Short-term debt	19	2,485	54,384
Current portion of long-term debt	15	87,794	92,987
Total current liabilities		**547,218**	**513,039**
TOTAL EQUITY AND LIABILITIES		**2,028,835**	**1,634,880**

The notes are an integral part of these consolidated financial statements.

Consolidated income statement
31 December, 2005

	Notes	2005 HUF million	2004 HUF million restated
Net revenue	20	2,455,164	1,955,830
Other operating income	21	18,450	16,126
Total operating income		**2,473,614**	**1,971,956**
Raw materials and consumables used		1,801,177	1,345,931
Personnel expenses	22	107,874	123,224
Depreciation, depletion, amortisation and impairment		123,500	108,559
Other operating expenses	23	217,322	191,748
Change in inventories of finished goods and work in progress		(55,722)	(18,994)
Work performed by the enterprise and capitalised		(24,973)	(27,283)
Total operating expenses		**2,169,178**	**1,723,185**
Profit from operations		**304,436**	**248,771**
Financial income	24	8,434	36,485
Financial expense	24	40,592	31,330
Financial (income)/expense, net	**24**	**32,158**	**(5,155)**
Income from associates		4,879	7,985
Profit before tax		**277,157**	**261,911**
Income tax expense	25	29,158	47,817
Profit for the year		**247,999**	**214,094**
Attributable to:			
Equity holders of the parent		244,919	208,570
Minority interests		3,080	5,524
Basic earnings per share attributable to ordinary equity holders of the parent (HUF)	**26**	**2,401**	**2,022**
Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)	**26**	**2,377**	**1,998**

The notes are an integral part of these consolidated financial statements.

Budapest, 24 March, 2006.



Zsolt Hernádi
Chairman of the Board of Directors
Chief Executive Officer



József Molnár
Chief Financial Officer

Consolidated statement of changes in equity 31 December, 2005

	Share capital HUF million	Share premium HUF million	Fair valuation reserve HUF million	Translation reserve HUF million
Opening balance 1 January, 2004	**93,128**	**145,157**	**7,832**	**8,606**
Effect of IFRS 2 - Share-based payment	-	-	-	-
Restated opening balance 1 January, 2004	**93,128**	**145,157**	**7,832**	**8,606**
Cash flow hedges, net of deferred tax	-	-	555	-
Currency translation differences	-	-	-	(11,790)
Total income and expense for the year recognized directly in equity	-	-	555	(11,790)
Retained profit for the year	-	-	-	-
Total income and expense for the year	-	-	555	(11,790)
Transfer to reserves of retained profit for the previous year	-	-	-	-
Dividends	-	-	-	-
Net change in balance of treasury shares held	131	674	-	-
Share-based payment	-	-	-	-
Slovnaft acquisition (Note 13)	984	4,124	-	-
Issuance of convertible bonds	-	-	-	-
Conversion of convertible bonds	391	1,809	-	-
Acquisition of minority interest	-	-	-	-
Closing balance 31 December, 2004	**94,634**	**151,764**	**8,387**	**(3,184)**
Effect of IFRS 3 -Transfer of previously recorded negative goodwill to retained earnings	-	-	-	-
Effect of IFRS 3 – Negative goodwill at associates	-	-	-	-
Restated opening balance 1 January, 2005	**94,634**	**151,764**	**8,387**	**(3,184)**
Cash flow hedges, net of deferred tax	-	-	(4,709)	-
Fair value changes of financial instruments - associates	-	-	(2,016)	-
Currency translation differences	-	-	-	34,888
Total income and expense for the year recognized directly in equity	-	-	(6,725)	34,888
Retained profit for the year	-	-	-	-
Total income and expense for the year	-	-	(6,725)	34,888
Transfer to reserves of retained profit for the previous year	-	-	-	-
Dividends	-	-	-	-
Net change in balance of treasury shares held	(1,318)	(19,538)	-	-
Share-based payment	-	-	-	-
Slovnaft acquisition (Note 13)	338	1,622	-	-
Conversion of convertible bonds	366	1,694	-	-
Call option on shares	-	(692)	-	-
Shares under repurchase obligation, net of deferred tax	-	-	-	-
Closing balance 31 December, 2005	**94,020**	**134,850**	**1,662**	**31,704**

The notes are an integral part of these consolidated financial statements.

Equity component of debt and difference in buy-back prices HUF million	Retained earnings HUF million	Total reserves HUF million	Net income attributable to equity holders of the parent HUF million	Total equity attributable to equity holders of the parent HUF million	Minority interest HUF million	Total equity HUF million
2,857	**166,308**	**330,760**	**99,981**	**523,869**	**155,752**	**679,621**
-	452	452	(1,642)	(1,190)	-	(1,190)
2,857	**166,760**	**331,212**	**98,339**	**522,679**	**155,752**	**678,431**
-	-	555	-	555	-	555
-	-	(11,790)	-	(11,790)	(155)	(11,945)
-	-	(11,235)	-	(11,235)	(155)	(11,390)
-	-	-	208,570	208,570	5,524	214,094
-	-	(11,235)	208,570	197,335	5,369	202,704
-	98,339	98,339	(98,339)	-	-	-
-	(5,952)	(5,952)	-	(5,952)	(787)	(6,739)
-	-	674	-	805	-	805
-	1,298	1,298	-	1,298	-	1,298
10,137	-	14,261	-	15,245	-	15,245
560	-	560	-	560	-	560
-	-	1,809	-	2,200	-	2,200
-	-	-	-	-	(92,379)	(92,379)
13,554	**260,445**	**430,966**	**208,570**	**734,170**	**67,955**	**802,125**
-	27,633	27,633	-	27,633	-	27,633
-	353	353	-	353	-	353
13,554	**288,431**	**458,952**	**208,570**	**762,156**	**67,955**	**830,111**
-	-	(4,709)	-	(4,709)	-	(4,709)
-	-	(2,016)	-	(2,016)	-	(2,016)
-	-	34,888	-	34,888	362	35,250
-	-	28,163	-	28,163	362	28,525
-	-	-	244,919	244,919	3,080	247,999
-	-	28,163	244,919	273,082	3,442	276,524
-	208,570	208,570	(208,570)	-	-	-
-	(16,998)	(16,998)	-	(16,998)	(1,038)	(18,036)
-	-	(19,538)	-	(20,856)	-	(20,856)
-	1,577	1,577	-	1,577	-	1,577
(7,134)	-	(5,512)	-	(5,174)	-	(5,174)
-	-	1,694	-	2,060	-	2,060
-	-	(692)	-	(692)	-	(692)
(11,876)	-	(11,876)	-	(11,876)	-	(11,876)
(5,456)	**481,580**	**644,340**	**244,919**	**983,279**	**70,359**	**1,053,638**

Consolidated statement of cash flows
31 December, 2005

	Notes	2005 HUF million	2004 HUF million restated
Profit from operations		**304,436**	**248,771**
Adjustments to reconcile operating profit to net cash provided by operating activities			
Depreciation, depletion, amortisation and impairment		123,500	107,244
Unrealized loss recorded on financial instruments, net		1,435	400
Write-off of inventories, net		886	1,062
Damages and reversal of impairment losses on property, plant and equipment		(2,105)	139
Increase / (decrease) in provisions		(39,781)	12,445
Net (gain) / loss on sale of property, plant and equipment		315	(875)
Net gain on sale of subsidiaries		-	-
Write-off / (reversal of write-off) of receivables		(3,734)	10,118
Unrealised foreign exchange gain on receivables and payables		(94)	(2,289)
Exploration and development costs expensed during the year		11,493	8,547
Share-based payment		1,577	681
Other non cash items		(752)	(559)
Operating cash flow before changes in working capital		**397,176**	**385,684**
Increase in inventories		(94,417)	(16,281)
Increase in trade receivables		(62,354)	(57,758)
Increase in other current assets		(1,305)	(5,284)
Increase in trade payables		78,992	21,735
(Decrease) / increase in other payables		(2,830)	14,572
Corporate taxes paid		**(33,103)**	**(18,287)**
Net cash provided by operating activities		**282,159**	**324,381**
Capital expenditures, exploration and development costs		(214,586)	(185,336)
Proceeds from disposals of property, plant and equipment		4,565	2,947
Acquisition of subsidiaries, net cash	30a	(31,430)	(71,701)
Acquisition of joint ventures, net cash	30a	(712)	(507)
Acquisition of other investments and other non – current assets (see Note 7)		(20,000)	(1,987)
Proceeds from disposal of investments		86	13,956
Changes in loans given and long-term bank deposits		(3,961)	586
Changes in short-term investments		-	9,111
Interest received and other financial income		5,749	6,283
Dividends received		828	1,837
Net cash used in investing activities		**(259,461)**	**(224,811)**

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

	Notes	2005 HUF million	2004 HUF million restated
Issuance of long-term notes		185,933	2,600
Repayment of long-term notes		(360)	(800)
Repayment of zero coupon notes		(15,000)	(33,000)
Issuance of long-term debt	30b	450,278	195,476
Repayments of long-term debt		(556,063)	(238,272)
Changes in other long-term liabilities		(1,469)	71
Changes in short-term debt		(55,925)	23,845
Interest paid and other financial costs		(16,807)	(19,577)
Dividends paid to shareholders		(16,991)	(5,954)
Dividends paid to minority interest		(1,245)	(814)
Sale of treasury shares		29	936
Repurchase of treasury shares		(21,852)	(168)
Net cash provided by financing activities		**(49,472)**	**(75,657)**
(Decrease) / increase in cash and cash equivalents		**(26,774)**	**23,913**
Cash and cash equivalents at the beginning of the year		88,126	62,841
Cash effect of consolidation of subsidiaries previously accounted for as other investment		1,131	1,185
Exchange differences on the consolidation of foreign subsidiaries		1,687	187
Cash and cash equivalents at the end of the year		64,170	88,126

The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements prepared in accordance with International Financial Reporting Standards 31 December, 2005

1 General

MOL Magyar Olaj- és Gázipari Rt. (hereinafter referred to as MOL Plc or the parent company) was incorporated on 1 October, 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Plc and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and natural gas and wholesale and retail marketing of crude oil products and natural gas, production and sale of olefins and polyolefins. The number of the employees in the Group as of 31 December, 2005 and 2004 was 14,660 and 15,465, respectively. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary.

The shares of the Company are listed on the Budapest and (from 22 December, 2004) the Warsaw Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the International Order Book in London and other over the counter markets in New York, Berlin and Munich.

2.1 Basis of preparation

MOL Plc prepares its statutory unconsolidated financial statements in accordance with the requirements of the accounting regulations contained in Law C of 2000 on Accounting (HAS). Some of the accounting principles prescribed in this law differ from International Financial Reporting Standards (IFRS).

For the purposes of the application of the Historical Cost Convention, the consolidated financial statements treat the Company as having come into existence as of 1 October, 1991, at the carrying values of assets and liabilities determined at that date, subject to the IFRS adjustments.

These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 24 March, 2006.

The financial year is the same as the calendar year.

i) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and all applicable IFRSs that have been adopted by the EU. IFRS comprise standards and interpretations approved by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC").

Effective 1 January, 2005, the change in the Hungarian Accounting Act allows the Group to prepare its consolidated financial statements in accordance with IFRS that have been adopted by the EU. At this particular time, due to the endorsement process of the EU, and the activities of the Group, there is no difference in the policies applied by the Group between IFRS and IFRS that have been adopted by the EU.

ii) Principles of Consolidation

The consolidated financial statements include the accounts of MOL Plc and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to

benefit from its activities. The equity and the net income attributable to minority shareholders' interest are shown separately in the consolidated balance sheets and the consolidated income statement, respectively.
As required by IAS 27, immediately exercisable voting rights are taken into account when determining control.

The purchase method of accounting is used for acquired businesses by measuring assets and liabilities at their fair values upon acquisition, the date of which is determined with reference to the settlement date. Minority interest is stated at the minority's proportion of the fair values of net assets. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

The Company's interests in its joint ventures are accounted for by the method of proportionate consolidation, where a proportionate share of the joint venture's assets, liabilities, income and expenses is combined with similar items in the consolidated financial statements on a line-by-line basis.

Investments in associated companies (generally investments of between 20% and 50% in a company's equity) where a significant influence is exercised by the Company are accounted for under the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

2.2 Changes in Accounting Policies

The accounting policies adopted are consistent with those applied in the previous financial years, except that the Group has adopted those standards designed to form the 'stable platform' intended to be mandatory for financial years beginning on or after 1 January, 2005. The principal effects of this decision are discussed below.

IFRS 2 –Share-based Payment

IFRS 2 –Share-based Payment requires an expense to be recognised where the Group buys goods or services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. The main impact of IFRS 2 on the Group is the expensing of directors' share conversion rights included in the convertible bond program, being a long-term incentive, and expensing the long-term share incentive program of the top- and middle level management personnel (both qualifying as an equity-settled transaction). The Group has applied IFRS 2 retrospectively and has taken advantage of the transitional provisions of IFRS 2 in respect of equity settled awards. As a result, the Group has applied IFRS 2 only to equity settled awards granted after 7 November, 2002 that had not vested on 1 January, 2005.

The effect of the implementation has decreased consolidated current year profit by HUF 1,577 million (HUF 1,298 million in 2004) due to an increase in the employee benefits expenses with a corresponding increase in equity which is taken to retained earnings.

In relation to the introduction of IFRS 2 the Group has revised its accounting policy of short-term (cash based) management incentives. From 2005 it is being expensed during the year of performance, as opposed to the previous practice (expensing in the year of approval). The revision had a positive HUF 1,673 million impact on the current year net profit and a HUF 227 million deferred tax asset has been recognized to reflect the timing difference of the related deductible expense. Comparative periods have been restated accordingly, causing a decrease of HUF 1,408 million in the opening retained earnings and an increase of HUF 616 million in the net profit of 2004.

The effect of the retrospective adoption of IFRS 2 and the revision of the accounting policy of short-term management incentives had a positive impact on basic and diluted EPS for the year 2005. Basic earnings per share increased by HUF 3 from HUF 2,398 to HUF 2,401, and diluted earnings per share increased by HUF 2 from HUF 2,375 to HUF 2,377 for the year 2005. Basic earnings per share decreased by HUF 8 to HUF 2,022, and diluted earnings per share decreased by HUF 7 to HUF 1,998 for the year 2004.

IFRS 3 - Business Combinations, IAS 36 - Impairment of Assets and IAS 38 - Intangible Assets

IFRS 3 applies to accounting for business combinations for which the agreement date is on or after 31 March, 2004. Upon acquisition the Group initially measures the identifiable assets, liabilities and contingent liabilities acquired at their fair values as at the acquisition date hence causing any minority interest in the acquiree to be stated at the minority's proportions of the net fair values of those items. Furthermore, the Group is now only permitted to recognise an existing liability contained in the acquiree's financial statements on acquisition. Previously this type of restructuring provision could be recognised by the acquirer regardless of whether the acquiree had recognised this type of liability or not.

Additionally, the adoption of IFRS 3 and IAS 36 has resulted in termination of annual goodwill amortisation and implementation of testing for impairment annually at cash generating unit level (unless an event occurs during the year which requires the goodwill to be tested more frequently) in respect of these business combinations. The transitional provisions of IFRS 3 have required the Group to eliminate the carrying amount of the accumulated amortisation of HUF 2,024 million with a corresponding entry to goodwill.

In case of acquisitions on or after 31 March, 2004, any excess of the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity over the cost of the business combination are recognized directly in the consolidated income statement. Business combinations prior to 31 March, 2004 have not been restated and negative goodwill on these acquisitions (HUF 27,633 million) has been reclassified into opening retained earnings as of 1 January, 2005.

Moreover, as required by the revised IAS 38, the useful life of intangible assets acquired in a business combination are now assessed at the individual asset level as having either a finite or indefinite life. Where an intangible asset has a finite life, it has been amortised over its useful life. Amortisation years and methods for intangible assets with finite useful lives are reviewed at the earlier of annually or where an indicator of impairment exists. Intangibles assessed as having indefinite useful lives are not amortised, as there is no foreseeable limit to the year over which the asset is expected to generate net cash inflows for the Group. However, intangibles with indefinite useful lives are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

Other International Financial Reporting Standards

In addition to the standards referred to above, the Group has adopted prospectively all new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and mandatory for financial years beginning on 1 January, 2005, except for IAS 21 – The Effects of Changes in Foreign Exchange Rates, which has been early adopted from 1 January, 2004.

Group has not early adopted any IFRS standards where adoption is not mandatory at the balance sheet date. Where transition provisions in IFRS adopted give an entity a choice whether to apply the new standards prospectively or retrospectively (such as IFRS 5) Group has elected to apply the standard prospectively from the date of transition.

Issued but not yet effective International Financial Reporting Standards

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

- IAS 1 (amended 2005) Presentation of Financial Statements
- IAS 19 (amended 2004) Employee Benefits
- IAS 21 (amended 2005) The Effects of Changes in Foreign Exchange Rates
- IAS 39 (amended 2005) Financial Instruments: Recognition and Measurement – The Fair Value Option
- IAS 39 (amended 2005) Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions
- IFRS 4 Insurance Contracts
- IFRS 6 Exploration for and Evaluation of Mineral Resources
- IFRS 7 Financial Instruments: Disclosures
- IFRIC 4 Determining whether an Arrangement contains a Lease
- IFRIC 5 Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC 6 Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of Embedded Derivatives

2.3 Summary of significant accounting policies

i) Presentation Currency

Based on the economic substance of the underlying events and circumstances the functional currency of the parent company and the presentation currency of the Group has been determined to be the Hungarian Forint (HUF).

ii) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of subsidiaries acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the consolidated balance sheet. Any goodwill arising on the acquisition of a foreign subsidiary are treated as an asset of the foreign operation and translated accordingly.

Goodwill is carried at cost less accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. An impairment loss recognised for goodwill is not reversed in a subsequent period.

iii) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with maturity less than three months from the date of acquisition and that are subject to an insignificant risk of change in value.

iv) Trade receivables

Receivables are stated at face value less provision for doubtful amounts.

v) Investments

Investments are classified into the following three categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments acquired principally for the

purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date. These investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the year to maturity. For investments carried at amortised cost, gains and losses are recognised in the consolidated income statement when the investments are derecognised or impaired, as well as through the amortisation process.
After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in income. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to quoted market prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

Purchases and sales of investments are recognized on settlement date which is the date when the asset is delivered to the counterparty.

vi) Financial Instruments

Financial assets and financial liabilities carried on the consolidated balance sheet include cash and cash equivalents marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments (including compound financial instruments) are classified as assets, liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. In case of compound financial instruments the liability component is valued first, with the equity component being determined as a residual value. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

vii) Derivative Financial Instruments

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year as financial income or expense.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and the risks of the embedded derivative are not closely related to the economic characteristics of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- a hybrid (combined) instrument is not measured at fair value with changes in fair value reported in current year net profit.

viii) Hedging

For the purpose of hedge accounting, hedges are classified as

- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss.

For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is remeasured at fair value and gains and losses from both are taken to profit or loss. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profit or loss. The changes in the fair value of the hedging instrument are also recognised in profit or loss.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Cash flow hedges

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

ix) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost of purchased goods, including crude oil and purchased gas inventory, is determined primarily on the basis of weighted average cost. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses including royalty. Unrealisable inventory is fully written off.

x) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost (or the carrying value of the assets determined as of 1 October, 1991) less accumulated depreciation, depletion and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Estimated decommissioning and site restoration costs are capitalized either upon initial recognition or at the time when decision on decommissioning is made. Changes in estimates adjust the carrying amount of assets. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhead costs (except from periodic maintenance costs), are normally charged to income in the period in which the costs are incurred. Periodic maintenance costs are capitalized as a separate component of the related assets.

Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets is available for use.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xiv) below.

xi) Intangible Assets

Intangible assets acquired separately are capitalised at cost and from a business acquisition are capitalised at fair value as at the date of acquisition. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably.

Following initial recognition, the cost model is applied to the class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Amortisation is charged on assets with a finite useful life over the best estimate of their useful lives using the straight line method. The amortisation period and the amortisation method are reviewed annually at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. Intangible assets are tested for impairment annually either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable are made on a prospective basis.

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Following the initial recognition of the development expenditure the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. Costs in development stage can not be amortized. The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xiv) below.

xii) Depreciation, Depletion and Amortisation

Depreciation of each component of intangible assets and property, plant and equipment is computed on a straight-line basis over the following rates:

Software	20 – 33%
Buildings	2 – 10%
Refineries and chemicals manufacturing plants	8 – 25%
Gas and oil storage and transmission equipment	2 – 14.5%
Petrol service stations	4 – 20%
Telecommunication and automatisation equipment	10 – 33%

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual field or field-dedicated transport system using the unit of production method, based on proved and developed, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Transport systems used by several fields and other assets are calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less. Cushion gas, which is needed to keep the storage caves workable and thus cannot be extracted during operations are non-depreciable, as their value can be recovered at the end of life of the storage caves. Periodic maintenance costs are depreciated until the next similar maintenance takes place.

The useful life and depreciation methods are reviewed at least annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

xiii) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statement for items of property, plant and equipment and intangibles carried at cost. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The fair value is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts

are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or written back, fully or partially, as required.

xiv) Method of Accounting for Exploration and Development Costs of Oil and Gas Reserves

Exploration and development costs of oil and gas reserves are accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalised as intangible assets. When proved reserves of oil and gas are determined and development is approved, the relevant expenditure is transferred to land and buildings. Unproved properties are assessed regularly and any impairment in value is recognised. Exploration costs other than the costs of drilling exploratory wells are expensed as incurred. Unsuccessful exploratory wells are expensed when determined to be non-productive. Geological and geophysical exploration costs are charged against income as incurred.

xv) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortisation process, except to the extent they are capitalized as borrowing costs.

xvi) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Provision for Redundancy

The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the consolidated balance sheet when the workforce reduction program is defined, announced and the conditions for its implementation are met.

Provision for Environmental Expenditures

Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. *Immediate provision is made for expenditures that relate to an existing condition caused by past operations and that* do not contribute to current or future earnings in order to recognise the cost in the year when they are identified. Measurement of liabilities is based on current legal requirement and existing technology. Provision for environmental contingency is established when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

Provision for Field Operation Suspension Liabilities

The Company records a provision upon initial recognition for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price levels.

Provision for Retirement Benefits

The Group operates three defined long-term employee benefit programmes. None of these schemes requires contribution to be made to separately administered funds. The cost of providing benefits under those plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and

losses are recognised as income or expense immediately. Past service costs, resulting from the introduction of, or changes to the defined benefit scheme are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

xvii) Share-based payment transactions

Certain employees (including directors and managers) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by generally approved option pricing models (usually by the Black-Scholes formula). In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the parent company ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the Group at that date, based on the best available estimate of the number of equity instruments that will ultimately vest.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

xviii) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Initial direct costs incurred in negotiating a finance lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

xix) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the years necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

xx) Reserves

Reserves shown in the consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the company-only statutory earnings of MOL Plc

Translation reserves

The translation reserve is used for translation differences arising on consolidation of financial statements of foreign entities. Exchange differences arising on a monetary item that, in substance, forms part of the company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Upon disposal of the corresponding assets, the cumulative revaluation or translation reserves are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

Hedging reserves

The hedging reserve includes the cumulative net change in the fair value of effective cash flow hedges.

Equity component of compound debt instruments

Equity component of compound debt instruments includes the residual amount of the proceeds from the issuance of the instrument above its liability component, which is determined as the present value of future cash payments associated with the instrument. Equity component of compound debt instruments is recognized when the Group becomes party to the instrument.

xxi) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to share premium.

xxii) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xxiii) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. In particular, natural gas sales are recognised on the basis of gas delivered calculated at the regulated prices in force at the time when the sale was made. Regulated prices are determined partially on the basis of projected sales and expenses and differences between actual and projected figures are adjusted in subsequent regulatory periods. In addition, the timing and extent of acknowledgement of costs in the rate setting process may not be exactly the same as in the statutory or IFRS financial statements of the Company. No costs or revenues have been accrued or deferred in the consolidated financial statements related to this difference.

Interest is recognised on a time-proportionate basis that reflects the effective yield on the related asset.

Dividends due are recognised when the shareholder's right to receive payment is established.

Changes in the fair value of derivatives not qualifying for hedge accounting are reflected in income in the period the change occurs.

xxiv) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxv) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.

xxvi) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated income statement in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange differences on trade receivables and payables are included in operating profit, while foreign exchange differences on borrowings are recorded as financial income or expense.

Financial statements of foreign entities are translated at year end exchange rates with respect to the balance sheet, and at the weighted average exchange rates for the year with respect to the income statement. All resulting translation differences are included in the translation reserve of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation shall be recognised in the income statement.

xxvii) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period.

The calculation of diluted earnings per share is consistent with the calculation of basic earnings per share while giving effect to all dilutive potential ordinary shares that were outstanding during the period, that is:

- the net profit for the period attributable to ordinary shares is increased by the after tax amount of dividends and interest recognised in the period in respect of the dilutive potential ordinary shares and adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential ordinary shares.
- the weighted average number of ordinary shares outstanding is increased by the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

xxviii) Segmental Disclosure

For management purposes the Group is organised into four major operating business units: Exploration and Production, Refining and Marketing, Natural Gas and Petrochemicals. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, Central Europe.

xxix) Contingencies

Contingent liabilities are not recognised in the consolidated financial statements unless they are acquired in a business combination. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

2.4 Significant accounting judgments and estimates

Critical judgements in applying the accounting policies

In the process of applying the accounting policies, which are described in note 2.3 above, management has made the certain judgements that have significant effect on the amounts recognised in the financial statements (apart from those involving estimates, which are dealt with below). These are detailed in the respective notes, however, the most significant judgements relate to:

- Scope of environmental and field abandonment provision
- Tax holidays in forthcoming years and the availability of taxable income against which deferred tax assets can be recognized
- Outcome of certain litigations
- Actuarial judgments applied for calculation of retirement benefit obligations
- Application of Successful Efforts method of accounting for exploration projects

Sources of estimate uncertainty

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the Notes thereto. Although these estimates are based on the management's best knowledge of current events and actions, actual results may defer from those estimates. These are detailed in the respective notes, however, the most significant estimates relate to the following:

- Calculation the fair values of financial instruments
- Determination of useful lives of property, plant and equipments
- Quantification and timing of environmental and field abandonment liabilities
- Impairment of tangible assets and goodwill

3 Intangible assets

	Rights HUF million	Software HUF million	Exploration costs HUF million	Goodwill HUF million	Negative goodwill HUF million	Total HUF million
At 1 January, 2004						
Gross book value	143	39,391	13,473	4,995	(490)	57,512
Accumulated amortization and impairment	(107)	(22,580)	(4,939)	(1,123)	397	(28,352)
Net book value	**36**	**16,811**	**8,534**	**3,872**	**(93)**	**29,160**
Year ended 31 December, 2004						
▹ additions	76	3,803	5,436	-	-	9,315
▹ acquisition of subsidiary and minority interest	10	11	1,888	3,509	(29,509)	(24,091)
▹ amortization for the year	(44)	(6,099)	(175)	(901)	1,315	(5,904)
▹ impairment	-	(66)	(2,225)	-	-	(2,291)
▹ reversal of impairment	-	9	-	-	-	9
▹ disposals	-	-	(126)	-	-	(126)
▹ exchange adjustment	(2)	1	(396)	(26)	654	231
▹ transfers	731	(1,345)	(288)	-	-	(902)
Closing net book value	**807**	**13,125**	**12,648**	**6,454**	**(27,633)**	**5,401**
At 31 December, 2004						
Gross book value	3,238	37,950	19,866	8,478	(29,362)	40,170
Accumulated amortization and impairment	(2,431)	(24,825)	(7,218)	(2,024)	1,729	(34,769)
Net book value	**807**	**13,125**	**12,648**	**6,454**	**(27,633)**	**5,401**
Year ended 31 December, 2005						
▹ Effect of IFRS 3 – Transfer of negative goodwill to retained earnings	-	-	-	-	27,633	27,633
Opening net book value as restated	807	13,125	12,648	6,454	-	33,034
▹ additions	3,331	6,807	4,187	-	-	14,325
▹ acquisition of subsidiary and minority interest	-	-	551	4,638	-	5,189
▹ amortization for the year	(257)	(2,864)	-	-	-	(3,121)
▹ impairment	-	(14)	(4,913)	-	-	(4,927)
▹ reversal of impairment	-	12	-	-	-	12
▹ disposals	-	(24)	-	-	-	(24)
▹ exchange adjustment	82	114	382	12	-	590
▹ transfers	(85)	242	(4,495)	-	-	(4,338)
Closing net book value	**3,878**	**17,398**	**8,360**	**11,104**	**-**	**40,740**
At 31 December, 2005						
Gross book value	6,698	49,155	10,898	11,104	-	77,855
Accumulated amortization and impairment	(2,820)	(31,757)	(2,538)	-	-	(37,115)
Net book value	**3,878**	**17,398**	**8,360**	**11,104**	**-**	**40,740**

Goodwill

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of goodwill had been allocated as follows:

	Net book value before impairment HUF million	Impairment HUF million	2005 Net book value HUF million	Net book value before impairment HUF million	Impairment HUF million	2004 Net book value HUF million
Refining and Marketing	**10,538**	**-**	**10,538**	**5,887**	**-**	**5,887**
▹ Roth Heizöle GmbH	6,024	-	6,024	5,887	-	5,887
▹ MOL RoComert s.r.l.	4,514	-	4,514	-	-	-
Petrochemicals	**566**	**-**	**566**	**567**	**-**	**567**
▹ TVK Rt.	477	-	477	477	-	477
▹ TVK Polska Sp.Zoo.	89	-	89	90	-	90
Total goodwill	**11,104**	**-**	**11,104**	**6,454**	**-**	**6,454**

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

At 31 December, 2005 goodwill of HUF 6,024 million was allocated to the wholeasale activities of Roth Group operating mainly on the Austrian wholesale market, forming a separate cash-generating unit within Refining and Marketing business segment. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 3%. This rate does not exceed the average long-term growth rate for the relevant Austrian markets. The rates used to discount the forecast cash flows reflecting risks specific to the Refining and Marketing segment vary between 9% and 10% in case of years considered.

At 31 December, 2005 goodwill of HUF 4,514 million was allocated to the retail activities of MOL RoComert (former Shell Romania, acquired in April 2005, see Note 5) operating on the Romanian retail, lubricants and wholesale markets. Cash-generating units for goodwill allocation purposes are the 59 filling stations owned by the entity. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years for each filling station and extrapolates cash flows for the residual useful lives of the filling stations. The rates used to discount the forecast cash flows reflecting risks specific to retail activities vary between 7.8% and 9.5% in the years considered.

Exploration expenses

In addition to the capitalised exploration expenses shown above, a further HUF 11,493 million and HUF 8,547 million exploration expense incurred in 2005 and 2004, respectively. Consistent with the successful effort method of accounting they were charged to various operating cost captions of the consolidated income statement as incurred.

Intangible assets with indefinite useful life

MOL Group has no intangible assets with indefinite useful life other than goodwill.

4 Property, plant and equipment, net

	Land and building HUF million	Machinery and equipment HUF million	Other machinery and equipment HUF million	Construction in progress HUF million	Total HUF million
At 1 January, 2004					
Gross book value	715,402	640,166	66,767	137,367	1,559,702
Accumulated depreciation and impairment	(263,645)	(392,251)	(47,855)	-	(703,751)
Net book value	**451,757**	**247,915**	**18,912**	**137,367**	**855,951**
Year ended 31 December, 2004					
▹ additions and capitalizations	60,932	92,830	6,975	166,717	327,454
▹ depreciation for the year	(31,968)	(55,710)	(5,192)	-	(92,870)
▹ impairment	(4,567)	(918)	(68)	(626)	(6,179)
▹ reversal of impairment	236	45	-	73	354
▹ acquisition of subsidiary	2,825	2,129	51	2,812	7,817
▹ disposals	(2,711)	(247)	(124)	(748)	(3,830)
▹ exchange adjustment	(2,639)	(696)	(48)	(255)	(3,638)
▹ transfer and capitalizations	1,704	866	(1,552)	(161,008)	(159,990)
Closing net book value	**475,569**	**286,214**	**18,954**	**144,332**	**925,069**
At 31 December, 2004					
Gross book value	773,223	727,107	62,844	144,332	1,707,506
Accumulated depreciation and impairment	(297,654)	(440,893)	(43,890)	-	(782,437)
Net book value	**475,569**	**286,214**	**18,954**	**144,332**	**925,069**
Year ended 31 December, 2005					
▹ additions and capitalizations	184,894	171,631	7,297	194,879	558,701
▹ depreciation for the year	(32,525)	(61,155)	(5,638)	-	(99,318)
▹ impairment	(13,638)	(1,128)	(702)	(666)	(16,134)
▹ reversal of impairment	2,033	43	1	16	2,093
▹ acquisition of subsidiary	11,991	1,375	866	10,083	24,315
▹ disposals	(4,337)	(324)	(55)	(150)	(4,866)
▹ exchange adjustment	11,925	8,500	184	595	21,204
▹ transfer and capitalizations	2,139	1,904	(31)	(302,323)	(298,311)
Closing net book value	**638,051**	**407,060**	**20,876**	**46,766**	**1,112,753**
At 31 December, 2005					
Gross book value	961,488	904,308	72,244	46,991	1,985,031
Accumulated depreciation and impairment	(323,437)	(497,248)	(51,368)	(225)	(872,278)
Net book value	**638,051**	**407,060**	**20,876**	**46,766**	**1,112,753**

When capital projects are completed the carrying value is transferred out of construction in progress and treated as an addition in the respective asset category.

Changes in accounting policies

According to the requirements of IAS 16 – Property, Plant and Equipment, periodic maintenance costs related to production facilities are capitalized from 1 January, 2005. These costs were expensed in prior periods. The effect of the implementation has increased consolidated current year profits by HUF 5,865 million.

Changes in estimates

As required by the same standard the Group has performed an annual revision of useful lives of property, plant and equipment and intangibles, resulting in a HUF 8,777 million increase in the consolidated current year profits, net of deferred tax.

Impairment

In 2005 impairment expenses of HUF 7,519 million were recorded with respect to the revised field abandonment provision for maturing and suspended fields (see Note 16) and HUF 3,558 million relating to certain filling stations to be decommissioned or with below-average throughput in Hungary, Slovakia and Romania.
In 2004 impairment expenses of HUF 2,721 million were recorded relating to certain filling stations mainly in Slovakia.

Leased assets

Property, plant and equipment includes machinery acquired under finance leases:

	2005 HUF million	2004 HUF million
Cost	687	788
Accumulated depreciation	(370)	(362)
Net book value	**317**	**426**

Borrowing Costs

Property, plant and equipment include borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of HUF 4,074 million and nil in 2005 and 2004, respectively. The applicable capitalisation rate was 8.4% in 2005. The applicable rate was 0% in 2004, since the foreign exchange gain recognized on borrowings exceeded the amount of interests and other charges.

Cushion gas transaction

On 22 December, 2005 MOL Földgáztároló Rt. (Storage) signed an agreement with the Ministry of Economy and Transport on the transfer of ownership of approximately three billion cubic meters of cushion gas for HUF 60 billion. The majority of cushion gas, necessary for the normal operation of the underground gas storage business, has previously been owned by the Hungarian State. After the closing of the transaction, MOL Storage became the owner of all of the cushion gas, which is necessary for the operation of the four largest underground gas storage facilities. MOL Storage guarantees to the Hungarian State that it will not produce the cushion gas obtained during the transaction for 16 years. In return, the Hungarian State guarantees a return to MOL Storage equivalent to its Group return target. Cushion gas acquired has been recorded among Land and Buildings in the consolidated balance sheet.

Pledged Assets

Assets at an aggregate net book value of HUF 12,901 million have been pledged as collateral for loans taken out by TVK Erőmű Kft. as of 31 December, 2005. MOL Group had no pledged assets as of 31 December, 2004.

5 Investments in consolidated companies and joint ventures

Company name	Country	Range of activity	Ownership 2005	Ownership 2004
Exploration and Production				
BHM OIL-Invest Ltd	Cyprus	Exploration investment management	100%	100%
Surgut Trading Ltd	Russia	Trade of oil products	50%	-
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
MOL CIS Ltd	Cyprus	Exploration investment management	100%	100%
ZMB Ltd (joint venture)	Russia	Exploration and production of foreign natural gas and oil fields	50%	50%
SHM Seven Ltd (former MOL Greece Ltd)	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	100%
RUSI Ltd	Cyprus	Exploration financing	100%	100%
MOL Caspian Ltd	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	100%
Ural Group Ltd (joint venture)	British Virgin Island	Exploration and production of foreign natural gas and oil fields	28%	23%
Ural Oil Group Ltd (joint venture)	Kazakhstan	Exploration and production of foreign natural gas and oil fields	28%	23%
MOL Pakistan Ltd	Netherlands	Exploration and production of foreign natural gas and oil fields	100%	100%
MOL Syria Ltd	Netherlands	Exploration and production of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd	Cyprus	Exploration and production of foreign natural gas and oil fields	100%	100%
UBA Services Ltd	Cyprus	Exploration investment management	100%	100%
Natural Gas				
MOL Földgázellátó Rt.	Hungary	Natural gas supply and trading	100%	100%
MOL Földgázszállító Rt.	Hungary	Natural gas transmission	100%	100%
MOL Földgáztároló Rt.	Hungary	Natural gas storage	100%	100%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%
Refining and Marketing				
Intermol d.o.o.	Serbia	Retail trade of fuels and lubricants	100%	a)
Mineralkontor GmbH	Germany	Trade of oil products	74%	74%
MOL-LUB Kft.	Hungary	Production and trade of lubricants	100%	100%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	100%	100%
MOL Romania PP s.r.l.	Romania	Retail trade of fuels and lubricants	100%	100%
MOL RoComert s.r.l.	Romania	Retail trade of fuels and lubricants	100%	-
MOL Slovenija d.o.o.	Slovenia	Retail trade of fuels and lubricants	100%	100%
Moltrans Kft.	Hungary	Transportation	100%	100%
MOLTRADE Mineralimpex Rt.	Hungary	Importing and exporting energetical products	100%	100%

Company name	Country	Range of activity	2005	2004
Refining and Marketing				
Terméktároló Rt.	Hungary	Oil product storage	74%	74%
Roth Heizöle GmbH	Austria	Trading of oil products	75%	75%
Alpenkohle Mineralölhandels GmbH	Austria	Trading of oil products	75%	75%
Egon von Lenz GmbH	Austria	Trading of oil products	75%	75%
Heizöl Blitz Stadler GmbH (joint venture)	Austria	Trading of oil products	15%	15%
Rumpold Energie & Brennstoffhandels GmbH	Austria	Trading of oil products	75%	75%
Slovnaft a.s.	Slovakia	Refinery and marketing of oil and petrochemical products	98%	98%
Apollo Oil and Rohstoffhandels GmbH	Austria	Trading of crude oil	66%	66%
MOL Slovensko s.r.o	Slovakia	Wholesale trade	98%	98%
Slovnaft Ceska Republika s.r.o	Czech Republic	Wholesale and retail	98%	98%
Slovnaft Montáže a opravy a.s.	Slovakia	Repairs and maintenance	98%	98%
Slovnaft Polska S.A.	Poland	Wholesale and retail	98%	98%
Slovnaft Trans a.s.	Slovakia	Transport	98%	98%
Slovnaft VÚRUP a.s.	Slovakia	Research & development	98%	98%
Slovnaft Ukrajina s.r.o.	Ukraine	Wholesale trade	88%	88%
Ukrslovnaft	Ukraine	Retail trade	83%	83%
SWS s.r.o.	Slovakia	Transport support services	50%	50%
Petrochemicals				
TVK Rt.	Hungary	Petrochemical production and trading	52%	52%
TVK Austria GmbH	Austria	Wholesale and retail trade	27%	27%
TVK Erőmű Kft.	Hungary	Power plant	14%	14%
TVK Inter-Chemol GmbH	Germany	Wholesale and retail trade	52%	52%
TVK Italia Srl.	Italy	Wholesale and retail trade	52%	52%
TVK France S.a.r.l. (former TVK-MOL-Chem S.a.r.l.)	France	Wholesale and retail trade	52%	52%
TVK Polska Sp.Zoo.	Poland	Wholesale and retail trade	52%	a)
TVK UK Ltd	England	Wholesale and retail trade	52%	52%
Slovnaft Petrochemicals s.r.o.	Slovakia	No activities at present	98%	-
Corporate and other				
EMS Management Services Ltd.	Cyprus	Management services	100%	a)
Explant Kft.	Hungary	Maintenance services	100%	100%
Hermész Kft.	Hungary	Consultancy	100%	100%
MOL Reinsurance Ltd	Cyprus	Captive insurance	100%	100%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Slovnaft Rekreacentrum a.s.	Slovakia	Operation of recreation facilities	98%	98%
TVK Ingatlankezeő Kft.	Hungary	Real estate management	52%	52%

a) Recorded as other investments in 2004

Gas business sales

On 4 November, 2004 binding agreements have been signed by MOL and E.ON Ruhrgas International (ERI) on the partial sale of the mid-stream gas business of the Group. Following the EU approval in December 2005, MOL and ERI agreed on the closing conditions on 12 January, 2006. Consequent to the terms of the binding agreements, MOL Földgázellátó Rt. (Wholesale, Marketing and Trading), as well as MOL Földgáztároló Rt. (Storage) qualify for discontinuing operations (see Note 32).

TVK Group

As of 1 January, 2005 TVK Group fully consolidated TVK Erőmű Kft, which was established in order to supply steam and electricity to the facilities of TVK Rt. The ownership of TVK Rt. is 26% and based on the syndicate agreement between the owners TVK Rt. has the power to govern the financial and operating policies of TVK Erőmű Kft. once it has reached operation phase. In accordance with IAS 27 TVK Erőmű Kft. is considered as Special Purpose Entity and fully consolidated in 2005. In 2004 TVK Group proportionally consolidated TVK Erőmű Kft., using the 26% ownership of TVK Rt. No restatement was made in connection with change in the method of consolidation of TVK Erőmű Kft.

ZMB Joint Venture

On 14 September, 2005 OAO RussNeft, an integrated Russian oil company became the new partner of MOL in the ZMB project, following the exit of the former partner and obtaining the approval of the Federal Antimonopoly Service of the Russian Federation for the acquisition of the 50% interest. All contractual conditions in the Joint Venture remained unchanged. During 2005 MOL has invested USD 19.1 million, in line with the capital expenditure schedule. The project has contributed HUF 11,668 million to the net profit of the Group in 2005.

The group's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December, 2005 and 2004 and for the years then ended:

	2005 HUF million	2004 HUF million
Current assets (net of provision of HUF 8,033 million in 2004)	24,733	7,387
Non-current assets	26,096	24,051
	50,829	**31,438**
Current liabilities	5,056	4,307
Non-current liabilities	3,009	2,332
	8,065	**6,639**
Net assets	**42,764**	**24,799**
Net sales	27,645	38,192
Cost of sales	(3,044)	(9,334)
Other expenses	(9,283)	(23,284)
Financial (expense) / income, net	(17)	(1)
Profit before income tax	15,301	5,573
Income tax expense	(3,633)	(3,064)
Net profit	**11,668**	**2,509**

Fedorovsky exploration project

On 30 June, 2004 MOL (through its 100%-owned subsidiary, MOL Caspian) acquired a 22.5% share in the Fedorovsky production block, located in North Western Kazakhstan. The three party consortium included MOL, American First International Oil Company (FIOC) each with 22.5% shares and Avery Worldwide Limited with the remaining stake. MOL is acting as operator from February 2005, during the exploration phase. At that time Avery sold all of its shares to Exploration Venture Limited from which MOL has acquired a further 5% share in the Block for HUF 729 million. The project consists of two exploration structures, Zhaik and Zharsuat, of which further exploration of Zhaik 1 well was suspended at 30 September, 2005 due to mechanical limitations to produce commercial volumes. As a consequence, previously capitalized exploration costs of HUF 2,107 million have been impaired.

The group's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements, are as follows at 31 December, 2005 and 2004 representing 27.5% and 22.5% share:

	2005 HUF million	2004 HUF million
Current assets	701	140
Non-current assets	1,537	1,848
	2,238	**1,988**
Current liabilities	834	53
Non-current liabilities (including present value of deferred payment obligation)	11	1,375
	845	**1,428**
Net assets	**1,393**	**560**

Net sales	192	-
Material type expenses	(276)	(4)
Personal type expenses	(82)	-
Depreciation, depletion and amortization	(2,111)	(174)
Other operating expenses	(277)	(152)
Financial income/(expense), net	(636)	43
Loss before income tax	(3,190)	(287)
Income tax expense	-	-
Net loss	**(3,190)**	**(287)**

Roth Group

As of 27 September, 2004 MOL acquired 74.99% ownership interest in Roth Heizöle GmbH and its subsidiaries from Roth and Rossi Foundations and established an option structure for the remaining stake. The identification of all assets, liabilities and contingent liabilities, and the determination of their fair values which was in progress as of 31 December, 2004 has been finalized and do not differ materially from the book values recognized by Roth Group. The fair values of the assets and liabilities of the Roth Group as of the acquisition date were as follows:

	Fair value of net assets HUF million
Intangible assets	11
Property, plant and equipment	1,229
Investments	54
Inventories	684
Trade receivables	5,612
Other current assets	761
Cash and cash equivalents	1,612
Long-term debt, net of current portion	(24)
Trade and other payables	(4,165)
Provision for liabilities	(141)
Other short-term liabilities	(3,168)
Current portion of long-term debt	(2,882)
Fair value of net assets	**(417)**
Goodwill arising on acquisition	**5,962**

Consideration relating to the acquisition consisted of the following:

	HUF million
Cost associated with the acquisition	5,545
Total consideration	**5,545**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	1,612
Cash paid	(5,545)
Net cash outflow	**(3,933)**

Romanian retail network expansion

On 23 November, 2004 MOL has signed an agreement with Shell Group for the acquisition of 100% of the shares of Shell Romania s.r.l. The deal includes a network of 59 retail service stations geographically spread across Romania and wholesale trade of oil products and lubricants. The completion, following regulatory approvals took place as of 1 April, 2005. Since that date, the company has been renamed to MOL RoComert s.r.l.

The fair values of the identifiable assets and liabilities of Shell Romania s.r.l. as of 1 April, 2005 were as follows:

	Fair values HUF million	Carrying values HUF million
Intangible assets	134	134
Property, plant and equipment	12,110	10,881
Other non current assets	1	1
Inventories	2,246	2,017
Trade receivables	2,339	2,757
Other current assets	72	72
Cash and cash equivalents	2,485	2,485
Trade and other payables	(1,355)	(1,136)
Provision for liabilities	(126)	(118)
Other short-term liabilities	(25)	(25)
Fair value of net assets	**17,881**	
Goodwill arising on acquisition	**4,638**	

Consideration relating to the acquisition consisted of the following:

	HUF million
Cost associated with the acquisition	22,519
Total consideration	**22,519**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	2,485
Cash paid	(22,519)
Net cash outflow	**(20,034)**

Goodwill arising on the acquisition reflects the premium paid for the country-wide retail network established by Shell Group, as well as the expected synergies from the integrated Romanian operations. From the date of acquisition, MOL RoComert has contributed HUF 846 million to the net profit of the Group.

Other Central-European retail network expansion

Additionally, on 14 December, 2005, Intermol, a 100% Serbian subsidiary of MOL opened its first Serbian filling station located in Beograd. It is the first step in the implementation of the retail development strategy planned for 2006-2010 in this country. The strategy envisages the significant enlargement of the regional retail network and the realization of a 15 per cent market share in Serbia-Montenegro and Bosnia-Herzegovina till 2010. As a consequence, Intermol has been fully consolidated as of 1 January, 2005.

6 Other investments

i) Investments in associated companies

Company name	Country	Activity	Ownership 2005	Ownership 2004	Net book value of investment 2005 HUF million	Net book value of investment 2004 HUF million
INA Group	Croatia	Integrated oil and gas company	25.0%	25.0%	124,207	112,827
Panrusgáz Rt.	Hungary	Natural gas trading	50.0%	50.0%	742	626
Messer Slovnaft s.r.o	Slovakia	Production of technical gas	48.0%	48.0%	660	617
Villas Hungária Kft.	Hungary	Bitumen production	40.0%	40.0%	254	254
IN-ER ErőműKft.	Hungary	Planning power plants	30.0%	30.0%	159	156
Tűzoltó és Műszaki Mentő Kft.	Hungary	Fire and technical rescue services	46.0%	46.0%	114	113
Messer MOL Gáz Kft.	Hungary	Production of technical gas	25.0%	25.0%	108	92
VIBA-TVK Kft.	Hungary	Petrochemical production	21.0%	21.0%	73	73
Chémia Bratislava a.s.	Slovakia	Services	49.0%	49.0%	29	337
Other associated companies					8	10
Total					**126,354**	**115,105**

The Group's interest in its material associate was as follows:

	Functional currency	Assets HUF million	Liabilities HUF million	Total operating income HUF million	Profit/(Loss) HUF million
2005					
INA Group	HRK	199,584	75,336	181,123	4,393
2004					
INA Group	HRK	167,881	55,010	154,918	7,601

ii) Investments in other companies

Company name	Ownership 2005	Ownership 2004	Net book value of investment 2005 HUF million	Net book value of investment 2004 HUF million
Intermol d. o. o	a)	100.0%	a)	2,028
Aka Holding Rt.	b)	1.5%	b)	360
MOL Agram (c)	100.0%	100.0%	170	257
AGIP Hungária Rt.	0.6%	0.6%	56	54
Danuoil	37.5%	37.5%	55	54
Other (investments with individual net book value below HUF 50 million)			205	309
Total			**486**	**3,062**

a) Consolidated in 2005

b) Investment available for sale

c) Not consolidated as immaterial

7 Other non-current assets

	2005 HUF million	2004 HUF million
Prepaid mining royalty	20,000	-
Net receivable from currency risk hedging derivatives (see Note 27 iv)	4,380	10,029
Advance payments for assets under construction	1,288	3,935
Loans given	4,695	2,574
Total	**30,363**	**16,538**

Mining royalty of HUF 20,000 million has been prepaid for fixation of the level of mining royalty payable in the future and for the extension of exploration rights at certain Hungarian upstream concession. The amount is going to be amortized to profit and loss during the 15-year period of the underlying contract starting in January, 2006.

8 Inventories

	2005 At cost HUF million	2005 Lower of cost or net realisable value HUF million	2004 At cost HUF million	2004 Lower of cost or net realisable value HUF million
Purchased natural gas	81,774	81,774	58,675	58,675
Work in progress and finished goods	129,448	129,223	71,735	71,657
Other raw materials	24,610	23,484	23,971	23,054
Purchased crude oil	20,748	20,748	12,322	12,322
Other goods for resale	10,289	9,756	6,742	6,742
Total	**266,869**	**264,985**	**173,445**	**172,450**

9 Trade receivables, net

	2005 HUF million	2004 HUF million
Trade receivables	298,779	233,040
Provision for doubtful receivables	(9,431)	(14,090)
Total	**289,348**	**218,950**

The provision for doubtful receivables includes HUF 5,231 million and HUF 8,033 million for overdue receivables of the ZMB joint venture in respect of crude oil sales to Yukos as of 31 December, 2005 and 2004, respectively.

10 Investments

	2005 HUF million	2004 HUF million
Investments held to maturity (zero-coupon treasury notes)	159	-
Investments available for sale	360	-
Total	**519**	**-**

11 Other current assets

	2005 HUF million	2004 HUF million
Prepaid and recoverable taxes and duties	40,157	32,705
Prepaid excise taxes	6,652	7,811
Bills of exchange receivable	4,433	-
Prepaid expenses and accrued income	2,951	2,557
Receivables from exploration partners	2,042	1,184
Prepaid rent	1,898	1,513
Advances to suppliers	1,795	1,153
Receivables from municipalities	1,305	100
Receivables from employees	635	349
Loans receivable	405	429
Interest receivable	118	879
Receivables from foreign exchange forward transactions	93	145
Advance payments for inventories	75	-
Net receivable from cross currency risk hedging derivatives (see Note 27 ii)	74	-
Restricted bank deposit	-	2,251
Other	3,004	2,893
Total	**65,637**	**53,969**

12 Cash and cash equivalents

	2005 HUF million	2004 HUF million
Cash at bank – HUF	20,323	21,878
Cash at bank – EUR	15,897	14,798
Cash at bank – USD	11,191	4,244
Cash at bank – SKK	6,683	24,961
Cash at bank – CZK	973	5,001
Cash at bank – PLN	756	10,600
Cash at bank – other currencies	4,900	5,473
Cash equivalents	874	-
Cash on hand – HUF	1,604	1,001
Cash on hand – other currencies	969	170
Total	**64,170**	**88,126**

13 Share capital

As of 31 December, 2005, the issued share capital is HUF 108,985 million, consisting of 108,984,671 series "A", one series "B" and 578 series "C" shares. As of 31 December, 2004, the issued share capital is HUF 108,619 million, consisting of 108,618,197 series "A", one series "B" and 578 series "C" shares.

Outstanding share capital as of 31 December, 2005 and 2004 is HUF 94,020 million and HUF 94,634 million, respectively.

Ordinary shares of the series "A" have a par value of HUF 1,000 and ordinary shares of the series "C" have a par value of HUF 1,001. Every "A" class share with a par value of HUF 1,000 each (i.e. one thousand forint) entitles the holder thereof to have one vote and every "C" class share with a par value of 1,001 each (i.e. one thousand one forint) entitles the holder to have one and one thousandth vote, with the following exceptions. No shareholder or shareholder group may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian Privatization and State Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares.

Series "B" share is a voting preference share with a par value of HUF 1,000 that entitles the holder thereof to preferential rights as specified in the present Articles of Association. The "B" series share is owned by APV Rt., exercising ownership rights on behalf of the Hungarian State. The "B" series share entitles its holder to one vote in accordance with its nominal value, except as follows:

The holder of the "B" series share shall exercise 50% plus one vote in the election or dismissal of one member of the Board of Directors identified by name, and one member of the Supervisory Board identified by name, irrespective of the amount of voting equity present at the general meeting.

The supporting vote of the holder of "B" series of share is required to adopt decisions in the following matters:
- decision on the transformation of the Company and termination of it without legal successor as well as changing the operational form of the Company;
- decision on alteration of the rights attached to specific share categories, or issuing new share categories, or amending Articles of Association, provided that this may affect rights attached to the "B" series of share;
- decision on amending certain provisions of Articles of Association;
- decision on transferring control over the crude oil refineries of the Company located in Százhalombatta or Tiszaújváros;

- decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote.

Based on the authorization granted in the Articles of Association the Board of Directors is entitled to increase the share capital until 27 April, 2010 in one or more installments by not more than 15 % of the share capital effective, and the total amount of such capital increase shall not exceed HUF 16,292,816,486. The Board of Directors is entitled to increase the share capital through private placement of new shares within the time and value limits set in this authorization exclusively for the purposes of implementation of its strategic goals through exchange of shares or as consideration for the acquisition of shares and/or assets of other companies.

Based on the authorization granted in the Articles of Association the Board of Directors is entitled to conditionally increase the share capital until 1 September, 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of convertible bonds convertible into series (or to the supplanter of these series) of registered ordinary "A" shares for the purpose of the implementation of the Company's long-term incentive scheme. On the basis of the aforementioned authorizations until 31 December, 2005 shares with a par value of HUF 757,854,000 and until 31 December, 2004 shares with a par value of HUF 391,380,000 were issued.

In March 2004 MOL repurchased 1,180,548 series "A" shares from Slovintegra and Slovbena on prevailing market prices. On 23 December, 2005 MOL, the Slovintegra-Slovbena ("SISB") shareholder group, BNP Paribas SA ("BNP") signed an agreement whereby MOL has appointed BNP to exercise its call option on shares held by SISB, and BNP exercises its option to purchase 7,552,874 "A" series MOL shares from SISB. Following completion of the transaction, MOL received an American call option on 7,552,874 "A" series MOL shares from BNP, in addition to BNP will receive a European put option on the same number of MOL shares from MOL. For both options the expiration date is 18 December, 2006 and the exercise price is HUF 7,645 per share. The exercise price was based on option agreements concluded between MOL and SISB in November 2002. The increase in the corresponding liability of HUF 11,876 million has been recognized in equity.

Following the 28 December, 2005 closing of the public bid for all "C" series MOL shares made on 27 December, 2005, called one day earlier, MOL acquired 209 "C" series shares at HUF 20,000 per share. As a results of the transaction MOL became the owner of all, 578 "C" series MOL shares.

On 1 December, 2005 MOL signed call option agreement with APV Rt. (State Privatisation and Holding Company). According to the agreement, MOL is entitled to purchase 10,898,525 "A" Series MOL shares (representing 10% of MOL's registered capital) owned by APV Rt. during two option periods between 10 and 30 December, 2005 and between 1 May and 27 October, 2006. During the first option period, MOL was entitled to purchase 3,269,558 „A" Series shares, which has not been exercised, whereas in the second option period the option right can be exercised for all shares. If the option is exercised, the purchase price to be paid is the higher of the weighted average price of MOL shares for 90 trading days on the Budapest Stock Exchange prior to the signing or the exercise of the option. If MOL exercises the call option, it undertakes selling restrictions on the shares purchased until 31 December, 2015. Cost of HUF 692 million associated with the transaction was recognised directly in equity.

Series "A" and "B" shares	Number of shares issued	Number of treasury shares	under repurchase obligation	Number of shares outstanding	Authorised number of shares
31 December, 2003	**98,400,001**	**(3,107,558)**	**(2,164,548)**	**93,127,895**	**125,164,549**
Employee and management benefit plans	-	130,846	-	130,846	-
Sales	-	24,591	-	24,591	-
Exchange of "A" and "C" shares	9,826,817	(1,180,179)	(8,646,638)	-	-
Repurchase from previous Slovnaft shareholders	-	(1,180,548)	1,180,548	-	-
Sales to third parties by previous Slovnaft shareholders	-	-	983,998	983,998	-
Purchases	-	(24,591)	-	(24,591)	-
Conversion of convertible bonds to "A" series shares	391,380	-	-	391,380	-
31 December, 2004	**108,618,198**	**(5,337,439)**	**(8,646,640)**	**94,634,119**	**125,164,549**
Employee and management benefit plans	-	80,358	-	80,358	-
Sales	-	5,500	-	5,500	-
Repurchase from previous Slovnaft shareholders	-	(756,000)	756,000	-	-
Sales to third parties by previous Slovnaft shareholders	-	-	337,766	337,766	-
Purchases	-	(1,404,115)	-	(1,404,115)	-
Conversion of convertible bonds to "A" series shares	366,474	-	-	366,474	-
31 December, 2005	**108,984,672**	**(7,411,696)**	**(7,552,874)**	**94,020,102**	**125,164,549**

Series "C" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding
31 December, 2003	**9,817,578**	**(1,179,369)**	**(8,638,209)**	**-**
New shares issued	-	-	-	-
Sales	-	-	-	-
Exchange of "A" and "C" shares	(9,817,000)	1,179,000	8,638,000	-
Purchases	-	-	-	-
31 December, 2004	**578**	**(369)**	**(209)**	**-**
New shares issued	-	-	-	-
Sales	-	-	-	-
Exchange of "A" and "C" shares	-	-	-	-
Purchases	-	(209)	209	-
31 December, 2005	**578**	**(578)**	**-**	**-**

14 Reserves

The dividend approved by the shareholders at the Annual General Meeting in April, 2005 in respect of 2004 was HUF 16,998 million, equivalent to HUF 167 per issued share. The total amount of reserves legally available for distribution based on the statutory company only financial statements of MOL Plc is HUF 730,904 million and HUF 503,842 million as of 31 December, 2005 and 2004, respectively.

15 Long-term debt

	Weighted average interest rate 2005 %	Weighted average interest rate 2004 %	2005 HUF million	2004 HUF million
Unsecured bank loans in EUR	2.46	2.45	97,340	186,457
Unsecured bank loans in USD	3.86	2.82	77,279	77,116
Unsecured bonds in HUF	-	8.66	-	15,041
Unsecured bonds in EUR	3.93	-	189,981	-
Unsecured bank loans in HUF	6.55	12.01	28	69
Convertible bonds in HUF (see Note 33)	8.41	8.66	5,820	8,191
Secured bank loans in EUR	3.05	2.95	9,778	2,471
Financial lease payable	-	-	246	352
Other	-	-	4,166	3,183
Total			**384,638**	**292,880**
Current portion of long-term debt			87,794	92,987
Total long-term debt, net of current portion			**296,844**	**199,893**

Secured loans were obtained for specific capital expenditure projects and are secured by the assets financed from the loan.

	2005 HUF million	2004 HUF million
Maturity two to five years	97,183	130,836
Maturity over five years	199,661	69,057
Total	**296,844**	**199,893**

Present values of financial lease liabilities as of 31 December, 2005 and 2004, respectively are as follows:

	2005 HUF million	2004 HUF million
Maturity not later than 1 year	97	108
Maturity two to five years	149	244
Total	**246**	**352**

Finance lease liabilities – minimum lease payments:

	2005 HUF million	2004 HUF million
Within 1 year	97	121
Between 2 and 5 years	149	252
Later than 5 years	-	-
Total	**246**	**373**

16 Provisions for liabilities and charges

	Environ-mental HUF million	Redun-dancy HUF million	Severance payment redemption HUF million	Long-term employee retirement benefits HUF million	Field operation suspension HUF million	Legal claims HUF million	Other HUF million	Total HUF million
Balance as of 31 December, 2003	**30,287**	**13,258**	**-**	**2,297**	**26,434**	**6,006**	**3,671**	**81,953**
Acquisitions of new subsidiaries	-	-	-	109	-	-	32	141
Provision made during the year and revision of previous estimates	5,183	1,169	24,966	442	(1,679)	(580)	398	29,899
Unwinding of the discount	1,989	624	-	178	2,197	-	-	4,988
Currency differences	(6)	15	-	(5)	-	(60)	-	(56)
Provision used during the year	(6,293)	(6,169)	-	(15)	(175)	(1,921)	(2,667)	(17,240)
Balance as of 31 December, 2004	**31,160**	**8,897**	**24,966**	**3,006**	**26,777**	**3,445**	**1,434**	**99,685**
Acquisitions of new subsidiaries	64	-	-	-	-	-	116	180
Provision made during the year and revision of previous estimates	923	2,189	-	500	52,910	(1,862)	1,551	56,211
Unwinding of the discount	1,971	422	-	216	2,193	-	-	4,802
Currency differences	290	94	-	(57)	21	46	14	408
Provision used during the year	(6,869)	(6,792)	(24,966)	-	(236)	(863)	(1,259)	(40,985)
Balance as of 31 December, 2005	**27,539**	**4,810**	**-**	**3,665**	**81,665**	**766**	**1,856**	**120,301**
Current portion 2004	8,379	8,880	24,966	-	434	2,732	647	46,038
Non-current portion 2004	22,781	17	-	3,006	26,343	713	787	53,647
Current portion 2005	8,724	1,774	-	44	205	735	774	12,256
Non-current portion 2005	18,815	3,036	-	3,621	81,460	31	1,082	108,045

Environmental Provision

As of 31 December, 2005 provision of HUF 27,539 million has been made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar, in Hungary and Slovakia. The provision is made on the basis of assessments prepared by MOL's internal environmental audit team. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash flows discounted using estimated risk-free real interest rates.

Provision for Redundancy and Severance Payment Redemption

As part of the efficiency improvement project, in the last quarter of 2002 both MOL Plc and Slovnaft a.s. decided to reduce workforce by approximately a total of 4,360 employees. As the management is committed to these changes and the restructuring plan was communicated in detail to parties involved, at the end of 2002 the Group recognised a provision for the net present value of future redundancy payments and related tax and contribution. The project is in progression and is expected to be finished as planned by the end of 2006.

The collective labor agreements of MOL Group companies included higher severance payment than required by law. In order to bring the collective agreements into line with current labor market conditions, in December, 2004 MOL Group has initiated a process to reduce future severance payments to the level required by labor law, while redeeming its extra severance payment obligation to the current employees at a discounted level. The acceptance of redemption by the employees exceeded 80% in the Group. Consequently, based on these acceptances, a provision of HUF 24,966 million has been recorded in the consolidated financial statements as of 31 December, 2004. During 2005 all the redemption payment was settled to the employees who have accepted the discounted level.

The closing balance of provision for redundancy is HUF 4,810 million and HUF 8,897 million as of 31 December, 2005 and 2004, respectively.

Provision for Field Operation Suspension Liabilities

As of 31 December, 2005 provision of HUF 81,665 million has been made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 27% of these costs are expected to be incurred between 2006 and 2010 and the remaining 73% between 2011 and 2037. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates. Activities related to field suspension, such as plugging and abandoning wells upon termination of production and remediation of the area are performed in a combination of hiring external resources (until 2008) and by establishing such functions within the Group (from 2009). Based on the judgment of the management, there will be sufficient capacity available for these activities in the area. The scope and the estimated costs have been revised as a consequence of changes in market conditions and prices, resulting in an increase of HUF 47,503 million in the provision. As required by IAS 16 – Property, Plant and Equipment, the qualifying portion of the provision has been capitalized as a component of the underlying fields. The Group has performed an impairment test on recoverability of the increased asset values and recorded an impairment of HUF 7,519 million.

Provision for Long-term Employee Retirement Benefits

As of 31 December, 2005 the Group has recognised a provision of HUF 3,665 million to cover its estimated obligation regarding future retirement benefits payable to current employees expected to retire from group entities. MOL, Slovnaft and TVK operate benefit schemes that provide lump sum benefit to all employees at the time of their retirement. MOL employees are entitled for 3 times of their final monthly salary regardless of the period of service, while TVK and Slovnaft provide a maximum of 2 and 11 months of final salary, respectively, depending on the length of service period. None of these plans have separately administered funds. The value of provision has been determined using the projected unit credit method, based on financial and actuarial variables and assumptions that reflect relevant official statistical data and are in line with those incorporated in the business plan of the Group. Principal actuarial assumptions states an approximately 2% difference between the discount rate and the future salary increase.

	2005 HUF million	2004 HUF million
Balance as of the beginning of the period	**3,006**	**2,297**
Acquisitions	-	109
Past service cost	101	402
Current service cost	429	300
Unwinding of the discount	216	178
Provision used during the year	-	(15)
Revision	(88)	(205)
Actuarial gains and (losses)	58	(55)
Foreign exchange rate gain or (loss)	(57)	(5)
Balance as at year end	**3,665**	**3,006**
Past service cost not yet recognized	1,811	1,687
Present value of total defined benefit obligation at year end	5,476	4,693

Legal and Other Provisions

Legal provisions include payments due by MOL Földgázellátó Rt. (WMT) to Eurobridge Kft. under the arbitration award granting both parties claims and following the setoff of the claims resulting in a payment obligation of MOL Földgázellátó Rt. (WMT) in the amount of HUF 520 million. MOL Földgázellátó Rt. (WMT) has filed a claim for invalidation of the award and the suspension of its enforcement because in its opinion the arbitration panel failed to provide for an appropriate procedure to establish the amount of the damages granted despite of the specific request of the parties. Other items include provision for the abandonment costs of fuel stations to be closed, for legal disputes and for future payment obligations.

17 Other non-current liabilities

	2005 HUF million	2004 HUF million
Government grants received	4,930	5,121
Transferred "A" shares with put and call options attached (see Note 13)	-	47,577
Long-term incentives payable	196	149
Other	260	334
Total	**5,386**	**53,181**

18 Trade and other payables

	2005 HUF million	2004 HUF million
Trade payables	274,422	191,391
Taxes, contributions payable	76,473	87,445
Transferred "A" shares with put and call options attached (see Note 13)	54,207	-
Amounts due to employees	9,090	8,302
Contributions received	6,707	6,288
Accrued expenses	5,089	3,064
Fee payable for strategic inventory storage (KKKSZ)	2,854	1,741
Discount payable to customers	2,521	1,687
Custom fees payable	2,460	6,249
Advances from customers	1,926	2,050
Bank interest payable	306	2,808
Net liabilities from foreign exchange risk instruments (see Note 27 iv)	-	2,812
Liabilities from cross currency swap transaction (see Note 27 ii)	-	177
Liability from interest rate swap transaction (see Note 27 ii)	-	76
Other	8,628	5,540
Total	**444,683**	**319,630**

19 Short-term debt

	2005 HUF million	2004 HUF million
Unsecured bank loans in EUR	1,800	2,504
Unsecured bank loans in other currencies	6	360
Unsecured bank loans in HUF	5	-
Unsecured bank loans in USD	-	51,393
Secured bank loans in EUR	-	93
Other	674	34
Total	**2,485**	**54,384**

20 Net sales by geographical area

	2005 HUF million	2004 HUF million
Hungary	1,279,304	1,067,875
Austria	255,395	182,745
Slovakia	194,419	156,564
Czech Republic	167,059	135,137
Poland	105,450	83,843
Romania	75,024	28,509
Croatia	31,848	36,106
Rest of Central-Eastern Europe	62,774	39,092
Rest of Europe	263,117	213,098
Rest of the World	20,774	12,861
Total	**2,455,164**	**1,955,830**

21 Other operating income

	2005 HUF million	2004 HUF million
Reversal of impairment of receivables	3,469	-
Penalties received	3,076	1,329
Gain on sales of intangibles, property, plant and equipment	2,452	908
Release of provisions	2,433	14
Reversal of impairment of intangibles, property, plant and equipment	2,111	369
Reversal of write off of inventories	1,250	1,857
Grants and subsidies received	883	224
Assets received free of charge	244	48
Discounts received	136	175
Proceeds from damages	103	1,312
Exchange gains of trade receivables and payables	-	5,087
Amortization of negative goodwill (see Note 2.2)	-	1,438
Other	2,293	3,365
Total	**18,450**	**16,126**

22 Personnel expenses

	2005 HUF million	2004 HUF million
Wages and salaries	67,658	64,158
Social security	23,617	23,649
Other personnel expenses	16,599	35,417
Total	**107,874**	**123,224**

Other personnel expenses in 2004 include provision recognized for severance payment redemption of HUF 24,966 million (see Note 16).

23 Other operating expenses

	2005 HUF million	2004 HUF million
Mining royalties	90,650	67,578
Taxes and contributions	34,344	22,008
Fee for storage of strategic inventory (KKKSZ)	14,438	13,096
Rental costs	12,348	11,605
Other external services	9,171	7,760
Slovnaft penalty	8,590	-
Exchange loss of trade receivables and payables	8,546	-
Insurance	7,852	3,981
Consultancy fees	6,250	6,215
Advertising expenses	4,117	4,063
Bank charges	3,941	1,966
Site security costs	3,697	2,965
Outsourced bookkeeping services	3,562	4,758
Cleaning costs	3,111	2,976
Environmental levy	957	1,394
Environmental provision made during the year	923	5,183
Environmental protection expenses, net	743	666
Damages	382	508
Loss on sales of intangibles, property, plant and equipment	315	-
Provision for legal and other claims and revision of previous estimates	127	(182)
Contribution paid for gas price compensation purposes	-	22,200
Provision for doubtful receivables	-	10,118
Other	3,258	2,890
Total	**217,322**	**191,748**

As a consequence of the second instance decision of the Slovak Ministry of Finance in the procedure against Slovnaft in respect of the fuel price audit performed in 2004, Slovnaft paid a fine of HUF 8,590 million in October 2005. Considering the procedural irregularities and deficiencies, especially because of the lack of the ministerial instruction on legal expenses and measures of the profit, as well as the ministry's arbitrary and economically unfounded calculations concerning the measures of "proportionate profit", the Group continues its appeal at all available forums.

Contribution for gas price compensation purposes has been paid in 2004 to the Target Allocation for Energy Management based on the Gas Law, amended in December 2004, being the excess profit resulting from import gas prices lower than anticipated by the regulator. There has been no such excess in 2005.

Provision for doubtful receivables in 2004 includes HUF 8,033 million for overdue receivables of the ZMB joint venture in respect of crude oil sales to Yukos.

24 Financial (income)/expense

	2005 HUF million	2004 HUF million
Foreign exchange gain on borrowings	-	28,819
Interest received	4,221	4,147
Net gain on sales of investments	-	1,536
Dividends received	28	260
Other financial income	4,185	1,723
Total financial income	**8,434**	**36,485**
Interest on borrowings	12,849	16,784
Interest on provisions	4,802	4,988
Write-off of investments	(17)	403
Foreign exchange loss on borrowings	22,041	-
Other financial expenses	917	9,155
Total financial expenses	**40,592**	**31,330**
Total financial (income) / expense, net	**32,158**	**(5,155)**

25 Income taxes

Total applicable income taxes reported in the consolidated financial statements for the years ended 31 December, 2005 and 2004 include the following components:

	2005 HUF million	2004 HUF million
Current income taxes	22,440	32,252
Deferred income taxes	6,718	15,565
Total income tax expense/(benefit)	**29,158**	**47,817**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary was 16% both in 2005 and 2004, in Slovakia was 19% both in 2005 and 2004.

The Group's current income taxes are determined on the basis of taxable statutory profit of the individual companies of the Group. MOL Plc and TVK Rt. was entitled to a 100% corporate income tax holiday for its taxable profit of the year 2005 as a result of having made certain investments in manufacturing assets in 2004. As per the judgment of the management, the 100% tax holiday is expected to be available in year 2006 also for TVK Rt.

A 20% dividend tax, subject to reduction by applicable double taxation treaties, is levied on the recipient in respect of dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20% arises. In both cases the tax is deducted at the source.

The deferred tax balances as of 31 December, 2005 and 2004 in the consolidated balance sheets consist of the following items:

	Balance sheet		Recognized in income statement		Recognized directly in equity	
	2005 HUF million	2004 HUF million	2005 HUF million	2004 HUF million	2005 HUF million	2004 HUF million
Breakdown of net deferred tax assets						
Unrealized gains on inter-group transfer	34,802	35,674	872	2,814	-	-
Provisions	3,795	3,665	(130)	1,568	-	-
Depreciation, depletion and amortization	(801)	875	1,676	2,025	-	-
Statutory tax losses carried forward	7	25	19	9,956	(1)	-
Foreign exchange differences	(54)	84	138	(109)	-	-
Valuation of financial instruments	(912)	(218)	14	(500)	680	515
Capitalized periodic maintenance costs	(358)	-	358	-	-	-
Capitalization of certain borrowing costs	(1,214)	(529)	685	(355)	-	-
Share-based payments	227	-	(227)	-	-	-
Embedded derivatives	(701)	(1,605)	-	-	(904)	113
Differences in accounting for domestic oil and gas exploration and development	(2,264)	(2,363)	(99)	231	-	-
Write off of purchased natural gas	-	-	-	572	-	-
Other	953	602	(351)	(145)	-	-
Net deferred tax assets	**33,480**	**36,210**				
Breakdown of net deferred tax liabilities						
Fair valuation of assets on acquisition	11,258	11,698	(1,401)	(2,310)	842	(670)
Depreciation, depletion and amortization	9,280	4,355	4,817	2,058	108	(58)
Capitalization of certain borrowing costs	-	44	(44)	20	-	-
Provisions	(2,136)	(1,877)	(179)	(407)	(80)	(3)
Elimination of inter-company transactions	(85)	(185)	117	(171)	(17)	(14)
Statutory losses carried forward	(386)	-	(386)	-	-	-
Accrual of late allowances	-	-	-	283	-	-
Other	(227)	(1,040)	839	35	(26)	19
Net deferred tax liabilities	**17,704**	**12,995**				
Deferred tax expense / (income)			**6,718**	**15,565**		
Changes recognized in equity					**602**	**(98)**

The unrealized gains on inter-group transfers contain primarily the results of the gas unbundling. Due to the fact that this gain increased the tax base of the assets, but has been eliminated in the consolidation, the increase in the future depreciation gives rise to a deferred tax asset.

The Group has tax losses which arose in TVK Rt. and TVK Erőmű Kft. of HUF 2,410 million that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of losses elsewhere in the Group as they may not be used to offset taxable profits and they have arisen in subsidiaries that have been loss-making for some time.

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2005 HUF million	2004 HUF million
Profit before tax per consolidated income statement	277,157	261,911

Tax at the applicable tax rate (16%)	44,345	41,906
Differences not expected to reverse	25,703	(45)
Effect of different tax rates	5,514	2,057
Losses of subsidiaries not recognised as an asset	2,271	3,571
Adjustment to the period of realization	452	814
Tax holiday available	(48,423)	-
Non-taxable income	(1,009)	(1,145)
Revaluation of deferred tax assets and liabilities	-	1,198
Impact of changes in Hungarian tax legislation	-	(188)
Other	305	(351)
Total income tax expense / (benefit)	**29,158**	**47,817**

Differences not expected to reverse primarily include the tax impact of gains on treasury share transactions (see Note 13) which have been realized under Hungarian accounting standards and included in current year tax base. Under IFRS, however these have not and will never be recognized in the consolidated income statement.

26 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period, including those presented as other current liability due to the related option agreements. Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible instruments) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible instruments).

	Income HUF million	Weighted average number of shares	Earnings per share (HUF)
Basic Earnings Per Share 2004	208,570	103,138,968	2,022
Diluted Earnings Per Share 2004	209,488	104,849,277	1,998
Basic Earnings Per Share 2005	244,919	101,992,778	2,401
Diluted Earnings Per Share 2005	245,651	103,328,831	2,377

	2005 HUF million	2004 HUF million
Net profit attributable to ordinary shareholders for basic earnings per share	244,919	208,570
Interest on convertible bonds	732	918
Net profit attributable to ordinary shareholders for diluted earnings per share	**245,651**	**209,488**

	2005	2004
Weighted average number of ordinary shares for basic earnings per share	101,992,778	103,138,968
Effect of dilution – convertible bonds	1,336,053	1,710,309
Adjusted weighted average number of ordinary shares for diluted earnings per share	**103,328,831**	**104,849,277**

27 Financial instruments

Fair value of financial instruments

Financial instruments in the balance sheet include investments, other non-current assets, trade receivables, other current assets, cash and cash equivalents, short-term and long-term debt, other long-term liabilities, trade and other payables. Derivatives are presented as other non-current assets, other current assets and trade and other payables. The estimated fair values of these instruments approximate their carrying amounts.

Carrying amounts and fair values of the financial instruments are the following:

	Carrying amount		Fair value	
	2005 HUF million	2004 HUF million	2005 HUF million	2004 HUF million
Financial assets				
Net receivable from currency risk hedging derivatives (see Note 7)	4,380	10,029	4,380	10,029
Loans given (see Note 7 and 11)	5,100	3,003	5,100	3,003
Cash and cash equivalents (see Note 12)	64,170	88,126	64,170	88,126
Blocked bank deposits (see Note 11)	-	2,251	-	2,251
Receivables from foreign exchange forward transactions (see Note 11)	93	-	93	-
Receivables from cross currency swap transactions (see Note 11)	74	-	74	-
Financial liabilities				
Interest-bearing loans and borrowings:				
Obligations under financial leases	246	352	246	352
Floating rate long-term bank loans	184,425	266,113	184,425	266,113
Floating rate short-term bank loans	1,811	54,350	1,811	54,350
Convertible bonds	5,820	8,191	5,820	8,191
Fixed rate bonds	189,981	15,041	183,899	14,937
Other	4,840	3,217	4,840	3,217
Net liabilities from foreign exchange risk instruments (see Note 18)	-	2,812	-	2,812
Liabilities from cross currency swap transactions (see Note 18)	-	177	-	177
Liabilities from interest rate swap transactions (see Note 18)	-	76	-	76

Financial risk management

Financial risk management function is centralized in MOL. All risks are integrated and measured in a group level model. The Company may enter into various types of forwards, swaps and options in managing its commodity, foreign exchange and interest rate risk resulting from cash flows from business activities and financing arrangements. In line with MOL's risk management policy, no speculative dealings are allowed. Any derivative transaction the company may enter is under ISDA agreements.

(i) Credit risk

The Company provides a variety of customers with products and services, none of whom, based on volume and creditworthiness, present significant credit risk. Company procedures ensure that sales are made to customers with appropriate credit history and do not exceed an acceptable credit exposure limit.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet, net of any impairment.

(ii) Interest rate risk

As result of the successful 750M EUR Bond transaction, the fix portion of the total debt increased substantially. As of 31 December, 2005, 50% of the Company's debt was at fixed rates.

The Company uses interest rate swaps to manage the relative level of its exposure to cash flow interest rate risk associated with floating interest-bearing borrowings. The interest payment period of these hedging instruments is in accordance with that of the underlying debt.

As of 31 December, 2005 there was no open interest rate swap transaction.

As of 31 December, 2004 the Company had four interest rate swap agreements in effect, with a notional amount of USD 200 million. The fair value of these swap agreements was a net liability of HUF 76 million (see Note 18).

The following table sets out the carrying amount, by maturity of the Group's financial instruments that are exposed to interest rate risk:

31 December, 2005	**Within 1 year HUF million**	**1-2 years HUF million**	**2-3 years HUF million**	**3-4 years HUF million**	**4-5years HUF million**	**Over 5 years HUF million**	**Total HUF million**
Fixed rate							
Loans given	405	622	2,893	230	109	841	**5,100**
Fixed rate bonds	-	-	-	-	-	(189,981)	**(189,981)**
Floating rate							
Cash and cash equivalents	64,170	-	-	-	-	-	**64,170**
Receivables under cross currency swap transactions	74	-	-	-	-	-	**74**
Obligations under financial leases	(97)	(149)	-	-	-	-	**(246)**
Long-term bank loans	(87,404)	(590)	(10,733)	(664)	(78,383)	(6,651)	**(184,425)**
HUF 400 million bilateral loan	(28)	-	-	-	-	-	**(28)**
EUR 700 million syndicated loan	(68,129)	-	-	-	(77,678)	-	**(145,807)**
USD 40 million bilateral loan	(8,083)	-	-	-	-	-	**(8,083)**
EUR 40 million bilateral loan	-	-	(10,109)	-	-	-	**(10,109)**
EUR 150 million bilateral loan	(10,620)	-	-	-	-	-	**(10,620)**
EUR project loan for TVK Erőmű	(544)	(590)	(624)	(664)	(705)	(6,651)	**(9,778)**
Convertible bonds	-	-	(5,820)	-	-	-	**(5,820)**
Short-term bank loans	(1,811)	-	-	-	-	-	**(1,811)**
EUR revolving credit facilities of Roth Group	(1,800)	-	-	-	-	-	**(1,800)**
Other short-term bank loans	(11)	-	-	-	-	-	**(11)**

31 December, 2004	Within 1 year HUF million	1-2 years HUF million	2-3 years HUF million	3-4 years HUF million	4-5years HUF million	Over 5 years HUF million	Total HUF million
Fixed rate							
Loans given	429	1,243	461	278	91	501	**3,003**
Fixed rate bonds	(15,041)	-	-	-	-	-	**(15,041)**
Floating rate							
Cash and cash equivalents	88,126	-	-	-	-	-	**88,126**
Blocked bank deposits	2,251	-	-	-	-	-	**2,251**
Obligations under financial leases	(108)	(99)	(97)	(48)	-	-	**(352)**
Long-term bank loans	(76,814)	(24,039)	(5,338)	(86,825)	(5,360)	(67,737)	**(266,113)**
HUF 400 million bilateral loan	(31)	(28)	-	-	-	-	**(59)**
HUF 150 million bilateral loan	(10)	-	-	-	-	-	**(10)**
EUR 32.5 million bilateral loan	(5,669)	-	-	-	-	-	**(5,669)**
EUR 125 million bilateral loan	(1,839)	(1,838)	(1,838)	(1,838)	(1,838)	(5,514)	**(14,705)**
EUR 50 million bilateral loan	-	(10,816)	-	-	-	-	**(10,816)**
EUR 600 million syndicated	(63,204)	-	-	(81,475)	-	-	**(144,679)**
USD 350 million syndicated loan	(6,061)	-	-	-	-	-	**(6,061)**
EUR 50 million bilateral loan	-	(1,118)	(1,118)	(1,118)	(1,118)	(7,825)	**(12,297)**
EUR 100 million bilateral loan	-	(2,236)	(2,236)	(2,236)	(2,236)	(15,650)	**(24,594)**
USD 40 million bilateral loan	-	(7,865)	-	-	-	-	**(7,865)**
EUR 150 million bilateral loan	-	-	-	-	-	(36,887)	**(36,887)**
EUR project loan for TVK Erőmű	-	(138)	(146)	(158)	(168)	(1,861)	**(2,471)**
Convertible bond	-	-	-	(8,191)	-	-	**(8,191)**
Short-term bank loans	(54,350)	-	-	-	-	-	**(54,350)**
EUR 400 million syndicated loan	(51,393)	-	-	-	-	-	**(51,393)**
EUR revolving credit facilities of Roth Group	(2,504)	-	-	-	-	-	**(2,504)**
Other short-term bank loans	(453)	-	-	-	-	-	**(453)**
Liabilities from cross currency swap transactions	(177)	-	-	-	-	-	**(177)**
Liabilities from interest rate swap transactions	(76)	-	-	-	-	-	**(76)**

(iii) Liquidity risk

The Company policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to cover the liquidity risk in accordance with its financing strategy. The amount of undrawn credit facilities as of 31 December, 2005 consists of the following:

	HUF million
Long - term loan facilities available (general corporate purpose loan facilities)	194,349
Short - term facilities available	59,626
Total loan facilities available	**253,975**

In first half of 2005, MOL has successfully funded a 5-year syndicated loan amounting to EUR 700 million. After obtaining BBB- credit rating from Standard&Poor's credit rating agency, MOL's 10-year debut Eurobond was issued in amount of EUR 750 million in October. The existing debt capital market and bank facilities ensure both sufficient level of liquidity and financial flexibility for executing the new strategy.

(iv) Foreign exchange risk

The Company's oil business constitutes a long USD cash flow exposure, while its petrochemical business adds a long EUR cash flow position. The gas business does not constitute any foreign exchange risk as consequence of quasi pass-through mechanism set out in new gas legislation. On the whole, the Company has a net long USD and long EUR operating cash flow position.

The Company follows the basic economic currency risk management principle that the currency mix of the debt portfolio should reflect the net operating cash flow position of the Group. The Company uses cross currency swaps to adjust the currency mix of the debt portfolio.

As of 31 December, 2005 the Company had one cross currency swap agreements in effect with notional amounts totaling EUR 40 million expiring in 2006. The related asset was HUF 74 million (see Note 11).

As of 31 December, 2004 the Company had four cross currency swap agreements in effect with notional amounts totaling EUR 60 million, one of them expiring in 2006 and three expiring in 2005. The related liability was HUF 177 million (see Note 18) as at 31 December, 2004.

The Company has two long-term international gas transit agreements (both expire in 2018) under which consideration is calculated in SDR. The contractual provisions prescribing price calculation in SDR have been identified as a SDR/USD swap, being an embedded derivative under IAS 39, as the Company considers USD price setting to be closely related to the host contract. This derivative has been separated from the host contract and designated as a cash flow hedge to the host gas transit contract. The fair value of the embedded SDR derivative is a net receivable of HUF 4,380 million (HUF 3,679 million net of deferred tax) as of 31 December, 2005 (see Note 7). The corresponding figure as of 31 December, 2004 was HUF 10,029 million net receivable (HUF 8,424 million net of deferred tax). The decrease in the fair value of this instrument has been debited to equity.

The Company classifies its forward exchange contracts and currency exchange options either as fair value hedges, in case of debts, or as stand-alone derivatives and carries them at fair value.

As of 31 December, 2005 the Company had two open foreign exchange forward transaction the fair value of which was an asset of HUF 93 million (see Note 11).

The Company had several non-deliverable foreign currency forward contracts the fair value of which was a liability of HUF 2,812 million (see Note 18) as of 31 December, 2004.

(v) Commodity price risk management

MOL Group as an integrated oil and gas company is exposed to commodity price risk on both the purchasing side and the sales side. The main commodity risks are long crude oil position to the extent of its group level production, long refinery margin position to the extent of the refined product volume in both MOL and Slovnaft, long petrochemical margin position due to Slovnaft and TVK.

The present gas legislation come into force in 2004 pledges a quasi pass-through mechanism of the inherent commodity risk. In 2005 MOL has entered into small quantities of non-deliverable forward transactions for refined product contracts aiming at temporary inventory hedging. As of 31 December, 2005 and 2004 there were no open hedging positions in respect of hedging commodity risks.

28 Commitments and contingent liabilities

Guarantees

The total value of guarantees undertaken to parties outside the Group is HUF 450 million.

Capital and Contractual Commitments

The total value of capital commitments as of 31 December, 2005 is HUF 32,009 million, of which HUF 4,863 million relates to capital and contractual commitments of Slovnaft, HUF 1,036 million relates to capital and contractual

commitments of TVK, HUF 7,242 million relates to capital and contractual commitments of MOL Földgázszállító Rt. (Transmission), and HUF 7,167 million relates to the development of Claus-4 and Claus-6 desulphurization plant project at the Duna Refinery, which will arise in 2006 and 2007. Other capital commitments relate to obligations to purchase tangible and intangible assets.

Gas Purchase Obligations, take-or-pay and ship-or-pay contracts

The Group has concluded gas purchase contracts with gas suppliers Panrusgáz Rt., Ruhrgas, Gas de France and other smaller companies to ensure the maximum safety of its long-term gas supply to customers. As of 31 December, 2005, 126.8 billion cubic meters on 20 °C of natural gas (from which 107.2 bcm on 20 °C under take-or-pay commitment) at an approximate value of HUF 5,056 billion (of which HUF 4,286 billion is under take-or-pay commitment) will be purchased during the period ending 2015 based on these contracts.

The Group has an effective ship-or-pay natural gas transmission agreement with OMV AG under which it can utilise the HAG pipeline until 2016. As of 31 December, 2005 MOL's respective obligation is HUF 30.4 billion for the remaining 11-year period.

In accordance with EU directives the domestic gas market has become liberalized. According to the Gas Law enacted in January 2004 and the related regulations, all non-residential consumers are eligible to buy gas from their selected suppliers at market rates. Gas prices for residential consumers, and other consumers who decided to remain in public supply, however, are expected to be regulated until at least July 2007. The regulation, which came into force 1 January, 2004 theoretically, passes the cost of gas purchases – acknowledging cost of domestically produced gas at import price levels - onto the customers by also providing a volume graded subsidy for residential customers. This subsidy is financed from the increased royalty payments made by MOL in relation to gas produced from domestic gas fields put into operation before 1998, and also financed from the excess revenue above the regulated return earned by the public wholesaler, which based on the regulation has been paid by MOL into the compensation fund of financing subsidies for non-residential consumers in December 2004 (see Note 23). From the second half of 2005, regulatory accepted import price level is behind of real import average price level, which causes further price adjustment requirement for the public wholesaler in the future price settings.

Despite the possibility of entering into the competitive market, for reasons of cost savings and security of gas supply, a significant portion of consumers will prefer public supply as long as the regulated prices are not linked to the competitive market prices. During the past two years only a small proportion of entitled consumers purchased gas from the competitive market. The law regulates the procedure of changing between the two market segments by imposing deadlines.

As a result of competition from traders with potentially cheaper import sources, if any, it is possible that some of MOL's existing long-term gas purchase agreements may become onerous –because of the contracted take-or-pay type obligations. (An onerous contract is where the unavoidable cost of meeting the obligations under the contract exceeds the expected economic benefits from it over the remaining contract period.) The Gas Law offers several solutions to address the take-or-pay obligations, reducing the potential risk from these. In ultimate case the Hungarian Energy Office may compensate losses from a fund, created pursuant to the Gas Law, or may restrict the import of natural gas, if it can be proved that such import creates significant economic and financial difficulty for the buyer or seller of any long-term gas supply contract. The Hungarian Energy Office has not established above described fund yet.

Gas Selling Contracts

Supply contracts worth approximately HUF 3,995 billion (80.2 billion cubic meters on 15 °C) have been concluded for the period ending 2020. The major part covers the needs of local gas distributing companies serving the community and local industries.

Operating leases

The operating lease liabilities are as follows:

	2005 HUF million	2004 HUF million
Due not later than 1 year	1,248	1,548
Due two to five years	1,388	1,667
Due over five years	660	-
Total	**3,296**	**3,215**

Of the outstanding operating lease liabilities as of 31 December, 2005 HUF 1,252 million were contracted by Slovnaft and HUF 1,272 million were contracted by Roth.

Authority procedures, litigation

From the litigations initiated in the earlier years that could have significant effect on MOL Group's financial conditions or business operation MOL's constitutional claim filed at the Constitutional Court of the Republic of Hungary in December 2001 is still pending. MOL has requested the Constitutional Court to declare the provisions of the Decree of the Minister of Economy establishing the gas prices in the year 2000 and the relevant Governmental Decree unconstitutional and inapplicable in the civil law procedures finally denying MOL's claim for damages.

The Hungarian Autoclub has withdrawn its claim requesting the judicial review of the decision of the Hungarian Office of Economic Competition on MOL's fuel pricing so the investigation starting in 2000 has been finally closed establishing that MOL has not breached any laws by setting its retail and wholesale fuel prices.

The litigation initiated by the minority owners holding an approximate 23% ownership interest in Balatongáz Kft. against MOL as the majority owner of Balatongáz Kft. to determine that MOL purchased their ownership interests for a total purchase price of HUF 83 million and for damages of HUF 3 billion is still pending following an interim ruling of the court establishing that a pre-contract had been concluded between MOL and the plaintiffs for the purchase of the minority interests by MOL.

The Ministry of Finance of the Slovak Republic has initiated a procedure against Slovnaft a.s., a majority subsidiary of MOL, for the review of its costs arising during the years of 2002 and 2003. The Ministry of Finance pursued its procedure under the Slovak Price Act that in the opinion of the Ministry entitles the Ministry of Finance to review the costs and profits included in the product prices with retroactive effect. As a consequence of the second instance decision of the Slovak Ministry of Finance Slovnaft had to pay a fine of HUF 8,590 million in October 2005. However, as in Slovnaft's opinion the Ministry's decision was based on arbitrary and economically unfounded calculations concerning the measures of "proportionate profit" it has filed a claim for the invalidation of the Ministry's decision and the suspension of its enforcement. Despite of the fact that the court of first instance ordered the suspension of the enforcement of the Ministry's decision the Ministry refused to pay back the amount of the fine to Slovnaft. On 24 January, 2005 the Ministry of Finance of the Slovak Republic initiated another price audit procedure focusing on the adherence of the Slovak Price Act for the period from 1 January, 2004 by the end of control termination. This price audit had not been finished as of the date of these financial statements.

The Russian arbitral court imposed upon Slovnaft as defendant duty to pay to Mende Rossi an amount of USD 15,689,041 together with 16% default interest p.a. on the amount of USD 9,144,095 from 24 June, 1994 until payment and the costs of the proceeding in an amount USD 68,160 for failing the consideration of the crude oil supplies in its resolution on April of 1996 in the course of the proceeding initiated by plaintiff "Mende-Rossi", Menendelejevsk tartar firm in front of the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of the Russian Federation. Considering that the Russian arbitration proceeding violated the rights to impartial proceeding and right to represent of Slovnaft as contending party, as well as because the decision was not supported with adequate evidence the competent courts of Slovak Republic finally refused the enforcement of the decision of the Russian court of arbitration. The "Mende-Rossi" firm also asked the enforcement of the decision of the court of arbitration in Austria in 1997 at the same time with the attempt of the Slovak enforcement and after the final refusal of the Slovak enforcement in the Czech Republic in 2005. Slovnaft

filed an appeal against both. The Austrian and Czech proceedings are still going on, but regarding the decision of the competent court of Slovak Republic adopted between years 2002 - 2004 which finds the decision of the court of arbitration illegal as follows not enforceable Slovnaft considers unlikely a failure of lawsuits in front of the Austrian and Czech courts.

The Antimonopoly Office of Slovak Republic, Abuse of Dominant Position Department notified Slovnaft by its letter dated on 21 November, 2005 on commencement of Administrative proceeding against Slovnaft due to a possible breach of the provisions of the Act No. 136/2001 Coll. on Economic Competition. These administrative proceedings involve a review of the price policy of the Company with respect to petrol and diesel sales. The proceedings are still ongoing. No provision has been recognized in these financial statements as the management is unable to determine any possible negative outcome of the proceedings.

The tax investigation commenced in January 2005 by the Russian Federal Office regarding the pricing policy of the ZMB joint venture for 2003 and 2004 has been closed during the year with a few immaterial findings. Also, the investigation initiated by the Russian Ministry of Internal Affairs in respect of the excess of the level of oil production prescribed in its preliminary long-term and annual reservoir engineering plans has been closed subsequent to the retrospective approval of the new reservoir engineering plans.

MOL Group entities are parties to a number of civil actions arising in the ordinary course of business. Currently, there exists no further litigation that could have a material adverse affect on the financial condition, assets, results or business of the Group.

The value of litigation where members of the MOL Group act as defendant is HUF 11,268 million for which HUF 766 million provision has been made.

The MOL Group has also filed suits, totaling HUF 2,392 million. In 2005, the court of arbitration has recognized MOL's claim for damages against MB Kőolajkutató Rt., the party responsible for the gas explosion at Pusztaszőlős underground gas storage facility in 2000. The Group has not recorded any receivable with respect to these claims.

Environmental liabilities

MOL's operations are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work. MOL is currently responsible for significant remediation of past environmental damage relating to its operations. Accordingly, MOL has established a provision of HUF 27,539 million for the estimated cost as at 31 December, 2005 for probable and quantifiable costs of rectifying past environmental damage (see Note 16). Although the management believes that these provisions are sufficient to satisfy such requirements to the extent that the related costs are reasonably estimable, future regulatory developments or differences between known environmental conditions and actual conditions could cause a revaluation of these estimates.

In addition, some of the Group's premises may be effected by contamination where the cost of rectification is currently not quantifiable. At the Tiszaújváros site the Group has identified potentially significant underground water and surface soil contamination. In accordance with the resolutions of the regional environmental authorities, TVK is required to complete its investigation and submit the results to the authorities. Based on these results the authorities are expected to specify a future environmental rehabilitation plan and to bring a resolution requiring TVK to perform this plan in order to clean the underground water contamination. The environmental authorities have also confirmed their previous resolution requiring TVK to clean the surface soil contamination, which project has already started in 2004. The cost of these remedial works was partially quantified, resulting in a HUF 1,300 million increase in provisions in that year (see Note 16). Certain works require further investigation, the amount of which cannot be estimated currently, but it may be significant.

29 Events after the balance sheet date

On 13 March, 2006 MOL Magyar Olaj- és Gázipari Rt. has signed a share purchase agreement to sell 6,007,479 Series "A" Ordinary Shares of MOL currently held in treasury to Magnolia Finance Limited ("Magnolia"), incorporated in Jersey, which thereby acquired 5.58 % influence in MOL.

Magnolia announced the sale of up to EUR 610 million of perpetual exchangeable capital securities (the "Capital Securities"), exchangeable into the Series "A" Ordinary Shares of MOL between 20 March, 2011 and 12 March, 2016 ("Exchange Period"), to international financial investors outside the United States, Canada, Jersey, Japan, Hungary and Poland. Capital Securities were sold at nominal value and with a fixed interest rate of 4.00 % per annum for the first ten years, based on an exchange rate of HUF 26,670 per share.

MOL has also, concurrently with the sale, entered into a swap agreement in principle with Magnolia that gives MOL a call option to buy back all or some of the Series "A" Ordinary Shares of MOL, in certain limited circumstances at a volume -weighted average price during certain period before exercising the option right. Additionally in case the Capital Securities holders did not or partially exercise their conversion right, upon expiration of the Exchange Period and quarterly afterwards MOL is entitled to buy back the Series "A" ordinary shares, which have not been exchanged yet. In case Magnolia redeems the Capital Securities after 2016 and the market price of ordinary MOL shares is below EUR 101.54 per share, MOL will pay the difference.

MOL does not have any direct or indirect equity interest in or control right over Magnolia, but will consolidate Magnolia for IFRS purposes.

30 Notes to the consolidated statements of cash flows

a) Analysis of net cash outflow on acquisition of subsidiaries and joint ventures

	2005 HUF million	2004 HUF million
Cash consideration	(34,638)	(73,922)
Cash at bank or on hand acquired	2,496	1,714
Net cash outflow on acquisition of subsidiaries and joint ventures	**(32,142)**	**(72,208)**

b) Issuance of long-term debt

	2005 HUF million	2004 HUF million
Increase in long-term debts	452,233	179,267
Non cash flow element: unrealised exchange gains / (losses)	(1,955)	16,209
Total issuance of long-term debt	**450,278**	**195,476**

31 Segmental information

2005	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Revenue							
Sales to external customers	30,650	1,499,912	641,331	275,961	7,310	-	**2,455,164**
Inter-segment sales	258,847	267,462	20,430	79,736	89,948	(716,423)	-
Total revenue	**289,497**	**1,767,374**	**661,761**	**355,697**	**97,258**	**(716,423)**	**2,455,164**
Results							
Profit/(loss) from operations	105,374	176,987	50,415	19,114	(41,788)	(5,666)	**304,436**
Net finance costs							**32,158**
Income from associates	25	33	268	-	4,553	-	**4,879**
Profit before tax							**277,157**
Income tax expense/(benefit)							**29,158**
Profit for the year							**247,999**

2004	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Revenue							
Sales to external customers	40,328	1,183,106	530,344	197,539	4,513	-	**1,955,830**
Inter-segment sales	168,193	164,352	10,935	48,770	88,493	(480,743)	-
Total revenue	**208,521**	**1,347,458**	**541,279**	**246,309**	**93,006**	**(480,743)**	**1,955,830**
Results							
Profit/(loss) from operations	54,167	158,902	64,841	18,801	(51,977)	4,037	**248,771**
Net finance costs							**(5,155)**
Income from associates	-	-	262	-	7,723	-	**7,985**
Profit before tax							**261,911**
Income tax expense/(benefit)							**47,817**
Profit for the year							**214,094**

2005 Assets and liabilities	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Property, plant and equipment, net	147,126	517,741	201,456	202,152	57,067	(12,789)	1,112,753
Intangible assets, net	8,636	12,847	1,665	7,036	10,556	-	40,740
Inventories	5,840	143,418	104,986	14,396	10,028	(13,683)	264,985
Trade receivables net	22,981	168,168	87,856	54,343	22,839	(66,839)	289,348
Investments in associates	108	660	901	73	124,612	-	126,354
Not allocated assets							194,655
Total assets							2,028,835
Trade payables	8,879	171,477	96,794	30,465	33,558	(66,751)	274,422
Not allocated liabilities							700,775
Total liabilities							975,197

2005 Other segment information	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Capital expenditure:	20,493	76,703	86,817	11,439	13,752	-	209,204
Property, plant and equipment	16,100	75,657	85,683	9,225	8,214	-	194,879
Intangible assets	4,393	1,046	1,134	2,214	5,538	-	14,325
Depreciation and amortization	31,859	61,695	6,850	14,027	9,618	(549)	123,500
From this: impairment losses recognized in profit and loss	12,785	5,017	463	799	1,997	-	21,061

2004 Assets and liabilities	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Property, plant and equipment, net	94,321	466,998	121,279	193,646	61,386	(12,561)	925,069
Intangible assets, net	12,864	(4,117)	624	(2,454)	(1,516)	-	5,401
Inventories	4,526	82,333	75,901	9,119	9,748	(9,177)	172,450
Trade receivables net	5,898	125,936	65,721	35,542	22,991	(37,138)	218,950
Investments in associates	92	617	782	73	113,541	-	115,105
Not allocated assets							197,905
Total assets							1,634,880
Trade payables	8,655	121,181	54,438	24,816	26,391	(44,090)	191,391
Not allocated liabilities							641,364
Total liabilities							832,755

2004 Other segment information	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Capital expenditure:	22,820	71,729	13,982	57,834	9,676	-	176,041
Property, plant and equipment	17,313	70,989	13,427	57,796	7,203	-	166,728
Intangible assets	5,507	740	555	38	2,473	-	9,313
Depreciation and amortization	22,813	56,487	6,598	12,297	10,918	(554)	108,559
From this: impairment losses recognized in profit and loss	3,028	3,782	882	-	778	-	8,470

The operating profit of the segments includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock,

propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The subsidiaries of Corporate segment provides maintenance, insurance and other services to the business segments. The internal transfer prices used are based on prevailing market prices, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

32 Discontinuing operations

On 12 January, 2006, following the approval of the European Commission, MOL Magyar Olaj- és Gázipari Rt. (MOL) and E.ON Ruhrgas International AG (ERI) agreed, that the closing of the partial sale of MOL's midstream gas business will take place on 31 March, 2006. MOL and ERI signed an agreement in November 2004 on the sale of a 75% stake less one share in MOL Földgázellátó Rt. (wholesale, marketing and trading, "WMT") and in MOL Földgáztároló Rt. ("Storage") and 50% stake in Panrusgáz Magyar-Orosz Gázipari Rt. ("Panrusgáz"). The Panrusgáz sale required the consent of the other Panrusgáz shareholders.

Considering also the requirement set by the European Commission to fully divest WMT and Storage, MOL decided to sell 100% stake in WMT and Storage to ERI. The sale of the additional 25% plus one share stakes had been approved by the Hungarian Energy Office.

Due to the requirements set by the European Commission and changes in the industrial and regulatory environment, the parties have modified the original sale and purchase agreement. The final purchase price is dependent on the actual level of debt and working capital on the date of the closing and is subject to a number of price adjustment items. Based on the forecast 31 March, 2006 balance sheet, the purchase price adjusted by the maximum amount of all potential future financial liabilities of MOL related to this transaction is EUR 300 million for the 100% ownership stakes in WMT and Storage. In addition to this ERI will make a payment of EUR 600 million to assume 100% of the debt of Storage and WMT (also based on a forecast 31 March, 2006 balance sheet). Through the adjustment mechanism, the purchase price can potentially be increased by a maximum amount of EUR 290 million. The settlement of these price adjustments will take place semi-annually until the end of 2009.

As a consequence of the binding agreement WMT and Storage qualify for discontinuing operations.

The sales, expenses, results and net assets of WMT and Storage as of 31 December, 2005 and 2004 and the years then ended were as follows:

	2005 HUF million	2004 HUF million
Net sales	516,994	414,421
Other operating income	355	1,288
Total operating revenues	**517,349**	**415,709**
Raw materials and consumables used	497,798	354,869
Personnel expenses	1,391	1,439
Depreciation, depletion, amortisation and impairment	2,268	1,772
Other operating expenses	10,314	30,564
Change in inventories of finished goods and work in progress	-	-
Work performed by the enterprise and capitalised	(8,645)	(6,347)
Total operating expenses	**503,126**	**382,297**
Profit from operations	**14,223**	**33,412**
Financial (income)/expense, net	(1,337)	(514)
Income from associates	-	-
Profit before tax	**15,560**	**33,926**
Income tax expense/(benefit)	1,512	4,978
Profit after tax	**14,048**	**28,948**
Minority interest	-	-
Net income	**14,048**	**28,948**

	2005 HUF million	2004 HUF million
Non-current assets	130,744	57,549
Current assets	194,994	144,217
	325,738	**201,766**
Current liabilities	76,513	45,803
Non-current liabilities	-	-
	76,513	**45,803**
Net assets	**249,225**	**155,963**

The cash flows of WMT and Storage for the year ended 31 December, 2005 and 2004 were as follows:

	2005 HUF million	2004 HUF million
Operating cash flows	(2,574)	21,330
Investing cash flows	(75,128)	(8,978)
Total cash flows	**(77,702)**	**12,352**

The amount of investing cash flows for 2005 includes cash consideration of purchased cushion gas which is directly attributable to discontinuing operation.

33 Related party transactions

Transactions with associated companies in the normal course of business

	2005 HUF million	2004 HUF million
Trade receivables due from related parties	1,979	4,980
Trade payables due to related parties	50,454	29,295
Net sales regarding related parties	14,793	31,520

Company purchased and sold goods and services with related parties during the normal course of business in 2005 and 2004, respectively. All of these transactions were conducted under market prices and conditions.

Transactions with owners

The Slovak Slovnitegra a.s. and Slovbena a.s., owning a total of 8.0% of MOL's shares had certain options in respect of those shares. Due to the connecting option structure, these shares are compound financial instruments, the liability component of which has been presented as current liability towards these entities in the consolidated financial statements as of 31 December, 2004 (see Note 17). As described in Note 13, MOL appointed BNP Paribas to exercise MOL's call option on these shares, terminating the previous agreement with Slovintegra a.s. and Slovbena a.s.

Emoluments of the members of the Board of Directors and Supervisory Board

Directors' total remuneration approximated HUF 286 million and HUF 101 million in 2005 and 2004, respectively. In addition, the non-executive directors participate in a long-term incentive scheme details of which are given below. Executive members do not receive any additional remuneration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board approximated HUF 76 million in 2005 and HUF 54 million in 2004.

Number of shares held by members of the Board of Directors and Supervisory Board and the management

	2005 Number of shares	2004 Number of shares
Board of Directors	195,786	113,059
Supervisory Board	1,925	1,408
Senior Management (except executive Board members)	50,642	17,348
Total	248,353	131,815

Transactions with the Officers and Management of the Company

Mr. Gábor Horváth, a member of the Board of Directors is the owner of a legal consultancy firm that provided legal services to MOL Group in 2005 amounting to HUF 5 million and HUF 13 million in 2004, respectively.

A close family member of Mr. Kamarás, member of the Board Of Directors, has direct control over Roff-Petrol Bt, an operator of three fuel stations.

Mr. Dobák, a non-executive member of the Board of Directors is one of the partners of IFUA Horváth & Partners advisory firm that provided information maintenance services regarding planning and controlling software and prepared business case studies on integrated management and information systems to MOL Plc in the value of HUF 48 million and HUF 110 million in 2005 and 2004, respectively.

Mrs Bognár and Mr Major, members of the Supervisory Board are directors of Fokusz Kom Kht., a non-profit organization founded by the trade unions, which received a loan from MOL Plc amounting to HUF 330 million in 2004. The closing amount of the loan is HUF 235 million as of 31 December, 2005.

Mr. Hatina, member of the Supervisory Board holds ownership in Slovbena a.s. and Slovintegra a.s. which companies have signed a sale and purchase agreement with MOL Plc in November 2002 regarding their 31.6% interest in Slovnaft and subscribed shares in the related closed capital increase of MOL (see Note 17). Additionally, Mr. Hatina has an indirect interest of a Slovakian company Granitol a.s. through Slovintegra a.s.. The Group has sold polyethylene to this company in 2005 amounted to HUF 3,205 million, carried out on usual commercial terms and market prices.

The brother of Mr. Ferenc Horváth, managing director of Refining and Marketing is the CEO at Vértes Volán Rt., which company (in compliance with regulations on public procurement) regularly purchases fuel from the Group. The value of transactions (which are carried out on usual commercial terms and market prices) was HUF 1,700 million and HUF 1,500 million during 2005 and 2004, respectively.

Mr. Világi, the member of the Board of Directors in Slovnaft a chairman of the Board of Directors of health insurance company Apollo zdravotná poisťovňa, a.s., and a partner in legal firm Csekes, Világi, Drgonec & Partners, spol. s r.o. that provided legal services to Slovnaft in the value of HUF 113 million and HUF 19 million in 2005 and 2004, respectively. Additionally Mr. Világi is the chairman of the Board of Trustees of Železnice Slovenskej Republiky ("Railways of SR"). Slovnaft has sold products and services to this company carried out on usual commercial terms and market prices and amounted to HUF 180 million and HUF 179 million during 2005 and 2004, respectively.

Long-Term Incentive Schemes for non-executive directors

Non-executive directors are remunerated with the following net amounts in addition to the convertible bond program:

- Non-executive directors 25,000 EUR/year
- Chairman of the Board 41,500 EUR /year

In case the position of the Chairman is not occupied by a non-executive director, it is the non-executive vice Chairman who is entitled for this payment.

Convertible bond program

Through a private placement on 9 October, 2003 the directors and managers participating in the incentive scheme subscribed bonds convertible to ordinary series "A" shares, financed by bank loans. In the framework of the program a total number of 1,200 convertible bonds were issued having a nominal value of HUF 10 million and being convertible into 1,779 series "A" MOL shares each in equal installments within five years, at a pre-defined period of the year (in October). The convertible bonds are treated as compound financial instruments in the consolidated financial statements (see Note 2).

The members of the Board of Directors are entitled to subscribe a total number of 25 bonds each, the chairmen of committees to 30 bonds each, the chairman of Board of Directors to 35 bonds (or vice-chairman if the chairman is an executive), while the remaining bonds can be subscribed by selected top managers of the MOL Group.

Details of the share conversion rights outstanding during the year are as follows:

	Number of conversion options 2005 share	Weighted average exercise price 2005 HUF/share	Number of conversion rights 2004 share	Weighted average exercise price 2004 HUF/share
Outstanding at the beginning of the year	1,465,896	5,942	1,636,680	5,621
Granted during the year	-	-	362,916	7,165
Forfeited during the year	64,044	5,621	142,320	5,621
Exercised during the year	366,474	5,942	391,380	5,851
Expired during the year	-	-	-	-
Outstanding at the end of the year	**1,035,378**	**5,954**	**1,465,896**	**5,942**
Exercisable at the end of the year	-	-	-	-

The weighted average share price at the date of exercise for share conversion rights exercised during the year was HUF 5,942 per share. The options outstanding at the end of the year have a weighted average remaining contractual life of 1.75 years (2.25 years in 2004). In 2005 no options were granted. In 2004, options were granted on 1 July, and 11 October. The estimated fair value of the options granted on these dates is HUF 1,057 million.

	2005 HUF million	2004 HUF million
Expense recorded during the year	964	891
Fair value of conversion options not yet expensed	2,511	3,277
Liability component of the convertible bond	5,820	8,191
Equity component of the convertible bond	2,061	2,760

These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

	2005	2004
Weighted average share price (HUF per share)	-	5,851
Weighted average exercise price (HUF per share)	-	8,628
Expected volatility based on historical data	-	29.9%
Expected life (years)	-	2.63
Risk free interest rate	-	10.2%

General Incentive Schemes for management

The incentive aim involves company and organizational level financial and operational targets, evaluation of the contribution to the strategic goals of the company and determined individual tasks in the System of Performance Management (TMR), and competencies. From the settled incentive scheme based on evaluation of indicators and qualification of individual tasks and competencies, 60% will be paid after the evaluation and 40% will be paid after a two years waiting period. The ratio of the incentive may change according to the individual agreements. Evaluation of the contribution relating to the performance provided during 2005 will be held in 2006, and based on this that part which is due within one year will be paid in May 2006, while deferred part determined in shares will be settled in 2008.

As required by IFRS 2, share-based compensation is accounted for as equity-settled payments, expensing the fair value of the benefit as determined at grant date during the vesting period. Expenses incurred by this scheme in 2005 and 2004 were HUF 613 million and HUF 407 million, recorded as personnel-type expenses with a corresponding increase in equity.

Key management compensation

	2005 HUF million	2004 HUF million
Salaries and other short-term employee benefits	1,298	1,057
Termination benefits	-	221
Post-employment benefits	7	60
Other long-term benefits	209	192
Share-based payments	1,386	1,008
Total	**2,900**	**2,538**

Loans to the members of the Board of Directors and Supervisory Board

No loans have been granted to Directors or members of the Supervisory Board.

34 Reconciliation between HAS unconsolidated financial statements and IFRS consolidated financial statements

The Hungarian Law on Accounting (HAS) came into force on 1 January, 1992 and has been subject to modifications since that date. A new act, Act C of 2000 came into force on 1 January, 2001, which brought Hungarian accounting closer to IFRS. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they still differ in certain respects from IFRS. The following table shows the reconciliation of the equity under HAS (company only) and IFRS financial statements.

		Share capital HUF million	Reserves HUF million	Net income attributable to equity holders of the parent HUF million	Equity attributable to equity holders of the parent HUF million
31 December, 2004 - HAS MOL Plc		**108,619**	**627,043**	**137,082**	**872,744**
Effect of IFRS consolidation		-	(213,307)	83,625	(129,682)
IFRS adjustments:					
▹ Deferred taxation	ii)	-	54,379	(15,956)	38,423
▹ Provision for field operation suspension liabilities	i)	-	3,892	(2,226)	1,666
▹ Repurchase of treasury shares	vii)	(4,157)	(20,862)	(33)	(25,052)
▹ Shares with put and call options (Note 13)	viii)	(9,828)	(40,691)	(3,674)	(54,193)
▹ Conversion to successful efforts method of accounting		-	14,919	2,287	17,206
▹ Depreciation on oil and gas assets	v)	-	3,347	(660)	2,687
▹ Capitalisation of borrowing costs	iii)	-	7,762	(2,870)	4,892
▹ Impairment on downstream assets		-	(601)	121	(480)
▹ Impairment on foreign upstream assets		-	(631)	-	(631)
▹ Project cost capitalisation		-	(1,224)	794	(430)
▹ Accrued borrowing cost		-	1,225	(364)	861
▹ Revaluation of monetary items	iv)	-	574	(574)	-
▹ *Derivative financial instruments*, net of deferred tax	vi)	-	7,402	(154)	7,248
▹ Revaluation of financial investments	iv)	-	(9,792)	10,403	611
▹ Reversal of accrued foreign exchange losses	iv)	-	(1,367)	454	(913)
▹ Share-based payment		-	108	(755)	(647)
▹ Other		-	(1,210)	1,070	(140)
31 December, 2004 - IFRS MOL Group		**94,634**	**430,966**	**208,570**	**734,170**

		Share capital HUF million	Reserves HUF million	attributable to equity holders of the parent HUF million	attributable to equity holders of the parent HUF million
31 December, 2005 – HAS MOL Plc		**108,985**	**746,597**	**398,807**	**1,254,389**
Effect of IFRS consolidation		-	(68,117)	45,384	**(22,733)**
IFRS adjustments:					
▹ Deferred taxation	ii)	-	36,209	(2,954)	**33,255**
▹ Provision for field operation suspension liabilities	i)	-	1,666	(1,666)	**-**
▹ Sale and repurchase of treasury shares	vii)	(7,412)	(58,706)	(81,327)	**(147,445)**
▹ Shares with put and call options (Note 13)	viii)	(7,553)	(43,950)	(96,001)	**(147,504)**
▹ Conversion to successful efforts method of accounting		-	17,206	(1,072)	**16,134**
▹ Depreciation on oil and gas assets	v)	-	2,687	(482)	**2,205**
▹ Capitalisation of borrowing costs	iii)	-	4,892	2,878	**7,770**
▹ Impairment on downstream assets		-	(480)	121	**(359)**
▹ Project cost capitalisation		-	(430)	430	**-**
▹ Accrued borrowing cost		-	861	111	**972**
▹ Revaluation of financial investments	iv)	-	611	(22,225)	**(21,614)**
▹ Derivative financial instruments, net of deferred tax	vi)	-	4,393	(13)	**4,380**
▹ Reversal of accrued foreign exchange losses	iv)	-	(913)	913	**-**
▹ Maintenance cost capitalisation under IAS 16	ix)	-	-	2,103	**2,103**
▹ Share-based payment		-	1,577	29	**1,606**
▹ Other		-	237	(117)	**120**
31 December, 2005 – IFRS MOL Group		**94,020**	**644,340**	**244,919**	**983,279**

i) Provisions

As capitalization of field abandonment provision on tangible assets of the respective fields was not allowed in HAS, it was required to be charged to the income statement when incurred. Starting from 2005, based on paragraph 4.4 of Act on Accounting MOL's HAS reporting has changed in this respect and follows the accounting treatments required by IFRS, which has been made obligatory by paragraph 10.5 of the Act with respect to the consolidated financial statements of the Group. Since HAS still does not define discounting, the unwinding of discount on provisions, accounted for as interest expense under IFRS, is charged to operating expenses in financial statements prepared according to Hungarian accounting rules.

ii) Deferred taxation

IFRS requires the recognition of a deferred tax asset or liability for all taxable temporary differences, which will result in taxable amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. HAS does not recognise the concept of deferred taxation.

iii) Capitalisation of borrowing costs

IFRS allows capitalisation of borrowing costs directly attributable to the acquisition or construction of an asset. Borrowing costs may belong to either dedicated or general loan facilities and may include exchange differences to the extent that they are an adjustment to interest. HAS requires the capitalization of interests and foreign exchange differences, regardless of the extent of the latter, incurred only on dedicated borrowings.

iv) Foreign exchange accounting

Under IFRS, monetary assets and liabilities denominated in foreign currency need to be valued at year-end exchange rate with the resulting difference reflected in income. HAS implemented a different approach, the overall net unrealised foreign exchange gain has to be deferred to cover net foreign exchange losses in following accounting periods. With effect from 1 January, 2003 HAS treatment for the above mentioned item has changed so the deferred net unrealised foreign exchange gain cumulated until the end of 2002 should be reversed in any of

the next five years. HAS allows the deferral of unrealised foreign exchange losses on construction loans limited to the overall unrealised net loss during the accounting period. In addition HAS treats foreign currency denominated investments as monetary assets, thus such investments are subject to exchange valuation at year end.

v) Depreciation of production assets

Under IFRS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field. Prior to 31 December, 1996 MOL Plc depreciated production assets on a straight-line basis over the estimated useful life of the assets.

vi) Derivative financial instruments

Simultaneously with the adoption of IAS 39, HAS also implemented certain procedures regarding the accounting treatment of derivatives. However, the concept of embedded derivatives has not been introduced under HAS.

vii) Treasury shares

Under IFRS the nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on these transactions, are recorded directly in reserves. Under HAS treasury shares are treated as securities held for trading, the effect of treasury share transactions is recognized in the income statement of the period.

viii) Shares with put and call options

IFRS requires classification of financial instruments as liability if a contractual obligation exist to deliver cash to the other party under conditions that are potentially unfavourable to the issuer. The shares purchased by BNP Paribas from its previous owners together with call and put options (originally issued in the Slovnaft acquisition, see Note 13) meet this definition. As a consequence, these shares are treated as compound financial instruments the liability part of which is recorded as Trade and other payables (see Note 18). Under HAS, these shares are presented as equity.

ix) Maintenance cost

In accordance with IAS 16, the cost of regular major inspections is included in the carrying amount of property, plant and equipment that should be depreciated over the period until the next major inspection takes place. HAS requires such costs to be expensed when incurred.

Net proved developed and undeveloped reserves

	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
Major domestic fields and remaining other properties						
31 December, 2000	**32,215.0**	**1,138.0**	**9,479.0**	**71.6**	**38,333.0**	**289.4**
Revision of previous estimates	2,327.9	82.1	454.7	3.4	1,926.3	14.5
Extension and discoveries	2,828.4	99.8	1,714.5	12.9	4,135.9	31.2
Production	(3,101.3)	(109.5)	(978.5)	(7.4)	(3,629.0)	(27.4)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
31 December, 2001	**34,270.0**	**1,210.4**	**10,669.7**	**80.5**	**40,766.2**	**307.7**
Revision of previous estimates	(2,189.0)	(77.0)	100.0	0.8	(1,864.0)	(13.9)
Extension and discoveries	1,016.0	36.0	0.0	0.0	948.0	7.1
Production	(2,932.0)	(104.0)	(956.0)	(7.2)	(3,443.0)	(26.0)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
31 December, 2002	**30,165.0**	**1,065.4**	**9,813.7**	**74.1**	**36,408.0**	**274.9**
Revision of previous estimates	(1,461.2)	(51.6)	(744.3)	(5.6)	(1,605.2)	(12.1)
Extension and discoveries	1,237.9	43.7	634.1	4.7	1,769.8	13.4
Production	(2,298.6)	(81.2)	(1,013.2)	(7.6)	(3,027.5)	(22.9)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
31 December, 2003	**27,643.1**	**976.3**	**8,690.3**	**65.6**	**33,545.1**	**253.3**
Revision of previous estimates	(6,139.5)	(216.8)	(121.2)	(0.9)	(4,744.5)	(35.8)
Extension and discoveries	863.6	30.5	64.4	0.5	817.0	6.2
Production	(855.0)	(30.2)	(973.8)	(7.4)	(1,722.5)	(13.0)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
31 December, 2004	**21,512.2**	**759.8**	**7,659.8**	**57.8**	**27,895.1**	**210.6**
Revision of previous estimates	(1,367.4)	(48.3)	(1,563.8)	(11.8)	(3,508.6)	(26.5)
Extension and discoveries	801.6	28.3	397.9	3.0	1,299.1	9.8
Production	(1,648.3)	(58.3)	(852.7)	(6.4)	(2,271.9)	(17.2)
Purchase/sale of minerals in place	(84.4)	(3.0)	0.0	0.0	(70.5)	(0.5)
31 December, 2005	**19,213.7**	**678.5**	**5,641.2**	**42.6**	**23,343.2**	**176.2**

Net proved developed and undeveloped reserves

	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
Reserves in abroad						
31 December, 2000	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Revision of previous estimates						
Extension and discoveries						
Production						
Purchase/sale of minerals in place						
31 December, 2001	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Revision of previous estimates						
Extension and discoveries						
Production						
Purchase/sale of minerals in place						
31 December, 2002	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Revision of previous estimates						
Extension and discoveries						
Production			(490.3)	(3.6)	(490.3)	(3.6)
Purchase/sale of minerals in place			2649.7	19.3	2649.7	19.3
31 December, 2003	**0.0**	**0.0**	**2,159.4**	**15.7**	**2,159.4**	**15.7**
Revision of previous estimates						
Extension and discoveries						
Production			**(877.7)**	**(6.4)**	**(877.7)**	**(6.4)**
Purchase/sale of minerals in place			**2,778.4**	**20.2**	**2,778.4**	**20.2**
31 December, 2004	**0.0**	**0.0**	**4,060.0**	**29.5**	**4,060.0**	**29.5**
Revision of previous estimates			2,105.0	15.3	2,105.0	15.3
Extension and discoveries			0.0	0.0	0.0	0.0
Production			(1,004.0)	(7.3)	(1,004.0)	(7.3)
Purchase/sale of minerals in place						
31 December, 2005			**5,161.0**	**37.5**	**5,161.0**	**37.5**

Net proved developed and undeveloped reserves

	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
Total (domestic+int') hydrocarbon reserves as of 31 December, 2001	**34,270.0**	**1,210.4**	**10,669.7**	**80.5**	**40,766.2**	**307.7**
Total (domestic+int') hydrocarbon reserves as of 31 December, 2002	**30,165.0**	**1,065.0**	**9,814.0**	**74.0**	**36,408.0**	**274.9**
Total (domestic+int') hydrocarbon reserves as of 31 December, 2003	**27,643.1**	**976.3**	**10,849.7**	**81.3**	**35,704.5**	**269.0**
Total (domestic+int') hydrocarbon reserves as of 31 December, 2004	**21,512.2**	**759.8**	**11,719.9**	**87.3**	**31,955.2**	**240.2**
Total (domestic+int') hydrocarbon reserves as of 31 December, 2005	**19,213.7**	**678.5**	**10,802.3**	**80.1**	**28,504.3**	**213.8**

Average production costs*	2001	2002	2003	2004	2005
Crude oil					
USD/Bbl	5.54	6.44	6.57**	6.11**	6.28**
Natural gas					
USD/MMcf	400.2	508.5	629.4	858.7	937.7

* incl. DD&A

** incl. ZMB

Exploration data

	2001	2002	2003	2004	2005
Wells tested*	**26 (2)**	**17 (2)**	**94 (71)**	**121 (102)**	**41 (28)**
of which exploration wells (of which foreign)	16 (2)	9 (2)	14 (1)	8 (1)	12 (2)
crude oil (of which foreign)	2	0 (0)	2 (0)	0 (0)	1 (0)
natural gas (of which foreign)	5 (1)	2 (1)	3 (0)	1 (0)	2 (1)
dry well (of which foreign)	9 (1)	7 (1)	9 (1)	7(1)	9 (1)
of which development wells (of which foreign)	10	8 (0)	80 (70)	43 (31)	29 (26)
crude oil (of which foreign)	10	6 (0)	76 (70)	31 (31)	29 (26)
natural gas (of which foreign)	0	2 (0)	4 (0)	12 (0)	0
dry well (of which foreign)	0	0 (0)	0 (0)	0 (0)	0

* including ZMB in 2003-2004

Hydrocarbon production (gross figures) (kt)

	2001	2002	2003	2004	2005
Crude oil (domestic)	1,064	1,050	1,134	1,077	947
Crude oil (international)			621	1,148	1,369
Condensates	270	245	219	229	206
LPG	195	192	206	220	206
Other gas products	42	42	50	52	51

Natural gas sales, million cubic metre

	2001	2002	2003	2004	2005
Domestic production (net dry)	3,226	3,101	2,940	3,015	2,966
Imported gas	9,587	10,700	12,189	10,982	11,515
Change in storage	544	(411)	(541)	(10)	(164)
o/w domestic	101	(442)	(44)	(218)	(291)
o/w import	443	31	(497)	208	127
Total sources	**13,358**	**13,390**	**14,588**	**13,987**	**14,317**
Sales to gas distribution companies	9,800	9,531	10,645	10,535	10,791
Sales to power sector	1,880	2,277	2,393	2,256	2,095
Sales to industrial and other users	1,173	1,074	904	500	607
Losses and own consumption*	505	508	646	696	824
Total sales and losses	**13,358**	**13,390**	**14,588**	**13,987**	**14,317**

* including sales to TVK in 2003 and in 2004

Natural gas prices, HUF/m^3

	2001	2002	2003	2004	2005
Average import price	39.3	28.3	31.8	30.5	42.9
Average MOL selling price	25.9	28.0	30.1	39.1	46.5
Wholesale price to GDCs	24.5	26.3	28.9	40.0	47.5
Wholesale price to industry/power	30.5	33.0	33.9	35.4	42.5

Natural gas closing inventory in storage (mobile) million m³	2001	2002	2003	2004	2005
Domestic	392.5	348.1	377.9	512.3	506.9
Imported	1,359.4	1,724.0	2,112.7	1,889.7	1,925.7
Imported (Third parties)				12.4	30.8
Total	**1,751.9**	**2,072.1**	**2,490.6**	**2,414.4**	**2,463.4**

Crude oil processing, kt	2001	2002	2003	2004	2005
Domestic crude oil	1,002	1,001	1,092	980	908
Imported crude oil	5,840	4,989	9,396	11,054	11,503
Total crude oil processing	**6,842**	**5,990**	**10,488**	**12,034**	**12,411**
Condensates processing	259	223	219	231	210
Other feedstock	773	1,202	1,247	1,933	2,309
Total throughput	**7,874**	**7,415**	**11,954**	**14,198**	**14,930**
Contract and joint processing	0	0	0	0	0
Average distillation capacity used Duna Refinery %	74	85	85	86	91
Average distillation capacity used Slovnaft %			97	94	95

Crude oil product sales, kt	2001**	2002**	2003***	2004	2005
Domestic sales	**4,472**	**4,061**	**4,066**	**3,892**	**4,065**
Gas and heating oils	1,692	1,735	1,766	1,808	1,919
Motor gasolines	1,130	1,133	1,189	1,159	1,148
Fuel oils	1.146	567	478	238	166
Bitumen	202	234	183	165	244
Lubricants	49	38	32	25	26
Other products	253	354	418	497	562
Sales in Slovakia		**248**	**1,188**	**1,408**	**1,378**
Gas and heating oils		47	562	690	719
Motor gasolines		115	419	467	420
Lubricants		2	18	20	15
Bitumen		6	60	58	96
Other products		78	129	173	128
Export sale	**2,258**	**2,296**	**4,635**	**5,836**	**6,004**
Gas and heating oils	995	1,304	2,613	3,150	3,264
Motor gasolines	546	396	1,153	1,554	1,534
Lubricants (with base-oil)	72	65	80	94	115
Bitumen	104	105	152	167	191
Other products	541	426	637	871	900
Total crude oil product sales	**6,730**	**6,605**	**9,889**	**11,136**	**11,447**

* MOL Group

** MOL Group without petrochemical feedstock

*** MOL Group with Slovnaft from 1 April

Petrochmical production kt

	2001	2002	2003*	2004	2005
ethylene	359	365	489	595	796
LDPE	107	113	220	294	284
HDPE	184	194	188	195	353
PP	260	278	330	370	441

* MOL Group with Slovnaft from 1 April

Petrochemical sales kt

	2001	2002	2003*	2004	2005
Domestic sales	381	397	393	430	468
Slovakia		10	79	77	69
Export sales	398	412	624	550	757
Total product sales	**779**	**819**	**1,096**	**1,057**	**1,294**

* MOL Group with Slovnaft from 1 April

Average headcount, person

	2001**	2002	2003***	2004	2005
Exploration and Production	2,203	2,154	2,024	1,682	1,502
Refining and Marketing*	6,077	4,454	3,160	3,045	2,953
Gas*	672	676	624	10	6
Corporate Services	1,004	688	531	528	580
Headquarters and other	526	541	709	578	489
MOL Plc total	**10,482**	**8,513**	**7,048**	**5,843**	**5,530**
Subsidiaries	**7,027**	**6,759**	**8,884**	**10,617**	**10,056**
MOL Group	**17,509**	**15,272**	**15,932**	**16,460**	**15,586**

* In 2001 headcount of gas transmission was transferred from Refining and Marketing to Gas division

** corrected with TVK

*** with Slovnaft from 1 April

Closing headcoun

	2001**	2002	2003***	2004	2005
MOL Plc	9,390	7,296	6,539	5,546	5,348
Subsidiaries	7,048	5,636	9,327	9,919	9,312
MOL Group	**16,438**	**12,932**	**15,866**	**15,465**	**14,660**

** corrected with TVK

*** with Slovnaft from 1 April

(IFRS)

Consolidated Income Statements for the Years Ended 31 December	2001 HUF millions	2002 HUF millions	2003 HUF millions	2004 HUF millions	2005 HUF millions	2005 USD millions
Net sales and other operating revenues	**1,190,143**	**1,166,930**	**1,524,039**	**1,971,956**	**2,473,614**	**12,390**
Total operating expenses	1,193,320	1,109,761	1,440,968	1,723,185	2,169,178	10,865
Operating profit	(3,177)	57,169	83,071	248,771	304,436	1,525
Net income	**1,241**	**65,262**	**99,981**	**208,570**	**244,919**	**1,227**

Consolidated Balance Sheets as at 31 December	2001 HUF millions	2002 HUF millions	2003 HUF millions	2004 HUF millions	2005 HUF millions	2005 USD millions
Non-current assets	635,897	630,721	1,091,774	1,101,385	1,344,176	6,733
Current assets	372,745	328,763	440,961	533,495	684,659	3,429
Total assets	**1,008,642**	**959,484**	**1,532,735**	**1,634,880**	**2,028,835**	**10,162**
Shareholders' equity	367,081	405,441	523,869	734,170	983,279	4,925
Minority interest	74,063	68,714	155,752	67,955	70,359	352
Non-current liabilities	265,957	195,035	430,995	319,716	427,979	2,144
Current liabilities	301,541	290,294	422,119	513,039	547,218	2,741
Total liabilities and shareholders' equity	**1,008,642**	**959,484**	**1,532,735**	**1,634,880**	**2,028,835**	**10,162**

Consolidated Stetements of Cash Flows for the Years Ended 31 December	2001 HUF *millions*	2002 HUF *millions*	2003 HUF *millions*	2004 HUF *millions*	2005 HUF *millions*	2005 USD *millions*
Net cash provided by operating activities	**71,412**	**167,845**	**203,158**	**324,381**	**282,159**	**1,413**
Net cash used in investing activities	(45,343)	(65,213)	(298,529)	(224,811)	(259,461)	(1,300)
Net cash provised/(used) by financing activities	(6,292)	(118,292)	114,639	(75,657)	(49,472)	(248)
Net (decrease)/increase in cash	**19,777**	**(15,660)**	**19,268**	**23,913**	**(26,774)**	**(134)**

Supplementary oil and gas industry disclosures required by US GAAP SFAS 69 (unaudited)

A) Reserves

Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Oil and gas reserves cannot be measured exactly since estimation involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

MOL's proved hydrocarbon reserves do not include MOL's share in INA's reserves, as a reserve valuation in accordance with FASB 69 was not available on INA reserves for 31 December, 2005 or for previous years.

Estimated net proved reserves of crude oil and natural gas liquids at the end of the year and the changes in such reserves during the year are set out below.

	Crude oil and condensate (kt)					Natural gas liquids (million m³)				
	Consolidated companies			Associated companies		Consolidated companies			Associated companies	
	Hungary	Foreign	Total		Total	Hungary	Foreign	Total		Total
Reserves at 31 December, 2003	**12,655**	**2,160**	**14,815**	**-**	**14,815**	**26,199**	**-**	**26,199**	**-**	**26,199**
Revision of previous estimates	(374)	2,778	2,405	-	2,405	(6,669)	-	(6,669)	-	(6,669)
Extensions and discoveries	31	-	31	-	31	284	-	284	-	284
Improved recovery	109	-	109	-	109	553	-	553	-	553
Purchase of minerals	-	-	-		-	-		-		-
Sales of minerals	-	-	-	-	-	-	-	-	-	-
Production	(1,321)	(878)	(2,199)	-	(2,199)	(511)	-	(511)	-	(511)
Reserves at 31 December, 2004	**11,100**	**4,060**	**15,160**	**-**	**15,160**	**19,856**	**-**	**19,856**	**-**	**19,856**
Revision of previous estimates	(1,991)	2,105	114	-	114	(1,903)	-	(1,903)	-	(1,903)
Extensions and discoveries	176	-	176	-	176	132	-	132	-	132
Improved recovery	346	-	346	-	346	591	-	591	-	591
Purchase of minerals	-	-	-		-	-		-		-
Sales of minerals	(6)	-	(6)	-	(6)	(83)	-	(83)	-	(83)
Production	(1,131)	(1,004)	(2,135)	-	(2,135)	(1,420)	-	(1,420)	-	(1,420)
Reserves at 31 December, 2005	**8,495**	**5,161**	**13,656**	**-**	**13,656**	**17,172**	**-**	**17,172**	**-**	**17,172**
Proved developed reseves as of										
31 December, 2003	6,739	2,159	8,898	-	8,898	12,048	-	12,048	-	12,048
31 December, 2004	6,109	4,060	10,169	-	10,169	8,623	-	8,623	-	8,623
31 December, 2005	5,869	5,161	11,030	-	11,030	11,733	-	11,733	-	11,733

		Crude oil, condensate and natural gas liquids (kt equals)			
		Consolidated companies		Associated	
	Hungary	Foreign	Total	companies	Total
Reserves at 31 December, 2003	**33,545**	**2,160**	**35,705**	**-**	**35,705**
Revision of previous estimates	(4,745)	2,778	(1,966)	-	(1,966)
Extensions and discoveries	271	-	271	-	271
Improved recovery	546	-	546	-	546
Purchase of minerals	-	-	-	-	-
Sales of minerals	-	-	-	-	-
Production	(1,722)	(878)	(2,600)	-	(2,600)
Reserves at 31 December, 2004	**27,895**	**4,060**	**31,955**	**-**	**31,955**
Revision of previous estimates	(3,509)	2,105	(1,404)	-	(1,404)
Extensions and discoveries	285	-	285	-	285
Improved recovery	1,014	-	1,014	-	1,014
Purchase of minerals	-	-	-	-	-
Sales of minerals	(71)	-	(71)	-	(71)
Production	(2,272)	(1,004)	(3,276)	-	(3,276)
Reserves at 31 December, 2005	**23,343**	**5,161**	**28,504**	**-**	**28,504**
Proved developed reseves as of					
31 December, 2003	15,998	2,160	18,158	-	18,158
31 December, 2004	12,873	4,060	16,933	-	16,933
31 December, 2005	15,883	5,161	21,044	-	21,044

B) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion, amortisation and impairment at 31 December are shown in the table below:

		Consolidated companies		Associated	
HUF million	**Hungary**	**Foreign**	**Total**	**companies**	**Total**
At 31 December, 2003					
Gross value	219,024	34,564	253,588	-	253,588
Proved properties	219,024	34,564	253,588	-	253,588
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	134,176	5,240	139,416	-	139,416
Net capitalised costs	**84,848**	**29,324**	**114,172**	**-**	**114,172**
At 31 December, 2004					
Gross value	229,066	38,103	267,169	-	267,169
Proved properties	229,066	38,103	267,169	-	267,169
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	146,819	11,377	158,196	-	158,196
FX differences	-	931	931	-	931
Net capitalised costs	**82,247**	**27,657**	**109,904**	**-**	**109,904**
At 31 December, 2005					
Gross value	237,814	46,836	284,650	-	284,650
Proved properties	237,814	46,836	284,650	-	284,650
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	157,603	20,461	178,064	-	178,064
FX differences	-	3,014	3,014	-	3,014
Net capitalised costs	**80,211**	**29,390**	**109,601**	**-**	**109,601**

C) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or expensed directly, are shown in the table below.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December, 2003					
Acquisition of properties	212	22,701	22,913	-	22,913
Proved	212	22,701	22,913	-	22,913
Unproved	-	-	-	-	-
Exploration	9,628	3,172	12,800	-	12,800
G&G	3,485	935	4,420	-	4,420
Drilling	6,101	1,672	7,773	-	7,773
Rental fee, other	42	565	607	-	607
Development	9,238	8,603	17,841	-	17,841
Total costs incurred	**19,078**	**34,476**	**53,554**	**-**	**53,554**
For year ended 31 December, 2004					
Acquisition of properties	4	608	612	-	612
Proved	-	-	-	-	-
Unproved	4	608	612	-	612
Exploration	9,295	3,594	12,889	-	12,889
G&G	3,283	911	4,194	-	4,194
Drilling	5,976	1,699	7,675	-	7,675
Rental fee, other	37	984	1,021	-	1,021
Development	8,548	4,147	12,695	-	12,695
Total costs incurred	**17,847**	**8,349**	**26,196**	**-**	**26,196**
For year ended 31 December, 2005					
Acquisition of properties	-	3,935	3,935	-	3,935
Proved	-	-	-	-	-
Unproved	-	3,935	3,935	-	3,935
Exploration	10,207	4,983	15,190	-	15,190
G&G	3,437	2,381	5,818	-	5,818
Drilling	6,738	2,042	8,780	-	8,780
Rental fee, other	32	560	592	-	592
Development	6,797	3,815	10,612	-	10,612
Total costs incurred	**17,004**	**12,733**	**29,737**	**-**	**29,737**

D) Earnings

Earnings of Group companies from exploration and production activities excluding financing costs and related tax effects.

HUF million	Hungary	Consolidated companies Foreign	Total	Associated Companies	Total
For year ended 31 December, 2003					
Sales	93,879	12,757	106,636	-	106,636
Third parties	600	12,757	13,357	-	13,357
Intra-group	93,279	-	93,279	-	93,279
Production costs	(18,647)	(1728)	(20,375)	-	(20,375)
Exploration expense	(6,443)	(3,174)	(9,617)	-	(9,617)
Dd&a	(18,028)	(2,579)	(20,607)	-	(20,607)
Other income/(costs)	(2,207)	(2,643)	(4,850)	-	(4,850)
Earnings before taxation	48,555	2,633	51,187	-	51,187
Taxation	-	(546)	(546)	-	(546)
Earnings from operation	**48,555**	**2,087**	**50,641**	**-**	**50,641**
For year ended 31 December, 2004					
Sales	102,076	30,277	132,353	-	132,353
Third parties	1,131	30,277	31,408	-	31,408
Intra-group	100,945	-	100,945	-	100,945
Production costs	(18,476)	(795)	(19,271)	-	(19,271)
Exploration expense	(6,160)	(1,317)	(7,477)	-	(7,477)
Dd&a	(16,491)	(6,114)	(22,605)	-	(22,605)
Other income/(costs)	(2,748)	(18,091)	(20,839)	-	(20,839)
Earnings before taxation	58,201	3,960	62,162	-	62,162
Taxation	(8,648)	(3,072)	(11,720)	-	(11,720)
Earnings from operation	**49,554**	**888**	**50,442**	**-**	**50,442**
For year ended 31 December, 2005					
Sales	140,270	51,253	191,523	-	191,523
Third parties	101,773	51,253	153,026	-	153,026
Intra-group	38,497	-	38,497	-	38,497
Production costs	(19,970)	(1,788)	(21,757)	-	(21,757)
Exploration expense	(8,431)	(4,983)	(13,413)	-	(13,413)
Dd&a	(16,268)	(9,084)	(25,352)	-	(25,352)
Other income/(costs)	(2,751)	(13,233)	(15,984)	-	(15,984)
Earnings before taxation	92,850	22,166	115,016	-	115,016
Taxation	-	(6,441)	(6,441)	-	(6,441)
Earnings from operation	**92,850**	**15,725**	**108,575**	**-**	**108,575**

1) Other income/cost was corrected by the administration cost inside mol plc in every year.

E/1) Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows from production of proved reserves was developed as follows:

1. Estimates are made of quantities of proved reserves and the future periods which they are expected to be produced based on year-end economic conditions.
2. The estimated future cash in-flows from proved reserves are determined based on year-end prices.
3. The future cash flows are reduced by estimated production costs (including transportation costs and production taxes), future development and other, mainly abandonment and maintenance costs. All estimates are based on year-end economic conditions.
4. Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after allowing for tax deductible items (such as tax written down value of oil and gas producing assets) and future income tax credits.
5. Future net cash flows have been discounted at 10 percent in accordance with SFAS 69.

The standardised measure of discounted future net cash flows does not purport nor should it be interpreted to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and risks inherent in reserves estimate.

	2003			2004			2005		
	Consolidated companies			Consolidated companies			Consolidated companies		
HUF million	**Hungary**	**Foreign**	**Total**	**Hungary**	**Foreign**	**Total**	**Hungary**	**Foreign**	**Total**
Future cash inflows	1,253,316	52,905	1,306,220	1,064,107	74,774	1,138,881	1,647,975	176,514	1,824,489
Future production costs	(240,371)	(11,462)	(251,833)	(220,696)	(10,814)	(231,510)	(283,637)	(40,502)	(324,139)
Future development and other costs	(139,799)	-	(139,799)	(165,725)	-	(165,725)	(136,617)	(9,763)	(146,379)
Future tax expense	(106,354)	(7,206)	(113,560)	(98,480)	(13,433)	(111,913)	(197,566)	(27,835)	(225,401)
Future net cash flows	766,792	34,237	801,029	579,206	50,527	629,733	1,030,155	98,415	1,128,570
Effect of discounting	(345,750)	(9,316)	(355,066)	(276,487)	(11,354)	(287,841)	(459,050)	(35,067)	(494,118)
Standardised measure of discounted future cash flows	**421,042**	**24,920**	**445,962**	**302,719**	**39,173**	**341,892**	**571,104**	**63,347**	**634,452**

E/2) Change in standardised measure of discounted future cash flows

HUF million	Consolidated companies Hungary	Consolidated companies Foreign	Consolidated companies Total	Associated companies	Total
At 31 December, 2003	**421,042**	**24,920**	**445,962**	**-**	**445,962**
Net changes in prices and production costs	(78,104)	(8,809)	(86,913)	-	(86,913)
Sales and transfers of oil and gas, net of production costs during the year	(82,469)	(11,409)	(93,878)	-	(93,878)
Development and other costs incurred during the year	14,678	3,304	17,981	-	17,981
Net cash from extensions, discoveries and improved recovery	9,049	-	9,049	-	9,049
Development and other cost related to future production	(12,915)	(3,304)	(16,219)	-	(16,219)
Purchase/Sale of minerals in place	-	-	-	-	-
Revisions of previous reserve estimate	(23,044)	36,593	13,549	-	13,549
Accretion of discount	47,783	3,021	50,804	-	50,804
Net change in income tax	6,699	(5,142)	1,557	-	1,557
At 31 December, 2004	**302,719**	**39,173**	**341,892**	**-**	**341,892**
Net changes in prices and production costs	511,966	33,458	545,424	-	545,424
Sales and transfers of oil and gas, net of production costs during the year	(120,300)	(32,675)	(152,975)	-	(152,975)
Development and other costs incurred during the year	13,240	3,806	17,046	-	17,046
Net cash from extensions, discoveries and improved recovery	18,784	-	18,784	-	18,784
Development and other cost related to future production	11,013	(10,481)	532	-	532
Purchase/Sale of minerals in place	(433)	-	(433)	-	(433)
Revisions of previous reserve estimate	(141,436)	33,342	(108,094)	-	(108,094)
Accretion of discount	35,281	4,960	40,241	-	40,241
Net change in income tax	(59,730)	(8,235)	(67,966)	-	(67,966)
At 31 December, 2005	**571,104**	**63,347**	**634,452**	**-**	**634,452**





Accountable Corporate Governance

Harmony and minimalization of risk

MOL strives to adopt best international practices in corporate governance to generate exceptional value for MOL shareholders and for society.

MOL has always recognised the importance of maintaining the highest standards of corporate governance. The Company's commitment has amongst other things been demonstrated by the submission of a voluntary declaration on the Budapest Stock Exchange Corporate Governance Recommendations in March 2004. In addition, the Company made a declaration concerning the application of the corporate governance recommendations of the Warsaw Stock Exchange prior to the admission of its shares to the Warsaw Stock Exchange in December 2004. Following the original submission, the Company submits its declaration on relevant stock exchange corporate governance recommendations to both markets in each year.

MOL's corporate governance meets the requirements of the regulations of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. MOL also subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area.

MOL's corporate governance practices were rated highly in a report issued on 30 December, 2003 by Deminor Rating, the international corporate governance consultancy and rating firm. The original rating was updated in 2005. Corporate governance development made in last two years was taken into consideration and MOL has been assigned a higher overall rating.

Board of Directors

MOL's Board of Directors acts as the highest managing body of the Company and as such has collective responsibility for all corporate operations.

Its key activities are focused on achieving its aims of increasing shareholder value, improving efficiency and profitability and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, protection of the environment, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for disseminating the MOL culture, throughout the entire Group.

The principles, policies and goals take account of the specific and unique relationship that the Board represents among shareholders, the executive management and the Company. The composition of the Board appropriately reflects this, by requiring that a majority (eight of a total eleven members) must consist of non-executive directors. At present, 7 members of the Board of Directors qualify as independent on the basis of its own set of criteria and the declaration of directors.

Relationship with the shareholders

The Board is aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as in the operations of the MOL Group.

The official, formal channels of communication to the shareholders are the Annual Report and Accounts and the quarterly results reports as well as other public announcements made through the Budapest Stock Exchange (the main exchange on which the shares are listed) and the Warsaw Stock Exchange. In addition, presentations on the business, its performance and strategy are given to shareholders at the Annual General Meeting and at any extraordinary General Meetings. Road show visits are also made to various cities in the UK, the US and Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors may raise questions at any time during the year, and at any General Meeting they are entitled to ask questions or to make proposals.

MOL has an Investor Relations department which is responsible for the organisation of the above activities as well as for the day to day management of MOL's relationship with its shareholders (contact details are given in the "Shareholder Information" section at the end of this report). Extensive information is also made available on MOL's website (www.mol.hu), where there is a special section for shareholders and the financial community.

Operation of the Board of Directors

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continuing adherence to best practice standards.

The Board Charter covers:

- scope of the authority and responsibilities of the Board,
- provision of information to the Board,
- main responsibilities of the Chairman and the Deputy Chairman,
- order and preparation of Board meetings and the permanent items of the agenda,
- decision-making mechanism, and how the implementation of resolutions is monitored.

Report of the Board of Directors on its 2005 activities

In 2005 the Board of Directors held 10 meetings with an average attendance rate of 85%. Alongside regular agenda items, such as reports by the Committees' chairmen on the activities pursued since the last Board meeting, or an overview of capital market developments, the Board of Directors also individually evaluates the performance of each of the company's business units.

In harmony with the Company's strategic objectives, the Board of Directors decided on the corporate strategy for 2006-2010, the sale of two gas subsidiaries, the pur-purchase of Shell's network of filling stations in Romania, the acquisition of a further 5% stake in the Federovskoye exploration block in Kazakhstan (raising MOL's stake to 27.5%) and on the option agreements for MOL shares with APV Rt. and BNP Paribas. In the course of the year, the Board of Directors reviewed the implementation of the strategic and business objectives of the Company's business units and the potential for growth.

Committees of the Board of Directors

Certain specific tasks are carried out by the Board's Committees. These Committees have the right to approve preliminary resolutions concerning issues specified in the List of Decision-making and Authorities (LDA), which sets out the division of authority and responsibility between the Board and the executive management.

- The responsibilities of the Committees are determined by the Board of Directors.
- The Chairman of the Board of Directors may also request the Committees to perform certain tasks.

The members and chairs of the Committees are elected by the Board of Directors.

The Board allocates responsibilities to the various Committees as follows:

Audit Committee

All five members are non-executive directors

Responsibilities

- review of financial and related reports,
- monitoring the efficiency of the internal audit system,
- review of planning, scope and results of the audit,
- ensuring the independence and objectivity of the external auditor.

Corporate Governance and Remuneration Committee

Three members are non-executive directors and one is an executive director

Responsibilities

- analysis and evaluation of the activities of the Board of Directors,
- issues related to Board membership,
- promoting the relationship between shareholders and the Board,
- procedural, regulatory and ethical issues,
- reviewing corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards.

Report of the Audit Committee on its 2005 activities

In 2005, the Audit Committee had 5 meetings with a 84% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee took part in the formulation of a comprehensive, company-level risk management model.
- Internal audit: the Committee evaluated the internal audit reports.
- Financial situation: the Committee continuously monitored the Company's financial situation.

Report of the Corporate Governance and Remuneration Committee on its 2005 activities

In 2005, the Corporate Governance and Remuneration Committee had 7 meetings with a 93% average attendance rate. In addition to the issues of corporate governance and remuneration, the Committee discussed a number of key strategic topics and topics

related to the results achieved before presenting them to the Board of Directors for discussion.

Relationship between the Board and the Executive Management

The DHL sets out how the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with maximum efficiency. Guidelines of the List of Decision-making and Authorities (LDA):

- ensuring the representation and enforcement of shareholders' interests through and by the Board,
- supporting a consistent, quicker and more efficient decision-making process at corporate level,
- achieving an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements,
- decisions should be taken only when information of sufficient detail and quality is available,
- maintaining appropriate post-implementation review and control,
- implement a functional business matrix management system both at MOL and at subsidiary level.

The system laid down by the DHL is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent any deviation from, policies and strategies approved by the Board.

The structure of the List covers the Company's management levels, i.e., Management Level 1 denotes the Chairman and CEO and the GCEO. Management Levels II, III and IV represent the business unit managers and the senior managers of the subsidiaries.

The Executive Board (EB) operates as an in-between level between the Board of Directors and the above management levels. Its members are:

- Chairman and CEO
- Group Chief Executive Officer
- Group Chief Financial Officer
- Group Chief Strategic Officer.

The Executive Board provides a forum for preparing for decision-making. Members are required to offer their comments and opinions, with the Chairman-CEO taking the final decision. If the GCEO or the GCFO have a dissenting opinion, the Board of Directors takes the final decision.

The Strategic Executive Board was set up in the second half of 2004 whose members are, in addition to the members of the Executive Board:

- Managing Director of the Exploration and Production Division
- Managing Director of the Refining and Marketing Division.

The principles of operation of the Strategic Executive Board are the same as those of the Executive Board. The Board meets as frequently as necessary and its agenda covers a range of strategic issues in the key business areas.

Incentives provided for non-executive directors

Our company aims to develop an incentive system for the non executive directors, which allows – in addition to the fix remuneration - strengthening the joint interest of the participants, supporting a constant growth of long-term corporate performance and values of the MOL shares and guarantees that the directors' interests meet the interests of the shareholders of the company.

The basis of the effective incentive system for non executive directors was approved by the extraordinary general meeting (EGM) on the 1 September, 2003; updating and further refining of the system was decided by the general meetings (AGM) in 2004 and 2005.

Elements of the incentive system

Convertible bond program

In this element of the incentive system the amount of available income depends on the growth of MOL share prices on the stock exchange, thus providing the highest possible harmony between the managers' and shareholders' interests.

On the 9 October, 2003, directors participating in the program and the entitled top managers had a chance to subscribe bonds, convertible to privately issued "A" series ordinary shares, using a bank loan. For the program 1,200 bonds with 10 million HUF/bond nominal value were issued, which the entitled persons can convert into MOL shares in equal proportions within 5 years.

Board members were entitled to subscribe 25 bonds/person, committee chairmen 30 bonds/person, and the chairman of the Board of Directors (or the deputy chairman if the chairman was an employee) 35 bonds/person, respectively.

Board members, who were not entitled to participate in the initial subscription because of the respective limitation had a chance to join the program in accordance with the resolution adopted on the general meeting (AGM) on the 30 April, 2004.
Directors who are still unable to participate in the program because of restrictions by law will be compensated by our Company in cash, taking into consideration the profit that other directors can realise.

Fix remuneration

In addition to their rights to subscribe convertible bonds, the directors as of the 1 April, 2003 are provided with the following fix net remuneration, following the AGM held at any year :

Directors 25,000 EUR/year
Chairman* 41,500 EUR/year
*if the Chairman is not an non-executive director, the deputy chairman (who is an non-executive) is entitled for the remuneration

Other benefits

Directors who are not Hungarian citizens and do not have permanent address in Hungary are provided with 1,500 EUR on each Board meeting (maximum 15 times) when travelling to Hungary. Directors who are chairmen of the committees are provided with 1,000 EUR per month.

Incentive system for the top management

The Complex Incentive System for the top management in 2005 included the following elements:

- Setting and evaluating the corporate and organisation level key financial indicators (e.g. ROACE, operating cash flow, closing number of full-time employees, total operating costs, unit production, processing, operating, logistics costs, number of accidents , etc.).
- Setting and evaluating the particular individual targets connected to the responsibilities of the particular manager for the given year.
- Relative performance incentive, which is determined on the basis of the rank or rating specified by the managers' individual performances.

The maximum amount of the payment is 60-120 % of the annual base wage. The entitled manager receives a part of the amount in cash on the basis of the evaluation following the AGM , and the other half is paid in shares following a two-year vesting period thus making members of the management interested in constantly increasing the share price .

In addition to the complex incentive system, certain members of the Executive Board, top managers of MOL Plc, and some further key managers of MOL Group are also entitled to take part in the new, long-term convertible bond programme approved by the EGM of 1 September, 2003.
The following bonds were subscribed through the bond program, in October 2003:

- Members of the Executive Board (4 persons) 335 bonds
- Other top managers (4 persons) 220 bonds
- Key managers of the MOL Group (8 persons) 250 bonds

In July 2004, 3 other managers joined the program and they were entitled to buy totally 105 bonds from the bond portfolio.

In September 2004 totally 80 bonds were repurchased from 2 top managers, then in October 2004 the Chairman-CEO of the Company approved to buy totally 24 additional bonds for 2 top managers already participating in the bond program. In 2005 our company repurchased 36 bonds from a top manager.

Other fringe benefits

These include the company cars (also used for private purposes), life insurance, accident insurance, travel insurance and liability insurance, and the special health test (screening test).

Supervisory Board

The Supervisory Board is responsible for monitoring and supervising the Board of Directors, as the senior business management body of the Company, on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives; the other six are appointed by the shareholders.

The General Meeting held on 27 April, 2005 approved a new remuneration scheme for the Supervisory Board. Under the new scheme the members of the Supervisory Board receive remuneration of EUR 3,000/month, while the Chairman of the Supervisory Board receives remuneration of EUR 4,000/month. In addition to this monthly fee, the Chairman of the Supervisory Board is entitled to receive EUR 1,500 up to 15 times per annum after every meeting of the Board of Directors or a Board Committee if he participates at the meeting.

External auditors

The MOL Group was audited by Ernst & Young in both 2005 and 2004, excluding the ZMB joint venture in Russia and the operating company of the Fedorovsky Block in Kazakhstan in both years (these entities were audited by Deloitte & Touche and PricewaterhouseCoopers, respectively).

Within the framework of the audit contract, Ernst & Young performs an audit on both the standalone and consolidated financial statements, including interim financial statements for MOL Plc prepared in accordance with Law C of 2000 on Accounting and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, previously IAS). The audits of the above mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during

The year, by participating in the meetings of MOL's governing bodies and in other forms of consultation. The auditors also review the flash reports issued quarterly; however they do not perform an audit on such reports.

Ernst & Young also provided other services to MOL Plc during 2005 and 2004. Summary of the fees paid to the auditors in 2005 and 2004 are [summarized below] (HUF mn):

Increase in the audit fee of MOL Plc reflects the audit of the four interim financial statements during 2005. The main non-audit services in 2005 related to due diligence performed in respect of MOL's bid for Tüpras, the Türkish refining company and certain upstream bids. In 2004, major non-audit services included MOL's listing on the Warsaw Stock Exchange and the gas business sale.

The Board of Directors does not believe that non-audit services provided by Ernst & Young risked compromising their independence as auditors.

Fees paid to the Auditors

	2005 HUF millions	**2004 HUF millions**
Audit fee for MOL plc (including audit fee for interim financial statements)	157	98
Audit fee for subsidiaries	278	283
Other non-audit services	134	73
Tax advisory services	74	108
Total	**643**	**562**

Introducing Enterprise Risk Management at MOL

In 2005, MOL Group decided to widen significantly its existing risk management practice and to enhance the risk awareness culture across the whole organization. A standalone, central Group Risk Management (GRM) organization directly reporting to the GCFO was established and at the end of 2005 implementation of Enterprise Risk Management (ERM) concept started.

ERM has strongly built on the already existing and competent Financial Risk Management function of MOL

Previously, Risk Management of the MOL Group operated as a central function inside Group Treasury, managing financial risks and purchasing insurance.

- Financial (FX, interest rate and commodity price) risks have been measured with an integrated model using Monte Carlo simulating, managed with risk mitigation tools (such as swaps, forwards and options) and reported at integrated group level, taken into account portfolio effect and limits linked to strategic and financial objectives.
- Insurance program of MOL, TVK and Slovnaft has been operated centrally – and since 2002, jointly – by Risk Management. It covers the most relevant operational exposures and as being a joint program for the whole group, exploits considerable synergy effects also.


Human capital
Corporate reputation
Market risk
Credit risk
Operational cash flow
FINANCIAL RISKS
Impact on Shareholder Value
STRATEGIC RISKS
Decrease in market volume demand
Decrease in market share
Price erosion
Increasing costs
Success of acquisitions
Long term crude supply disruption
Changes in regulatory environment
Facility disruption
IT system breakdown
Logistic disruption
Enviromental accidents
Criminal activity
OPERATIONAL RISKS

Enterprise Risk Management – a state-of-the-art risk concept with broad applicability to increase corporate value

Core initiative of the concept is to measure, manage and report different classes of risks (financial, operational and strategic) based on a common methodology and on consolidated basis.

The ERM process points to the possible risks and so enhances the risk awareness culture and discovers risk-return attributes of business units, projects and decisions. Quantification of risks enables the company to understand sources and nature of different kind of risks better. As a result, senior management can more effectively focus on the risks that significantly impact the performance of company, and they can determine which risk factors are to be retained and which are to be mitigated. ERM also provides a framework for Business Continuity Plans, Crisis Management processes and

Implementation of Enterprise Risk Management in MOL Group


Risk appetite
Fully defined risk appetite linked to strategic planning
Alignment of risk-taking capacity with strategic goals
Capital allocation
Risk based approval criteria for budgeting/CAPEX allocation
Future developments
Decision support
Develop risk mitigation plans based on quantification output
Use quantitative risk metrics to improve decision-making by optimising risk-return trade-offs
Portfolio Model Rollout (2006)
Risk quantification and ERM rollout
Quantification of all risks, across all business units
ERM concept rolled out across MOL
GRM team in place and trained
Rollout (2006)
ERM development
Risk identification and concept development
Identify key risks and underlying drivers
Define ERM concept (reporting, link to processes, organisational support)
Level of completion to date

other risk control programs. Together with a defined "risk appetite" of the company, ERM is a perfect tool to build a business portfolio with optimized risk-return characteristics via using results of risk quantification in budgeting/CAPEX allocation.

Implementation and regular processes of ERM require group-wide involvement led by GRM

ERM includes the following key elements:

- Identification of events and key risk drivers possibly effecting the earnings of MOL group in each business unit, quantification of probabilistic and impact metrics to calculate the magnitude of this effect (using Cash Flow @ Risk approach)
- Regular reports about the results (including the risk mitigation proposals elaborated with the Business Units, results of these actions) to the Board of Directors, Executive Board, Audit Committee and to the Management of Business Units
- Integration of the results into key decision making processes (i.e. strategic review, capital allocation, risk-return impact of particular business decisions)

Based on the previous experience of financial risk management, the new areas to be assessed group-wide are operational risks and strategic risks. The 2005 strategic planning process was already supported by the first assessment of strategic risks. The first Business Unit where operational risks were also mapped and quantified – in December 2005 – was Refining & Marketing Division. In course of 2006, the ERM methodology will be rolled out across all other business units.



Board of Directors

1. Zsolt Hernádi (46)
Chairman of the Board of Directors since 7 July, 2000, Chairman & Chief Executive Officer since 11 June, 2001, member of the Board since 24 February, 1999.
Mr. Hernádi graduated from the Faculty of Industrial Planning & Analysis at the Budapest University of Economic Sciences in 1986. Between 1989-1994 he occupied various posts at the Kereskedelmi és Hitelbank Rt., between 1992-1994 he was the deputy general manager of the financial institution. He was the chief executive officer of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001 Mr. Hernádi was a member of the Board of Directors of the Hungarian Banking Association. Since 2001 he has been a member of the European Round Table of Industrials. He is a member of the board of directors of Panrusgas Co.

2. Dr. Sándor Csányi (53)
Member of the Board of Directors as of 20 October, 2000, Vice Chairman since 2001.
Sándor Csányi, economist and university professor, was born in Jászárokszállás, Hungary, in 1953. Specialising in finance at university, he later became a licensed pricing specialist and a chartered accountant, and his first job was at the Ministry of Finance. He also worked for the Ministry of Food and Agriculture and at the Hungarian Credit Bank. From 1989 to 1992, he was Deputy CEO for the Commercial and Credit Bank (K&H), and since 1992 he has been the Chairman & CEO of the National Savings Bank (OTP). On 25 April, 2001, he was re-elected by the Shareholders' Meeting for another five-year term as Chairman & CEO of OTP Bank.He is a member of the European Board of MasterCard, one of the world's leading card companies, and president of the Central and Eastern European Regional Board of the same company, a member of the Board of the Hungarian Banking Association, and co-chairman of the National Association of Entrepreneurs and Employers (VOSZ). He is also Chairman of the Supervisory Board of two OTP Bank Group members: DSK, which is Bulgaria's largest retail bank and OTP Garancia Insurance. He is Chairman of the Board of Directors of HIF (Hungarian International Finance) Ltd. Honorary professor of the University of Western Hungary since 2004.
Dr. Sándor Csányi is a member of the Board of the European Association of Savings Banks, sits on the Administrative Council of the World Association of Savings Banks, he is a member of the International Association of Business Leaders and that of the Institut International D' Etudes Bancaires.

Other members of the Board of Directors

3. László Akar (53)
Member of the Board of Directors as of 11 October, 2002.
Graduated in 1977 from the Budapest University of Economic Sciences. Between 1977-1990 he held various positions in the National Planning Office and Ministry of Finance. Between 1994-1998 he was political state secretary in the Ministry of Finance, secretary of the Government 's Economic Committee, and deputy governor of IMF representing Hungary. Since 1998 he is general manager of GKI Economic Research Co. From 2002 he is the Chairman of the Supervisory Board of the National Bank of Hungary. In 2005 he won the Farkas Heller prize.

4. Michel-Marc Delcommune (58)
Group Chief Financial Officer between 11 October, 1999 and 1 September, 2004. At present Group Chief Strategic Officer, member of the Board of Directors since 28 April, 2000.
Mr Delcommune earned a degree in Chemical Engineering at the University of Liege, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarily responsible for Corporate Finance and Insurance as senior vice-president and chief financial officer. From 1999 he served in addition as human resources director and handled the successful merger PetroFina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK Rt. He is a Belgian citizen.

5. Dr. Miklós Dobák (51)
Member of the Board of Directors as of 29 May, 1996 at the recommendation of international institutional investors.
Dr. Dobák graduated from the Budapest University of Economic Sciences in 1979.His scholarships abroad included Cologne University (1983-84), Stanford University (1990), Harvard Business school PMD (1992) and Wharton Business School (1993). Professor Dobák has a PhD in economic sciences. He is the director of the Institute of Management and head of the Department of Management and Organisation at the Corvinus University. He is an international partner of Horváth & Partners Consulting Company.

6. Dr. Gábor Horváth (50)
Member of the Board of Directors since 24 February, 1999.
Dr. Horváth graduated from the Faculty of Law of the Eötvös Loránd University

of Sciences in 1979. He has been heading an independent attorney office since 1990. His main activities concern corporate law, corporate financial law and company organisation law. He is member of the Supervisory Board of OTP Bank Rt. and the CD Hungary Rt. Member of the Board of Directors of Antenna-Torony Rt.

7. Miklós Kamarás (61)

Member of the Board of Directors as of 11 October, 2002.

Graduated from the Technical College of Machinery, then from the Budapest University of Economic Sciences. Registered auditor and tax advisor. Between 1972-1990 held various senior positions at ÉPGÉP Co., finishing as CEO. Between 1995-1998 deputy general manager of ÁPV Rt. (Hungarian Privatisation and State Holding Co.). From 1998 worked as partner in Deloitte & Touche Hungary and head of other auditor firms. Between 2002 - 2004 CEO of ÁPV Rt. *Member of the Board of Directors of ÁPV Rt. Chairman of the* Board of Directors of Budapest Airport Rt. until 30 May, 2005. At present he is Chairman of the Supervisory Board of BAUGÉP Kft.

8. Dr. Ernő Kemenes (66)

Member of the Board of Directors since 11 October, 2002.

Graduated from the Budapest University of Economic Sciences in 1962, then earned his Ph.D. in Economics in 1965. Lecturer, then head of department in the Budapest University of Economic Sciences from 1963. Held various senior positions in the National Planning Office, Ministry of Education and Culture, and the Office of the Prime Minister between 1968-1997. Head of the National Planning Office between 1987-1990. Head of Deloitte & Touche Hungary and one of the leading managers in the Central/Eastern European Region between 1992-2001. Member of the Council of the Hungarian National Bank between 1992-1998. Retired university professor at the Budapest University of Economic Sciences and Public Administration. Participates in preparing the country reports for the OECD, EU and IMF. Member of the Supervisory Board at the B.I.L. Kft and at the Reneal Kft.

9. György Mosonyi (57)

Group CEO and member of the Board of Directors since 19 July, 1999.

Mr. Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974 he worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of commercial director. In 1991 he worked at the Shell headquarters in London. Between 1992-93 he was the managing director of Shell-Interag Kft. Between 1994-1999 he was Chairman and Chief Executive Officer of Shell Hungary Rt. During this period he became the Chairman of Shell's Central and Eastern European Region, and also, in 1998, the Chief Executive Officer of Shell Czech Republic. He is the Chairman of TVK Rt. and Chairman of the Board of Directors at the AEGON Hungary Általános Biztosító Rt. Member of the Supervisory Board of the INA d.d. President of the Association of Joint Ventures and vice-chairman of the Hungarian Chamber of Commerce and Industry.

10. Iain Paterson (59)

Member of the Board of Directors since 24 February, 1999.

Mr Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from the Harvard Business School. From 1970, he held various positions with British Petroleum Plc in Great Britain, USA and the Middle East. Between 1984 and 1998, he was *with Enterprise Oil plc, serving from 1991 as a member of the Main Board* of Directors with responsibility for international activities. He is currently also Chairman of ITE Group Plc, Chairman of Sondex plc and a non-executive director of Hunting Plc and of ArmourGroup International Plc He is a British citizen.

11. Mrs. Kálmán Simóka PhD. (60)

Member of the Board of Directors as of 11 October, 2002.

Graduated from the Budapest University of Economic Sciences in 1973, then earned her Ph.D. in Economics in 1978. Held various senior positions in the Ministry of Finance between 1975-1985. Then Director General of the State Treasury between 1995-1998, and since 2000 Chief Executive Officer and member of the Board of Directors of the Budapest Funeral Company. She is also member of the Supervisory Board of Civis Hotels Co., of Guest Co. and of the Hungarian Development Bank (MFB).


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8
2
9
4
7
6
3
11
5



Executive Board

1. Zsolt Hernádi (46)
Chairman of the Board of Directors since 7 July, 2000, Chairman & Chief Executive Officer since 11 June, 2001, member of the Board since 24 February, 1999.
Mr. Hernádi graduated from the Faculty of Industrial Planning & Analysis at the Budapest University of Economic Sciences in 1986. Between 1989-1994 he occupied various posts at the Kereskedelmi és Hitelbank Rt., between 1992-1994 he was the deputy general manager of the financial institution. He was the chief executive officer of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001 Mr. Hernádi was a member of the Board of Directors of the Hungarian Banking Association. Since 2001 he has been a member of the European Round Table of Industrials. He is a member of the board of directors of Panrusgas Co.

2. György Mosonyi (57)
Group Chief Executive Officer and member of the Board of Directors since 19 July, 1999.
Mr. Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974 he worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of commercial director. In 1991 he worked at the Shell headquarters in London. Between 1992-93 he was the managing director of Shell-Interag Kft. Between 1994-1999 he was Chairman and Chief Executive Officer of Shell Hungary Rt. During this period he became the Chairman of Shell's Central and Eastern European Region, and also, in 1998, the Chief Executive Officer of Shell Czech Republic. He is the Chairman of TVK Rt. and Chairman of the Board of Directors at the AEGON Hungary Általános Biztosító Rt. Member of the Supervisory Board of the INA d.d. President of the Association of Joint Ventures and vice-chairman of the Hungarian Chamber of Commerce and Industry.

3. Michel-Marc Delcommune (58)
Group Chief Financial Officer between 11 October, 1999 and 1 September, 2004. At present Group Chief Strategic Officer, member of the Board of Directors since 28 April, 2000.
Mr Delcommune earned a degree in Chemical Engineering at the University





of Liege, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarily responsible for Corporate Finance and Insurance as senior vice-president and chief financial officer. From 1999 he served in addition as human resources director and handled the successful merger PetroFina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK Rt. He is a Belgian citizen.

4. József Molnár (50)

Group Chief Financial Officer since 3 September, 2004.

Mr. Molnár graduated from the Budapest University of Economic Sciences in 1978. From 1978 to 2001, he held various management positions at Borsodchem Plc, including head of Pricing Department from 1982 to 1987, head of Economic Department from 1987 to 1991. Between 1991 and 2001, as Chief Financial Officer and first deputy of CEO, contributed to the crisis management and reorganisation of the company, and later to the elaboration of its vision and its privatisation. He played key role in the stock exchange listing of Borsodchem shares. He was CEO of TVK between 2001 and 2003. He was MOL Group Planning and Controlling Director until his appointment as Group CFO in September 2004. Since April 2001 he has been a member of the Board of Directors of TVK, and since January 2004 he has been a member of the Board of Directors of Slovnaft a. s.

5. Zoltán Áldott (38)

Mr. Áldott graduated from the Budapest University of Economic Sciences in 1991. Between 1990 and 1991, he was an associate at Creditum Financial Consulting Ltd., between 1992 and 1995 he held various positions at Eurocorp Financial Consulting Ltd. From 1995 to 1997, he was the manager of the Privatization department at MOL and from 1997 until 1999 he was director of Capital Markets. From 1999 Mr. Áldott served as Director of Strategy and Business Development. Since November 2000 he acted as Chief Strategy Officer and then, since June 2001 as Group Chief Strategy Officer. From September 2004 he is the Managing Director of the Exploration & Production Division at MOL.

He is also a member of the Supervisory Board of INA d.d., a member of the Board of Directors of TVK Rt. and a member of the Board of Directors of the Budapest Stock Exchange.

6. Horváth Ferenc (46)

Since November 2003, Horváth has been Managing Director of MOL Group's Refining & Marketing Division, a unit integrated with Slovnaft.

In 1984, Mr. Horváth graduated from the International Economic Relations Faculty, St. Petersburg State University, as an economist.

From 1984 until 1989, he worked for Mineralimpex, the Hungarian Foreign Trade Company for Oil and Mining Products, in the fields of crude oil and natural gas imports, and crude oil product exports.

Between 1991 and 1997, he was Managing Director of Allcom Trading Co., the Hungarian Mineralimpex-Phibro Energy joint-venture, dealing with the European trading of crude oil and crude oil products.

He joined MOL Plc in 1998 as Director - LPG Business Unit, and worked from January 2001 onwards as Sales Director, responsible for the sales of MOL's entire product range (petrol, diesel, petroleum products, bitumen, LPG, lubricants, and so on).

In 2002, he became Commercial Director, sales activities having broadened to encompass the supply of crude oil, and raw materials necessary for the refining of crude oil.


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Dr. Mihály Kupa (65)

Chairman of the Supervisory Board as of 11 October, 2002.

Graduated in 1969 from Budapest University of Economic Sciences, and earned his PhD in 1975. Between 1969-1975 he held various senior positions in the Statistical Office, between 1975-1984 in the Financial Research Institute, and between 1984-1990 in the Ministry of Finance. Between 1990 and 1993 Minister of Finance, between 1992 and 1993 vice president of the Council of Governors in the World Bank and IMF in Hungary. In 1991, then again in 1998 was elected as a member of Parliament (independent). He is member of the Supervisory Board of the National Theatre Co.

Dr. Attila Chikán (63)

Member of the Supervisory Board as of 30 April, 2004, Deputy Chairman of the Supervisory Board as of 5 December, 2005.

Graduated in 1967 from Budapest University of Economic Sciences, and earned his PhD in 1969. Since 1968 he has been working for the Budapest University of Economic Sciences. Between 1989 and 1998 he was Head of the Business Economics Department. He acted as Minister of Economics Affairs in 1998 and 1999. He was Rector of the Budapest University of Economic Sciences between 2000 and 2003. He is Doctor of Hungarian Academy of Sciences. At present he holds several positions in Hungarian and international professional organisations, and membership in editorial boards of several international journals. He is Chairman of the Supervisory Board of Richter Gedeon Rt.

Piroska Bognár (48)

Employee Representative, member of the Supervisory Board as of 11 October, 2002.

Graduated from the Pécs University of Sciences, Faculty of Human Organisation. President of the MOL Trade Union of Chemical Workers since 2001 and Managing Director of the Fókusz Kom Komáromi Training and Cultural KHT since August 2003.

John I. Charody (79)

Member of the Supervisory Board since 11 October, 2002.

Economist (M.B.E., J.P.) Worked in the Geophysical Institute of the Oil Exploration and Development Company between 1953 and 1956. Then he was a director in Australia of various companies including: Bridge Oil Ltd., Aurora Minerals, Project Mining. CEO of Winton Enterprises Pty. Ltd. and Galina Investment international consulting company. Fellow of the Institute of Australian Directors since 1971, fellow of the Australian Institute of Management since 1967, Justice of Peace since 1972. Awarded M.B.E. by Her Majesty the Queen for service to Australia in 1973. After 1990 he was appointed Minister of Commerce in Budapest by the Federal Government of Australia with regional responsibilities in 12 countries. In 1997 the President of the Republic of Hungary awarded him the Officer Cross of the Republic of Hungary for his services, improving the Australian-Hungarian financial and commercial relationship. Deputy Chairman of the Board at QBE Atlasz Insurance Private Ltd. Co. since 1997, Chairman of the Supervisory Board at Nemzeti Lakásberuházó and Ingatlanforgalmazó Ltd. Board Member of Pick Rt. and Csányi Foundation.

Slavomír Hatina (59)

Member of the Supervisory Board from 11 October, 2002

Obtained master 's degree in chemical engineering. Joined Slovnaft in 1970 and worked in various positions. From 1994 to December 2001 he held the position of Chief Executive Officer of Slovnaft a.s., Bratislava (1994-1998 CEO, 1998-2001 President). From 1994 to February 2005 Mr. Hatina has held the position of Chairman of the Board of Directors of Slovnaft,a.s. The title Doctor Honoris Causa (Honorary Doctor) was bestowed on Mr Hatina by the Slovak University of Technology in 2001. He is Chairman of the Board of Directors at the Slovintegra a.s. and Slovbena a.s. Mr Hatina is a citizen of Slovakia.

József Kudela (59)

Employee Representative, member of the Supervisory Board since 30 November, 1994.

Mr. Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been chairman of the MOL Miners Trade Union since 1989.

Dr. Sándor Lámfalussy (77)

Member of the Supervisory Board since 24 February, 1999.

Dr. Lámfalussy graduated from the University of Louvain and earned a D.Phil in economics at Nuffield College, Oxford. He was a guest professor at Yale University between 1961 and 1962. For a time he was director general of the Bank of Brussels , then between 1976 and 1993 he was a member of the management of the Bank for International Settlements, and for the last nine years the chief executive officer of the bank. From 1994 to July, 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank, and he became first a university professor than "professeur extraordinaire" at the Catholic University of Louvain (Belgium). During 2000-2001 he was the Chairman of the Committee of Wise Men on the regulation of the European security markets. The recommendations of the Committee were accepted by the European Council and are now being implemented. At present he is member of the Supervisory Board at the CNP Assurance France. He is a Belgian citizen.

János Major (54)

Employee Representative, member of the Supervisory Board since 30 November, 1994.

Earned diploma in 2003 at the University of Pécs, Faculty of Human Resources Organisation. Secretary of MOL Trade Union of Chemical Workers since 1994. Co-ordination secretary of MOL Trade Union of the Chemical Segment since 2003. Member of the Legal, Administration and Employment Committee of the Municipality of Százhalombatta since 2002, and the Supervisory Board of Fókusz Kom Komáromi Training and Cultural KHT. since 2003.

István Vásárhelyi (55)

Member of MOL Group Supervisory Board since 27 April, 2005.

István Vásárhelyi graduated from the University of Agricultural Sciences in 1975. From 1978, he held various managerial positions at Budapest Rozmaring MGTSZ (agricultural co-operative) for eleven years. From1992 to 1998, he was a trustee of the "Foundation against Cancer for Man and the Future". At the same time he was Chief Executive Officer of Budapest Capital Holding Management Rt. In 1995, he was appointed Managing Director, and since 2005, Director-General, of ROZA-PORTA Trading Ltd. From 1994, he was a member of the Board of Helia Hotels plc for six years. He was also a member of the Supervisory Board of ÁPV Rt. (State Privatisation Company plc), and, in 2000, he was appointed Chairman of the Board of Képcsarnok Rt. (Fine Arts Trading plc.), becoming chairman of the Supervisory Board from 2001 until 2003. Between 2001 and 2004 he was also a member of the Board of Dunaferr Rt. Since 2002 he has been the Vice Chairman of the Board of ÁPV Rt and in 2006 he was elected trustee of the Szalmaszál Foundation Endowment for the Homeless.

In 2005 the composition of the Supervisory Board changed. Following the resignation of Dr. Lajos Oláh the Annual General Meeting elected Mr. István Vásárhelyi as a new member of the Supervisory Board. The Supervisory Board performed its duties in accordance with its statutory obligations. The report of the Supervisory Board has been prepared pursuant to the report of the Board of Directors, the opinion of the auditors and the scheduled regular mid-year reviews. MOL is the leading integrated oil and gas company of Central and Eastern Europe, the market leader in Hungary, and, with parent company's net sales of HUF 1.471,7 billion and Group's International Financial Reporting Standards (IFRS) net sales of HUF 2.455,2 billion, the largest company in Hungary. The work performed last year by the Board of Directors can be deemed successful and this is also reflected in the share price. The weighted average stock exchange price of MOL shares increased by 100.1% in 2005 to HUF 17,588 (in 2004 this was HUF 8,791). The stock exchange closing price on 31 December, 2005 was HUF 19,950.

The accounting methods applied in developing the financial reports are in accordance with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance-sheet are supported by reconciliation and stock-taking where relevant. Assessment and payment of tax obligations were implemented as prescribed by law. The Company's 2005 financial statements provide a true and fair picture of its economic activities. For the MOL Group a total of 62 companies were fully, and a further 10 companies were partially consolidated, using the equity method. Last year the ownership structure changed: at the end of 2005 the shareholding of ÁPV was 11.7% and that of foreign institutional investors was 58.2%, including the 12.9% shareholding of JPMorgan, the Depository of MOL GDRs. The ownership of domestic institutional investors amounted to 5.8%.

In December 2005, MOL signed call option agreement with APV Rt. (State Privatisation and Holding Company), according to which MOL is entitled to purchase 10,898,525 "A" Series MOL shares (representing 10% of MOL's registered capital) owned by APV Rt. between 1 May and 27 October, 2006. In December 2005 BNP Paribas exercised MOL's call option to purchase 7,552,874 "A" series MOL shares from Slovintegra-Slovbena shareholder group. Following completion of the transaction, MOL received call option on these shares from BNP, in addition to BNP received put option from MOL. For both options the expiration date is 18 December, 2006 and the exercise price is HUF 7,645 per share.

The Supervisory Board endorses the proposal of the Board of Directors to pay a gross dividend of HUF 35 billion for 2005. The Supervisory Board proposes that the General Meeting approve the audited financial statements of MOL for 2005, with a balance-sheet total of HUF 1,965 billion, after-tax profit of HUF 399 billion, and tie-up reserve of HUF 195 bn and the audited consolidated financial statements of the MOL Group for 2005, with a balance-sheet total of HUF 2.029 billion and after-tax profit of HUF 248 billion. These reports do not include the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, 31 March, 2006

For and on behalf of the Supervisory Board of MOL:



Dr. Mihály Kupa
Chairman of the Supervisory Board

Corporate and Shareholder Information

Date of foundation of MOL Plc

1 October, 1991. Registered by the Budapest Court of Justice acting as Court of Registration on 10 June, 1992 with effect as of 1 October, 1991, under file number 01-10-041683.

Legal predecessor

Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the EGM held on 27 April, 2005

Access to the Articles of Association can be requested from the Company or electronic version can be downloaded from Company's web site.

Registered share capital as of 31 December, 2005

108,984,671 registered class A ordinary shares with a par value of HUF 1,000 each, 1 registered class B preferred share with a par value of HUF 1,000 with special preferential rights attached and 578 registered class C ordinary shares with a par value of HUF 1,001 each.

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes also listed by transaction. Indicative bid and ask prices of MOL's GDRs on IOB can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB.

The following table shows trading data on MOL shares and GDRs for each quarter of 2005.

Treasury shares

Resolution No. 8 of the Annual General Meeting held on 27 April, 2005 gave authorisation to the Board of Directors for the purchase of MOL shares as follows:

The Board of Directors was entitled to acquire treasury shares pursuant to the following terms and conditions:

- Purpose of acquirement of the treasury shares:
  - supporting the achievement of the strategic goals of MOL, particularly use of treasury shares as consideration in acquisition transactions or
  - operation of share-based incentive schemes, or
  - adding a new potential measure to optimise the capital structure through the repurchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased), or
  - facilitating the implementation of potentially attractive share-based or hybrid financing instruments

Ownership Structure

	31.12.2004 Par value of shares (HUF th)	%	31.12.2005 Par value of shares (HUF th)	%
Foreign investors	**60,863,659**	**56.0**	**63,391,617**	**58.2**
OMV	10,865,000	10.0	10,901,000	10.0
Slovbena, Slovintegra	8,646,849	8.0	0	0.0
BNP Paribas	0	0.0	7,561,680	6.9
ÁPV Rt.	12,792,002	11.8	12,792,002	11.7
Hungarian institutional and private investors	10,113,459	9.3	6,926,677	6.4
MOL Plc (treasury shares)	5,337,808	4.9	7,412,275	6.8
Total	**108,618,777**	**100.0**	**108,985,251**	**100.0**

Trading data

	BSE volume (no. of shares)	BSE closing price (HUF/share)	IOB volume (no. of GDRs)	IOB closing price (USD/GDR)
1st quarter	25,958,072	15,350	13,769,986	80.8
2nd quarter	24,866,980	17,135	17,725,070	84.3
3rd quarter	21,868,428	22,970	17,254,580	110.5
4th quarter	11,067,070	19,950	14,059,491	93.0

- Mode of acquisition of treasury shares: with or without consideration, either on the stock exchange or through public offer or on the OTC market if not prohibited by legal regulations.

- The authorisation empowers the Board of Directors to acquire ordinary shares of the Company.
- The amount of shares that can be acquired: the total number of treasury shares acquired or owned by the Company simultaneously may not exceed 10 % of the share capital of the Company.
- The period of validity of the authorisation: an 18 month period starting from the date of the resolution of the Annual General Meeting.
- If the acquisition of the treasury shares is in return for a consideration, the minimum amount that can be paid in return for one share is HUF 1, while the maximum amount payable can not exceed the higher of either the highest stock exchange closing price of the last 90 trading days prior to the transaction or the effective stock exchange price of the day of the transaction.

As at 31 December, 2004, MOL owned 5,337,439 "A" series, and 369 "C" series ordinary shares. The number of "A" series shares increased to 7,411,696 and the "C" series shares increased to 578 by the end of 2005. The changes were due to the following transactions:

Treasury Shares

Reasons for change	Number of "A" series shares	Number of "C" shares Shares
Number of treasury shares as at 31 December, 2004	**5,337,439**	**369**
Shares purchased on BSE	1,404,115	
Shares purchased from Slovintegra and Slovbena	756,000	209
Shares sold	(5,500)	
Share dotation to employees and company officers	(80,358)	
Number of treasury shares as at 31 December, 2005	**7,411,696**	**578**

MOL securities held by Directors and Officers of the company as of 31 December, 2005

Name	Current position	Number of MOL shares	Number of MOL convertible bonds
Zsolt Hernádi	Chairman and Chief Executive Officer, Chairman of the Board of Directors	67,983	78
Dr. Sándor Csányi	Vice-Chairman of the Board of Directors	36,292	21
György Mosonyi	Group Chief Executive Officer, member of the Board of Directors	22,354	54
Michel-Marc Delcommune	Group Chief Strategic Officer, member of the Board of Directors	17,720	30
László Akar	member of the Board of Directors	11,761	15
Dr. Miklós Dobák	member of the Board of Directors	12,928	18
Dr. Gábor Horváth	member of the Board of Directors	10,921	15
Dr. Ernő Kemenes	member of the Board of Directors	2,668	15
Iain Paterson	member of the Board of Directors	8,921	15
Miklós Kamarás	member of the Board of Directors	-	-
Kálmánné Simóka dr.	member of the Board of Directors	4,238	15
Dr. Mihály Kupa	Chairman of the Supervisory Board	-	-
Dr. Attila Chikán	Deputy Chairman of the Supervisory Board	-	-
Piroska Bognár	member of the Supervisory Board, representative of the employees	484	-
John I. Charody	member of the Supervisory Board	-	-
Slavomir Hatina	member of the Supervisory Board	-	-
József Kudela	member of the Supervisory Board, representative of the employees	350	-
Dr. Sándor Lámfalussy	member of the Supervisory Board	380	-
János Major	member of the Supervisory Board, representative of the employees	544	-
István Vásárhelyi	member of the Supervisory Board	167	-
József Molnár	Group Chief Financial Officer	5,527	39
Zoltán Áldott	Exploration and Production Division, Managing Director	26,576	39
Sándor Fasimon	Natural Gas Division, Managing Director	6,856	24
Ferenc Horváth	Refining and Marketing Division, Managing Director	11,683	39
Slavomir Jankovic	Retail Services Division, Managing Director	-	-
Vratko Kassovic	Petrochemicals Managing Director until 06.03.2006	-	-
Árpád Olvasó	Petrochemicals Managing Director from 06.03.2006	-	-

Glossary

Average production cost Total cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent) Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel Barrel is the key imperial measure used in the oil industry, one tonne is equivalent to approximately 7.3 barrels of crude oil.

Brent type crude oil Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation The utilisation of the primary distillation capacity of a refinery.

Downstream Refining and Marketing Segment.

Dry well An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

Field development Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

HEO Hungarian Energy Office.

Horizontal drilling Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ) Association of the most important Hungarian crude oil product trading companies. KKKSz Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise A filling station displaying the MOL logo and offering MOL's product range, but not owned by MOL Plc

Monomers The monomers, ethylene and propylene, are the primary products of cracking one or more of the following: naphtha, gasoil, ethane, propane and butane. They are the largest volume petrochemicals, and effectively the building blocks of the petrochemical industry. They most attractive feature is the double bond between two carbon atoms, which makes them highly chemically reactive.

Natural gas liquids Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Polyethylene This is a type of polyolefin. The highpressure process of ethylene produces a low density polyethylene (LDPE) and the medium pressure polymerisation of ethylene produces a high density polyethylene (HDPE). LDPE is more flexible and has better clarity; HDPE has greater strength and less creep and less permeable to gases.

Polyolefins This is the collective name given to those polymers that are made from the olefins (ethylene, propylene). Polyolefins are high molecular weight compounds made by joining together hundreds or thousands of molecules, which consist of monomers. Molecular weight, structure and composition affect a number of the properties of polymers.

Polypropylene (PP) This is a type of polyolefin, the product of a propylene polymerisation reaction. Polypropylene is the lowest density polymer. It has fair-to-good impact strength and excellent colourability. PP has good resistance to heat and low water absorption.

PPM PPM is a measure of the concentration of a substance in a liquid, used where low levels of concentration are significant. The ppm value is equivalent to the absolute fractional amount multiplied by one million. For example, 10 ppm equals 10 kilogram of a substance for a million kilogram (one kiloton) of a liquid.

Proved developed non-producing reserve Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve The reserve that

Proved reserve Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Refining cover Total refining capacity divided by total volumes of product sold.

Reserve Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading To transform residues (heavy fuel oil) into more valuable white products.

Royalty By virtue of prevailing international practice and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. The royalty rate is currently 12% (since 1 January, 1998), except the supplementary royalty paid on gas production from fields put into production before 1998.

Russian export blend (API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

Upstream Exploration and Production Segment.

White products Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

SAPPO Slovak Association of Petroleum Industry and Trade

Toe (tonne of crude oil equivalent) Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

Financial terms

Cash Flow at Risk (CF@R) Methodology to measure the risks of the Company. It takes into account the exposures and the volatilities of the different businesses within the MOL portfolio.

Earnings before interest, tax, depreciation and amortisation (EBITDA) Operating profit plus depreciation and amortisation.

EBITDA margin Ratio of EBITDA divided by net sales revenues.

Financial Covenant is the rate calculated from specific terms of P&L, Balance Sheet and Cash-Flow. (Eg.: Net Debt per EBITDA, EBITDA per Total Interest Expense) Financial Covenants are primariliy applied in loan facility agreements to limit lenders' credit risk.

GDR Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

Gearing Ratio of net debt to net debt plus equity plus minority interests.

IFRS International Financial Reporting Standards, formerly International Accounting Standards (IAS)

International Swap Dealers Association (ISDA) The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation Number of shares (issued share capital) multiplied by the actual stock market price.

Net income Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

NOPAT Net Operating Profit After Taxation

Operating cash flow Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Return on average capital employed NOPAT based (ROACE) Net operating profit after taxation / average capital employed

Net operating profit after taxation = operating profit x (100% − calculated corporate tax ratio)

Average capital employed = opening capital employed/2 + closing capital employed/2

Capital employed = total assets − long term financial investments − work in progress − cash and cash equivalents − securities − short term liabilities + short term loans and credits

Return on Equity (ROE) Net income divided by shareholders equity.

Shareholder's return Return resulting from the movements of the share price and the amount of dividend paid.

Short position Exposure to a factor (e.g. commodity price, foreign exchange rate, interest rate) where the profit and/or the cash flow of a company is negatively influenced by an increase of such factor.

Shareholder Information

Corporate Address

MOL Hungarian Oil and Gas Plc (MOL Plc)
H-1117 Budapest,
Október huszonharmadika u. 18.
Budapest, 1986
Phone: (36-1) 209-0000, 209-1010, 209-2020

Shareholder Relations

Investor Relations — investor and analyst relations, public documents, etc.
H-1117 Budapest,
Október huszonharmadika u. 18.
Phone: (36-1) 464-1395
Fax: (36-1) 464-1335
e-mail: investorrelations@mol.hu

Share Registrar

KELER Rt.
H-1075 Budapest, Asbóth u. 9-11.
Phone: (36-1) 269 6553

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest, Deák Ferenc u. 5.
Phone: (36-1) 429-6636
Fax: (36-1) 429-6654

Warsaw Stock Exchange

Giełda Papierów Wartościowych w Warszawie S.A.
Książęca 4
00-498 Warsaw Poland
Phone: (4822) 628 32 32, fax: (4822) 628 17 54
e-mail: gielda@wse.com.pl

GDR Information

The Bank of New York
101 Barclay Street, 22 West New York,
NY 10286 USA
Phone: 00 1 212 815 3503, fax: 00 1 212 571 3050

Announcements

The company publishes its announcements in Magyar Tőkepiac, a Hungarian daily. Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet", national daily newspapers.



